CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

82-4507

11 March 2008

08001259

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 February 2008 till 29 February 2008, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233515 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

Ng Chooi Peng
Senior Secretariat Manager

Encs

S:\Sec\ADR\Ltr to ADR.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and news release by CapitaLand Limited – "Convertible Bonds due 2018"	1 Feb 2008	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, RCCF Management Pte. Ltd."	1 Feb 2008	SGX-ST Listing Manual
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd – "Voluntary Unconditional Cash Offer for The Ascott Group Limited – Dealings disclosure and level of acceptances"	1 Feb 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Dissolution of indirect subsidiary, CapFin MR1 Sdn Bhd"	4 Feb 2008	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited - "Payment of management fee by way of issue of units in CapitaCommercial Trust"	4 Feb 2008	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Payment of management fee by way of issue of units in CapitaMall Trust"	4 Feb 2008	For Public Relations Purposes
Announcement by CapitaRetail China Trust Management Limited - "Offer and placement of new units in CapitaRetail China Trust"	4 Feb 2008	For Public Relations Purposes
News release by CapitaMall Trust Management Limited - "CMT to construct Singapore's First Olympic-sized Ice-Skating Rink at Jurong Entertainment Centre"	5 Feb 2008	For Public Relations Purposes
Announcement by CapitaRetail China Trust Management Limited - "Issue of 138,236,000 new units in CapitaRetail China Trust"	5 Feb 2008	For Public Relations Purposes
Announcement by CapitaRetail China Trust Management Limited - "(1) Completion of the acquisition of Xizhimen Mall, Beijing; and (2) Use of proceeds of the equity fund raising"	5 Feb 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Date of release of unaudited financial results for the 4th quarter and full year ended 31 December 2007"	5 Feb 2008	SGX-ST Listing Manual
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd – "Voluntary Unconditional Cash Offer for The Ascott Group Limited – Level of acceptances of the Offer"	5 Feb 2008	SGX-ST Listing Manual
Announcement by The Ascott Group Limited – "Voluntary unconditional cash offer for The Ascott Group Limited - Despatch of circular to shareholders"	11 Feb 2008	For Public Relations Purposes
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd – "Voluntary Unconditional Cash Offer for The Ascott Group Limited – Level of acceptances of the Offer"	11 Feb 2008	SGX-ST Listing Manual

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd – "(1) Voluntary Unconditional Cash Offer for The Ascott Group Limited – Dealings Disclosure and Level of acceptances; and (2) Advertisements in relation to The Offer"	12 Feb 2008	SGX-ST Listing Manual
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd – Voluntary Unconditional Cash Offer for The Ascott Group Limited – Dealings Disclosure and Level of acceptances"	13 Feb 2008	SGX-ST Listing Manual
Announcement by Australand - "Full year results for the year ended 31 December 2007"	14 Feb 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Report of persons occupying managerial positions who are related to a Director, CEO or Substantial Shareholder"	14 Feb 2008	SGX-ST Listing Manual
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd – Voluntary Unconditional Cash Offer for The Ascott Group Limited – Dealings Disclosure and Level of acceptances"	14 Feb 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Intervention in High Court appeal hearing regarding enbloc purchase of Gillman Heights Condominium"	15 Feb 2008	SGX-ST Listing Manual
Announcement by Ascott Residence Trust – "Payment of management fee by way of issue of units in Ascott Residence Trust"	15 Feb 2008	For Public Relations Purposes
Announcements by CapitaRetail China Trust – "(1) Payment of management fee by way of issue of units in CapitaRetail China Trust (2) Payment of acquisition fee by way of issue of units in CapitaRetail China Trust"	15 Feb 2008	For Public Relations Purposes
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd – Voluntary Unconditional Cash Offer for The Ascott Group Limited - (1) Dealings Disclosure and Level of Acceptances (2) Advertisements in relation to the Offer, to be published on 18 February 2008"	15 Feb 2008	SGX-ST Listing Manual
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd - "Voluntary Unconditional Cash Offer for The Ascott Group Limited - Dealings Disclosure and Level of Acceptances"	18 Feb 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Increase in registered capital of Indirect wholly-owned subsidiary, CapitaLand Management (China) Co., Ltd"	19 Feb 2008	SGX-ST Listing Manual
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd - "Voluntary Unconditional Cash Offer for The Ascott Group Limited - Dealings Disclosure and Level of Acceptances"	19 Feb 2008	SGX-ST Listing Manual
Announcement by The Ascott Group Limited - "Voluntary unconditional cash offer for The Ascott Group Limited - Public Disclosure of Dealings"	19 Feb 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Legal action brought against eight consenting subsidiary proprietors (owning four units) of Gillman Heights Condominium"	20 Feb 2008	SGX-ST Listing Manual

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd – "Voluntary Unconditional Cash Offer for The Ascott Group Limited – Dealings disclosure and level of acceptances"	20 Feb 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Foshan CapitaLand Property Management Co., Ltd."	21 Feb 2008	SGX-ST Listing Manual
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd – "Voluntary Unconditional Cash Offer for The Ascott Group Limited – (a) Dealings disclosure and level of acceptances and (b) Advertisements in relation to the Offer, to be published on 22 February 2008"	21 Feb 2008	SGX-ST Listing Manual
News Release by CapitaLand Limited – "Somerset Capital now owns more than 90% of Ascott"	21 Feb 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "2007 Full Year Unaudited Financial Statements Announcement"	22 Feb 2008	SGX-ST Listing Manual
News release by CapitaLand Limited - "CapitaLand achieves exceptional S$2.8 billion profit for FY2007, a record for fourth consecutive year"	22 Feb 2008	For Public Relations Purposes
Presentation & supplemental slides - "CapitaLand Group Full Year 2007 Results" to be presented to analysts and media on 22 February 2008 at STI Auditorium, Capital Tower"	22 Feb 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Notice of asset valuation"	22 Feb 2008	SGX-ST Listing Manual
Announcement and news release by CapitaLand Limited – "Establishment of wholly-owned subsidiary, CapitaLand Industrial & Logistics Holdings Limited, and joint venture with Australand Industrial and Logistics International Pty Limited"	22 Feb 2008	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by Australand - "Australand enters into Asian industrial & logistics development joint venture with CapitaLand"	22 Feb 2008	For Public Relations Purposes
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd – "Voluntary Unconditional Cash Offer for The Ascott Group Limited – Dealings disclosure and level of acceptances"	22 Feb 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Sale of indirect wholly-owned subsidiary, Isha Investments (Mauritius) Limited"	25 Feb 2008	SGX-ST Listing Manual
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd – "(a) Voluntary Unconditional Cash Offer for The Ascott Group and (b) Advertisements in relation to the Offer, to be published on 26 February 2008"	25 Feb 2008	SGX-ST Listing Manual
News release by CapitaLand Limited – "Somerset Capital now owns 96.7% of Ascott"	25 Feb 2008	For Public Relations Purposes
Announcement by CapitaRetail China Trust Management Limited – " Distribution Per Unit and Payment Date"	25 Feb 2008	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by The Ascott Group Limited – "Voluntary Unconditional Cash Offer for The Ascott Group Limited – Public Disclosure of Dealings"	26 Feb 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Completion of sale of stake in Savu Investments Pte. Ltd. (formerly known as Savu Investments Ltd)	26 Feb 2008	SGX-ST Listing Manual
News release by The Ascott Group Limited - "Ascott expands Indonesia presence with fifth serviced residence"	26 Feb 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Convertible Bonds due 2018 - SGX-ST Approval In-Principle"	26 Feb 2008	SGX-ST Listing Manual
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd – "Voluntary Unconditional Cash Offer for The Ascott Group Limited – Dealings disclosure and level of acceptances"	26 Feb 2008	SGX-ST Listing Manual
News Release by CapitaLand Limited – "CapitaLand strengthens Vietnam presence with new business initiatives"	27 Feb 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of Indigo Services Private Limited"	27 Feb 2008	SGX-ST Listing Manual
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd – "Voluntary Unconditional Cash Offer for The Ascott Group Limited – Dealings disclosure and level of acceptances"	27 Feb 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Clarification in respect of Unaudited Financial Statements for the year ended 31 December 2007"	28 Feb 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "TMall Limited - Company in members' voluntary liquidation"	29 Feb 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Guangzhou Jia Kai Property Co., Ltd."	29 Feb 2008	SGX-ST Listing Manual

S:\Sec\ADR\2008\Feb 2008.doc

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	14-Feb-2008 07:18:33
Announcement No.	00006

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Australand - "Full year results for the year ended 31 December 2007"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter. For details, please refer to the announcement posted by Australand on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX Announcement
ASX Code: ALZ

14 February 2008

FULL YEAR RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

Please find attached copies of the following documents:

- Media Release
- Preliminary Final Report (Appendix 4E)

Issued by:

Bev Booker
Company Secretary
Tel: +61 2 9767 2182
Email: bbooker@australand.com.au

RHODES NSW 2138
Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde
T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX Announcement
ASX Code: ALZ

14 February 2008

AUSTRALAND DELIVERS INCREASED PROFIT AND PLATFORM FOR FURTHER GROWTH

Australand today announced a strong result for the year ended 31 December 2007, delivering a statutory profit of $269.2 million, including unrealised gains in property revaluations.

The Group's full-year operating profit after tax, excluding unrealised gains in property revaluations, was $163.2 million, up 5% on the prior year.

Key highlights included:

- Improved full-year operating profit before tax ("PBT") from all businesses:
  - Commercial & Industrial PBT up 75% to $70.1 million;
  - Investment Property PBT up 11% to $106.7 million; and
  - Residential PBT up 1% to $106.3 million.
- Full-year Dividends/Distributions up 3% to 17.0 cents per stapled security.
- Earnings per Stapled Security, on operating profit after tax, up 2% to 17.6 cents.
- Net tangible assets per stapled security up 9% to $1.70.

Group Operating Highlights

In announcing the result, Australand's Managing Director and CEO, Bob Johnston, said, "We are pleased with the full year result. Momentum established in the first half maintained through the second half of the year to deliver an increased operating profit after tax.

"The Commercial & Industrial business delivered an outstanding result with an operating profit before tax of $70.1 million for the 2007 financial year, up 75% on the prior year," said Mr Johnston.

The Commercial & Industrial (C&I) business delivered $583.8 million in revenue, consisting of $528.7 million of revenue from 385,000 sqm of commercial and industrial space and $55.1 million of revenue from five land subdivisions. At the same time, C&I increased its forward workload by 13% and expects to deliver 424,000 sqm of commercial and industrial space in 2008.

Mr Johnston said the Investment Property business also delivered strong operating income of $106.7 million, up 11% on the prior year. A gain on sale of property of $10.7 million and property revaluations of $106.0 million were also achieved. Year-on-year recurrent income growth was 3.5%, excluding properties sold during the 2007 financial year.

"The investment portfolio grew 26% to $1.9 billion and is well positioned to generate further recurrent income growth from its existing high quality portfolio with a 99.9% occupancy profile."

Mr Johnston said operating profit before tax for the Residential business increased 1% to $106.3 million, with strong contributions from Western Australia and Victoria which, together with a solid result from Queensland, offset the tougher Sydney residential market which remained challenging throughout 2007.

"The Residential development pipeline increased 11% from the prior year to an estimated end value of $6.8 billion, comprising 17,352 lots," said Mr Johnston.

"Additions to the Residential pipeline had been made in key growth corridors to further diversify the geographic and product profile and position Australand well for growth in the medium term."

Capital Management

Australand had net debt at 31 December 2007 of $1.5 billion and a gearing level of 40.4%.

Australand's Chief Financial Officer, Tiernan O'Rourke, said the Group maintained an optimal capital structure during the 2007 financial year, which provided financial flexibility for its operations.

"Our debt had a maturity profile of 1.7 years and was 79% protected by fixed interest rate hedges, which protects the business against interest rate volatility," said Mr O'Rourke.

The average cost of debt for the 2007 financial year was approximately 6.6% and the interest cover ratio was 3.3 times.

Mr O'Rourke stated that, as at 31 December 2007, Australand had a total of $152 million of debt facilities maturing this year, of which 74% had already been renewed since the start of 2008.

"Australand is well positioned with 97% of total debt secured by our portfolio of high quality assets, strong operating cash flows and solid banking relationships. Australand's financial fundamentals were strong and well supported by a strong balance sheet", said Mr O'Rourke.

Strategy

Mr Johnston said Australand's focus was on delivering sustainable growth in earnings for security holders and outlined the following key areas of focus to deliver growth over the medium term:

- Leveraging its existing strong Residential and C & I developer platforms to create organic growth;
- Growing its existing funds management platform and capital partnering relationships to launch a new fund for C & I assets and a residential development fund in 2008;
- Expanding its footprint selectively into the industrial and logistic sectors in Asia; and
- Being prudent with its capital management by recycling capital and managing gearing levels.

Outlook

The recent volatility in capital markets creates some uncertainty in providing profit guidance for the 2008 full year.

Providing market conditions do not deteriorate significantly, Australand expects to deliver 2-3% earnings per security growth in operating profit after tax, excluding property revaluations, for the year ending 31 December 2008. The Group expects to maintain distributions at the 2007 increased rate of 17.0 cents per stapled security.

For further information, please contact:

Investor enquiries

Tiernan O'Rourke
Chief Financial Officer
Tel: +61 2 9767 2041
Email: torourke@australand.com.au

Rob Morton
Investor Relations Manager
Tel: +61 2 9767 2069
Email: rmorton@australand.com.au

Media enquiries

Trudy Wise
Wise McBaron Communication
Tel: 0405 040 133 / +61 2 9279 4770
Email: trudy_wise@wisemcbaron.com.au

Australand Holdings Limited

Australand is a stapled entity that comprises the parent entity, Australand Holdings Limited (ABN 12 008 443 696), Australand Property Trust (ARSN 106 680 424), Australand Property Trust No.4 (ARSN 108 254 413) and Australand Property Trust No.5 (ARSN 108 254 771) and their respective controlled entities.

Appendix 4E

Preliminary Final Report
for the financial year ended 31 December 2007*

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Key Information		Consolidated	
		2007	2006
		$'000	$'000
Revenue from continuing operations	Up 10% to	1,159,059	1,058,354
Net profit attributable to stapled security holders	Up 11% to	269,226	243,050

Dividends/Distributions	Total Dividends/ Distributions	Distribution per units	Dividend per share	Franked amount per share
March 2007 quarter - paid	4.00 cents	3.75 cents	0.25 cents	30%
June 2007 quarter - paid	4.00 cents	2.95 cents	1.05 cents	30%
September 2007 quarter - paid	4.00 cents	2.10 cents	1.90 cents	30%
December 2007 quarter - paid 8 February 2008	5.00 cents	2.07 cents	2.93 cents	30%
Total	17.00 cents	10.87 cents	6.13 cents	

The record date for determining entitlements to the final Dividend/Distribution was 5.00pm, 31 December 2007

EXPLANATION OF RESULTS

Please refer to the attached "management discussion and analysis of financial performance and review of operations"("MD&A") for further explanation of the results.

*This preliminary final report constitutes the Appendix 4E prepared based upon a business combination of the above-named entities in accordance with applicable Accounting Standards and Australian Securities Exchange Listing Rules. It does not include all the notes in an annual financial report. Accordingly, this report should be read in conjunction with public announcements made by Australand during the 2007 year and to the date of this report

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL PERFORMANCE AND REVIEW OF OPERATIONS (MD&A)

RESULTS IN BRIEF

Australand today announced a strong result for the year ended 31 December 2007, delivering a statutory profit of $269.2 million, including unrealised gains in property revaluations.

The Group's full-year operating profit after tax, excluding unrealised gains in property revaluations, was $163.2 million, up 5% on the prior year.

Key highlights included:

- Improved full-year operating profit before tax ("PBT") from all businesses:
  - Commercial & Industrial PBT up 75% to $70.1 million;
  - Investment Property PBT up 11% to $106.7 million; and
  - Residential PBT up 1% to $106.3 million.
- Full-year Dividends/Distributions up 3% to 17.0 cents per stapled security.
- Earnings per Stapled Security, on operating profit after tax, up 2% to 17.6 cents.
- Net tangible assets per stapled security up 9% to $1.70.

FINANCIAL RESULTS SUMMARY

$'000	2007	2006	Change
REVENUE			
Group Revenue	**1,448,277**	1,266,320	14%
Less: Property development revenue from Joint Ventures	**289,218**	207,966	39%
Gross revenue, wholly owned	**1,159,059**	1,058,354	10%
PROFIT ATTRIBUTABLE TO SECURITY HOLDERS			
Operating Profit after tax	**163,176**	155,299	5%
Add: Unrealised gains in property revaluations	**106,050**	87,751	21%
Statutory Profit	**269,226**	243,050	11%
Full Year Dividends/Distributions per stapled security (cents)	**17.0**	16.5	3%

SECURITY HOLDER RETURNS

Basic earnings per stapled security were 29.0 cents (2006: 27.1 cents). Basic earnings per stapled security before unrealised gains in property revaluations were 17.6 cents (2006: 17.3 cents). Australand's dividends/distributions per stapled security for the full year ended 31 December 2007 was 17.0 cents, reflecting a 96.1% payout ratio on operating profit after tax attributable to security holders (i.e. operating profit before unrealised gains in property revaluations) (2006: 16.5 cents, reflecting a 95.9% payout ratio).

	2007	2006	Change
Earnings per stapled security on operating profit[1] after tax (cents)	**17.6**	**17.3**	**2%**
Earnings per stapled security on statutory profit[1] (cents)	29.0	27.1	7%
Return on equity (ROE) on statutory profit[2]	18.2%	18.8%	(3)%

1 EPS and DPS calculation includes all interests of the stapled security holders in Australand. This includes interests in Australand Property Trust No. 4 (APT4) and Australand Property Trust No. 5 (APT5) which under Accounting Standards are required to be treated as minority interests

2 Net profit after tax attributable to stapled security holders + Total stapled group equity interest (weighted average)

CAPITAL MANAGEMENT

At 31 December 2007, Australand had interest bearing debt, net of cash, of $1.5 billion and a gearing ratio of 40.4%. This debt had a maturity profile of 1.7 years and is 79% protected by fixed interest rate hedging. Australand's average cost of debt for the 2007 financial year was approximately 6.6% and the interest cover ratio was 3.3 times.

Australand's principal sources of debt are its two series of Commercial Mortgage Backed Securities ("CMBS") which are rated by Standard and Poor's and its Multi Option Facility ("MOF") with a syndicate of banks. These sources account for approximately 90% of the debt at 31 December 2007. The first CMBS series (64% of total CMBS debt) matures at the end of June 2009 and the second series at the end of June 2011. Each series has a 5 year term. The MOF is a 2 year evergreen facility which matures in mid-June 2009 but is negotiated each year for the next two years.

As at 31 December 2007, Australand's debt maturity profile was 1.7 years with $151.8 million of the total $1.5 billion interest bearing debt due for renewal during 2008. At the date of this report, Australand has renewed $111.8 million or 74% of this debt through negotiations in 2008. The remaining facilities which are due to mature between April and September 2008 will be negotiated in coming months. As the two CMBS series mature in mid-2009 and mid-2011, Australand will commence negotiations with debt providers at an appropriate time. In addition to its debt facilities, Australand has strong operating cash flows which provided support for investing activities throughout the 2007 year. Discussions with the Group's banks have indicated their strong willingness to continue to support the Group in the future.

Australand's gearing was 40.4% at 31 December 2007 (interest bearing debt to total assets, cash adjusted), which is within Australand's target range. The comparable gearing at 30 June 2007 was 40.7% and at 31 December 2006 was 39.8%. Look-through gearing which is calculated by including Australand's interest bearing debt ($1.5 billion) plus its share of Joint Venture and external fund debt was 40.8% at 31 December 2007 (31 December 2006: 39.4%). It should be noted that only $58.4 million, or 21%, of Joint Venture debt has recourse to Australand.

Australand's fixed interest rate hedge maturity profile was 4.6 years at 31 December 2007 (31 December 2006: 3.9 years). This profile is longer than the debt maturity profile as the Group maintains a portfolio of hedges some of which are forward start swaps to protect future debt balances which will arise on renewal of existing facilities.

The Group is currently reviewing its options in relation to its $275m hybrid equity securities.

Australand will continue to follow a prudent financial strategy which will include:

- Actively managing its debt capital and its relationships with debt providers;
- Optimising the use and turnover of capital to support the strategic plan including asset sales, Joint Venture arrangements, the issue of equity and equity-linked instruments and the appropriate use of debt;
- Ensuring that debt balances continue to be supported by a strong balance sheet;
- Maintenance of optimal gearing, hedging and debt maturity profiles appropriate to the business; and
- Proactive management of the cost of capital.

REVIEW OF OPERATIONS

COMMERCIAL & INDUSTRIAL

BUSINESS OVERVIEW

Australand's Commercial and Industrial business is one of the largest national industrial developers and builders in Australia.

The business has seven core product offerings, which contributed to the strong profit growth in 2007. The core product offerings are: industrial pre-leases, commercial pre-leases, multi-tenanted industrial projects, land subdivisions, land and build packages, office and industrial speculative projects and asset repositioning projects.

The diverse exposure to these market segments and the multi-faceted development approach allows the business to cater for niche submarkets and provides a solid growth platform for 2008.

FINANCIAL RESULTS

The Commercial and Industrial business achieved an operating profit before tax of $70.1 million, a 75% increase on the prior year result of $40.0 million. Aggregate sales revenue for the full-year was $583.8 million (2006: $262.2 million), which comprised revenue of $434.9 million from wholly owned projects and $148.9 million from Joint Venture projects.

Operational highlights for the 2007 financial year included:

- Buildings with a total net lettable area of 385,000 sqm were delivered, comprising 355,000 sqm of industrial projects and 30,000 sqm of commercial projects;
- Construction in the full-year comprised 25 industrial properties and 4 commercial office projects. There was also 5 active land subdivision projects;
- Continued expansion of the geographic footprint into the Queensland, West Australian and South Australian markets with total projects valued at over $300 million under construction as at the full-year;
- Continued expansion of the underlying industrial land bank, totalling 566 hectares at 31 December 2007.

OUTLOOK

The following table compares the Commercial and Industrial activity as well as the forward workload for the year ended 31 December 2007 compared with the half year ended 30 June 2007 and the year ended 31 December 2006:

	Full-Year Ended December 2007	Half-Year Ended June 2007	Full-Year Ended December 2006
Construction work delivered during period	**385,000 sqm**	158,000 sqm	301,000 sqm
Pre-committed forward workload at period end	**424,000 sqm**	445,000 sqm	376,000 sqm

INVESTMENT PROPERTY

BUSINESS OVERVIEW

During the financial year 2007, the assets of the investment portfolio increased 26% to $1,882 million. This increase included the following investment properties outlined in the table below, including assets from the Commercial and Industrial pipeline, external acquisitions and revaluations in accordance with Accounting Standards. The portfolio now totals 56 investment properties, located predominantly along the eastern seaboard.

FINANCIAL RESULTS

The Investment Property business result comprises the following:

- Operating income of $106.7 million, an 11% increase on the prior year result of $96.1 million. The year-on-year recurrent income growth was 3.5%, excluding properties sold during the financial year. This was driven by portfolio growth delivered by the Commercial and Industrial pipeline, acquisitions (less properties sold) and through comparative rental growth across the entire portfolio;
- Profit of $10.7 million from the sale of assets to AWPF6, primarily 1C Homebush Bay Drive, Rhodes;
- Unrealised gains in property revaluations of $106.0 million on the Investment Property portfolio, an increase of 21% on the corresponding 2006 unrealised revaluation gain of $87.8 million.

Details of new income producing properties are summarised in the following table:

Properties Acquired/Under Construction during full-year ended 31 December 2007:

Property	Suburb	State	Tenant	Property Type	Lettable Area m²	$m
Lot 14 Powers Road	Seven Hills	NSW	Sigma Company Ltd	Industrial	13,526	21.00
Lot A, 302 Hume Street	Goulburn	NSW	Coles Group	Industrial	42,826	16.15
4 Butu Wargun Drive	Greystanes	NSW	Aristocrat	Industrial	10,948	18.50
44 Cambridge Street	Rocklea	QLD	Mitre 10	Industrial	11,001	17.14
97 School Street	Spring Hill	QLD	Queensland Health	Commercial	2,255	13.73
Vanessa Road	Campbellfield	VIC	Amcor	Industrial	9,530	9.55
18-20 Butler Bld	Adelaide Airport	SA	Thermo Fischer	Industrial	6,966	8.16
17-23 Queensbridge St	Melbourne	VIC	Carrick Education	Commercial	2,876	12.46
2 Douglas Street, Port Melbourne *	Port Melbourne	VIC	Speculative	Industrial	3,244	4.00
25-29 Jets Court	Tullamarine	VIC	Boeing and Speculative Unit	Industrial	14,890	12.39
610 Heatherton Road *	Clayton	VIC	Alinta	Industrial	8,463	16.75
South Centre Road *	Tullamarine	VIC	ADR	Industrial	46,107	2.00
28 Freshwater Place (50%) *	Southbank	VIC	Speculative	Commercial	33,953	67.77
Beaudesert Road *	Parkinson	QLD	Coles Group	Industrial	41, 828	41.80
111 Darlinghurst Road	Sydney	NSW	The Crest Hotel	Hotel	17,613	66.77
Various Commercial Units	Various	NSW	Multi tenanted	Commercial	2, 364	12.78
Total					268,390	341.0

* Assets under construction in Commercial & Industrial business at 31 December 2007

The following properties were disposed of to AWPF6 during the 2007 financial year:

Properties Disposed of during full-year ended 31 December 2007:

Property	Suburb	State	Tenant	Property Type	Lettable Area m²	Disposal Value $m
Building C, 1 Homebush Bay Drive	Rhodes	NSW	Australand	Commercial	10,827	47.00
80-96 South Park Drive	Dandenong South	VIC	Capelle	Industrial	10,004	17.89
Total					20,831	64.89

OUTLOOK

The portfolio continues to expand via the Commercial and Industrial development pipeline whilst rental cash flow, security and lease terms remain at or above industry benchmarks as shown in the table below:

	Australand	LPT averages[1] June 2007	
	December 2007	Office	Industrial
Income growth (yoy)	3.5%	3.8%	3.0%
Portfolio occupancy	99.9%	97.3%	97.8%
Average lease expiry	6.9 yrs	5.8 years	4.9 years
Average cap rate	6.9%	6.3%	7.3%

[1] Source: UBS estimates

Australand's mix of assets, based on portfolio asset value, is split 47% Office, 48% Industrial and 5% other as at 31 December 2007 (2006: 47% Office, 48% Industrial and 5% other).

RESIDENTIAL

BUSINESS OVERVIEW

Australand has over 85 years experience in Residential development. With projects located in four major capital cities and numerous regional areas, Australand is one of the largest developers in Australia, both in terms of revenue and controlled future lots. The Residential business has a strong and diversified future pipeline and an experienced management team, providing a solid platform for growth in the medium term.

FINANCIAL RESULTS

The Residential business achieved an operating profit before tax of $106.3 million, a 1% increase on the prior year result of $105.7 million. The result was a reflection of strong Perth and Melbourne markets and an improved Brisbane market. The Sydney market remained challenging throughout 2007 and whilst some areas have shown improvement, a recovery is not anticipated until beyond 2008.

Apartment settlements were down 44% from 2006 as the business continued to concentrate more on Residential community development than on the apartment sector. Land only sales were lower by 4% as we increased housing sales by a corresponding 4% as more developed lots were built on to match consumer demand and address affordability constraints. Despite total revenue being 6% lower than the previous year, operating margins and profit before tax both increased.

The following table depicts sales by product type and sales revenue on an aggregate basis between wholly owned and Joint Venture projects.

	Lots No.	Houses No.	Apartments No.	Total Revenue $m	Change on FY 06
Wholly Owned Projects	811	700	130	715.4	Down 9%
Joint Venture Projects*	393	102	59	174.5	Up 5%
Total	**1,204**	**802**	**189**		

* Joint Venture figures show Australand's share of number of lots and revenue.

Operational highlights for 2007 included:

- Strong profit contribution from Western Australia, including the Port Coogee and Bassendean projects;
- Improved profit and margins from Victoria, with land and housing sales above expectations;
- Solid contribution from Queensland, including the successful launch of Ambience Stage 2 at Burleigh Heads, the Solito apartments at Carindale and improved land and housing sales in Brisbane; and
- Launch of Second Ponds Creek and Belrose (NSW) projects with strong land and housing sales.

OUTLOOK

Strong population and employment growth in the major states, coupled with significantly lagging supply of stock in the market, resulted in an improvement in selling prices and a reduction in sales incentives in 2007. Whilst these fundamental drivers and economic conditions are expected to prevail through 2008, any further interest rate rises will place further pressure on the sector. Affordability constraints remain an impediment to a full recovery of the Residential sector, with Sydney and Perth affected more so than other capital cities.

The Residential business is expected to marginally increase contributions to the Group result in 2008 and will continue to invest in growth corridors and select in-fill areas through capital efficient means to provide growth in the future.

During 2007, the business acquired new development entities (joint venture and wholly owned) yielding around 4341 lots for $172 million. The total number of future lots was 17,352 lots at 31 December 2007, representing a forward workload that exceeds 10 years. In 2008, our acquisition focus is on Queensland, concentrating on both our traditional markets and far north regional markets.

The following table provides the longer term yield and sales revenue from projects which are controlled by Australand and its related entities:

Residential Division: Future yields and revenue (existing projects)

	No. of projects	Future Yield			Future Revenue $'m			Trading life
		Land	Housing	Apartments	Land	Housing	Apartments	
1. Split By State								
New South Wales	32	1,452	765	838	502	441	580	Up to 9 years
Victoria	34	5,108	1,125	550	1,051	522	376	Up to 17 years
Queensland	12	637	639	449	179	344	272	Up to 7 years
Western Australia	24	3,662	468	1,659	1,010	193	1,324	Up to 10 years
Total	**102**	**10,859**	**2,997**	**3,496**	**2,742**	**1,500**	**2,552**	
2. Split between wholly owned and Joint Venture								
Wholly Owned	72	5,848	1,982	2,309	1,584	990	1,799	
Australand share of Joint Ventures	30	5,011	1,015	1,187	1,158	510	753	
Total	**102**	**10,859**	**2,997**	**3,496**	**2,742**	**1,500**	**2,552**	

Note: The above table reflects the number of lots and revenue for wholly owned, Joint Venture and Project Development Agreements to the extent of Australand's interests.

AWPF6

Australand successfully established Australand Wholesale Property Fund No. 6 (AWPF6) during the 2007 financial year. AWPF6 acquired from Australand a portfolio of 8 high quality Commercial and Industrial properties located in NSW, Victoria and South Australia. The on completion value of the portfolio was approximately $220 million.

As at 31 December 2007, Australand had sold approximately $110 million of the $155 million AWPF6 equity on issue. Therefore, as at 31 December 2007, Australand held a 30% stake in AWPF6. Given ongoing investor interest, Australand intends to ultimately reduce its stake to between 10% and 19.9%. The financial statements included in this report have recognised this transaction on an equity accounting basis.

GROUP STRATEGY and OUTLOOK

Australand's focus is on delivering sustainable growth in earnings for security holders and outlined below are the key areas of focus to deliver growth over the medium term:

- Leveraging its existing strong Residential and C & I developer platforms to create organic growth;
- Growing its existing funds management platform and capital partnering relationships to launch a new fund for C & I assets and a residential development fund in 2008;
- Expanding its footprint selectively into the industrial and logistic sectors in Asia; and
- Being prudent with its capital management by recycling capital and managing gearing levels.

The recent volatility in capital markets creates some uncertainty in providing profit guidance for the 2008 full year.

Providing market conditions do not deteriorate significantly, Australand expects to deliver 2-3% earnings per security growth in operating profit after tax, excluding property revaluations, for the year ending 31 December 2008. The Group expects to maintain distributions at the 2007 increased rate of 17.0 cents per stapled security.

DIVIDENDS / DISTRIBUTIONS

Dividends paid or declared by Australand Holdings Limited and distributions paid or declared by Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 to stapled security holders since the end of the previous financial year are detailed in Note 3 to the financial statements contained in this preliminary final report.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

There were no significant changes in the state of affairs of Australand during the financial year.

Dated at Sydney this 14th day of February 2008.

Signed in accordance with a resolution of the Directors.



Bob Johnston
Managing Director

CONSOLIDATED INCOME STATEMENT
For the Year Ended 31 December 2007

	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000
Revenue	5	**1,159,059**	1,058,354
Cost of properties sold		**(743,235)**	(664,509)
Development profit recognised through valuation of properties transferred to Australand Property Trusts		**11,842**	9,877
Share of net profits of Joint Ventures and Associates accounted for using the equity method		**51,812**	32,587
Investment property expenses		**(27,174)**	(21,319)
Employee expenses		**(106,450)**	(89,286)
Depreciation		**(2,516)**	(3,416)
Finance costs		**(63,395)**	(56,714)
Other expenses		**(61,657)**	(56,777)
Net gains from fair value adjustments on investment property		**106,050**	87,751
Profit before income tax		**324,336**	296,548
Income tax expense		**(30,770)**	(32,966)
Net profit		**293,566**	263,582
Net profit attributable to ASSETS hybrid equity holders (minority interest)		**(24,340)**	(20,532)
Net profit attributable to stapled security holders of Australand		**269,226**	243,050
Attributable to:			
Equity holders of AHL and APT		**220,484**	186,332
Equity holders of other stapled entities (minority interest):			
- Australand Property Trust No.4 (APT4)		**35,923**	38,546
- Australand Property Trust No.5 (APT5)		**12,819**	18,172
Net profit attributable to stapled security holders of Australand		**269,226**	243,050
Earnings per stapled security for profit attributable to the ordinary equity holders of AHL and APT (parent entity)			
Basic earnings per stapled security	2	**23.8 cents**	20.8 cents
Diluted earnings per stapled security	2	**23.8 cents**	20.7 cents
The above income statement should also be read in conjunction with the accompanying notes, including note 2 which presents the following earnings per stapled security for profit attributable to the stapled security holders:			
Basic earnings per stapled security	2	**29.0 cents**	27.1 cents
Diluted earnings per stapled security	2	**29.0 cents**	27.0 cents

The above consolidated income statement should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET
As at 31 December 2007

	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000
Current Assets			
Cash and cash equivalents		55,842	9,594
Receivables		426,722	256,922
Inventories		376,656	702,086
Investment properties under contracts for sale		-	150,500
Derivative financial instruments		1,311	734
Other		2,929	5,606
Total Current Assets		863,460	1,125,442
Non-Current Assets			
Inventories		735,096	648,734
Investments accounted for using the equity method		255,169	216,999
Investment properties		1,881,965	1,452,373
Property, plant and equipment		5,861	36,828
Derivative financial instruments		47,581	22,184
Total Non-Current Assets		2,925,672	2,377,118
Total Assets		3,789,132	3,502,560
Current Liabilities			
Payables		105,013	123,824
Interest bearing liabilities		151,750	-
Current tax liabilities		31,820	18,790
Provisions		107,976	87,049
Land vendor liabilities		43,215	104,200
Total Current Liabilities		439,774	333,863
Non-Current Liabilities			
Interest bearing liabilities		1,410,500	1,400,663
Provisions		34,563	13,188
Land vendor liabilities		22,145	18,352
Deferred tax liabilities		33,480	24,353
Total Non-Current Liabilities		1,500,688	1,456,556
Total Liabilities		1,940,462	1,790,419
Net Assets		1,848,670	1,712,141
Equity			
Equity holders of AHL and APT			
Contributed equity		983,994	980,334
Reserves		38,424	18,743
Retained profits		292,663	207,740
		1,315,081	1,206,817
Equity holders of APT4 and APT5 (minority interest)		264,931	236,666
Stapled security holders interest in the Group	4	1,580,012	1,443,483
ASSETS hybrid equity		268,658	268,658
Total Equity		1,848,670	1,712,141

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the Year Ended 31 December 2007

	Consolidated 2007 $'000	Consolidated 2006 $'000
Total equity at the beginning of the financial year	**1,712,141**	1,496,491
Net profit for the financial year	**293,566**	263,582
Changes in the fair value of cash flow hedges net of tax	**18,181**	20,049
Net income recorded directly in equity	**18,181**	20,049
Total profit for the year and net income recorded directly in equity	**311,747**	283,631
Transactions with equity holders		
Contributions of equity, net of transaction costs	**4,389**	100,438
Security based payments	**1,500**	1,000
Dividends and distributions provided for or paid (note 3)	**(156,767)**	(148,887)
ASSETS hybrid equity - distributions	**(24,340)**	(20,532)
	(175,218)	(67,981)
Total equity at the end of the financial year	**1,848,670**	1,712,141
Total profit for the year and net income recorded directly in equity is attributable to:		
Equity holders of AHL and APT	**238,665**	206,381
Equity holders of other stapled entities (minority interest):		
- Australand Property Trust No.4 (APT4)	**35,923**	38,546
- Australand Property Trust No.5 (APT5)	**12,819**	18,172
Other minority interests	**24,340**	20,532
	311,747	283,631

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT
For the Year Ended 31 December 2007

	Consolidated 2007 $'000	Consolidated 2006 $'000
Cash Flows from Operating Activities		
Receipts from customers (inclusive of goods and services tax)	1,076,460	994,982
Payments to suppliers and employees (inclusive of goods and services tax)	(477,861)	(696,447)
Interest received	4,414	6,635
Interest paid	(101,554)	(92,093)
Income tax paid	(16,406)	(15,517)
Net cash flows provided by operating activities	485,053	197,560
Cash Flows from Investing Activities		
Payments for land acquisitions	(280,963)	(163,547)
Joint Venture equity investments - net of distributions	26,801	(68,886)
Payments for investment in AWPF6	(45,665)	-
Proceeds from sale of investment property	168,390	-
Payments for acquisition and improvement to investment properties	(341,120)	(169,037)
Proceeds from sale of property, plant and equipment	47,000	-
Payments for plant and equipment	(3,247)	(1,448)
Net cash flows (used in) investing activities	(428,804)	(402,918)
Cash Flows from Financing Activities		
Proceeds from borrowings	746,750	870,903
Repayment of borrowings	(585,163)	(703,722)
Dividends and trust distributions paid	(152,107)	(147,331)
Distributions to minority interests - ASSETS	(23,870)	(18,809)
Net contribution from ASSETS raising	-	95,143
Proceeds from issue of units/shares (net of equity raising costs)	4,389	101,128
Net cash flows (used in) / provided by financing activities	(10,001)	197,312
Net increase / (decrease) in cash held	46,248	(8,046)
Cash at the beginning of financial year	9,594	17,640
Cash at the end of financial year	55,842	9,594

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

1. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes financial statements for the consolidated entity consisting of Australand Holdings Limited and its subsidiaries as defined in Note 1(B).

(A) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Compliance with IFRS
Australian Accounting Standards include AIFRS. Compliance with AIFRS ensures that the consolidated financial statements and notes of Australand comply with International Financial Reporting Standards (IFRS).

Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

Critical accounting estimates
The preparation of these financial statements, in conformity with AIFRS, requires the use of certain accounting estimates and assumptions concerning the future. It also requires management to exercise its judgement in the process of applying Australand's accounting policies. The resulting estimates will, by definition, seldom equal the related actual results. The material estimates and assumptions in these financial statements include:

(i) Estimate of fair value of investment properties. All investment properties have an independent valuation performed each calendar year.

(ii) Profit recognised on property development projects is determined based on the forecasted outcomes of projects. Forecasts are updated at each reporting date to determine the appropriateness of profit recognised on projects and the value of inventory.

(B) Principles of consolidation

(i) Subsidiaries and controlled entities

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries and controlled entities of Australand Holdings Limited, including Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 as at 31 December 2007 and the results of all subsidiaries and controlled entities for the year then ended. Australand and its subsidiaries and controlled entities are referred to in this financial report as the 'Group' or the 'Consolidated Entity'.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-entity transactions, balances and unrealised gains on transactions between Group entities are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. The accounting policies adopted by the subsidiaries, Joint Ventures and Associates are consistent with those of the group.

(ii) Associated entities and partnerships

Investments in associated entities and partnerships are accounted for in the consolidated financial statements using the equity method. Under this method, Australand's share of the profits or losses of Associates and partnerships is recognised in the consolidated income statement, and its share of movements in reserves is recognised in consolidated reserves. Associates are those entities over which the Group exercises significant influence, or joint control, but not control.

Unrealised gains/(losses) resulting from transactions with Associates are eliminated to the extent of the Group's interest.

(iii) Joint Ventures

The interest in a Joint Venture entity is accounted for in the consolidated financial statements using the equity method and is carried at cost by the parent entity. Under the equity method, the share of the profits or losses of the partnership is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet.

Profits or losses on transactions establishing the Joint Venture entity and transactions with the Joint Venture are eliminated to the extent of the Group's ownership interest until such time as they are realised by the Joint Venture entity on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

(iv) Application of UIG 1013 Pre date of transition stapling arrangements and AASB 1002 Post date of transition stapling arrangements

For the purposes of UIG 1013 and AASB 1002, Australand Holdings Limited ('AHL') has been identified as the Parent Entity in relation to the pre date of transition stapling with Australand Property Trust ('APT') and the post date of transition stapling with Australand Property Trust No.4 ('APT4') and Australand Property Trust No.5 ('APT5'). In accordance with UIG 1013 the results and equity of AHL and APT have been combined in the financial statements. In accordance with AASB 1002, however, the results and equity of APT4 and APT5, not directly owned by AHL or APT, have been treated and disclosed as minority interest. Whilst the results and equity of APT4 and APT5 are disclosed as minority interest, the stapled security holders of AHL and APT are the same as the stapled security holders of APT4 and APT5.

(C) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is recognised for the major business activities as follows:

Real Estate Asset Sales

Revenue is recognised on Real Estate Asset Sales when the significant risks and rewards have passed to the buyer and it is probable the economic benefits will flow to the Group and can be reliably measured. Revenue on property development sales is recognised on settlement and land sales where there is a signed unconditional contract for sale.

Construction Contracting

Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised as an expense immediately. Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.

Rental Income

Rental income from operating leases is recognised in income on a straight line basis over the lease term. Rental income relating to straight lining is included as a component of the net gain from fair value adjustments on investment property. An asset is recognised to represent the portion of operating lease income in a reporting period relating to fixed increases in operating lease rentals in future periods. Such assets are recognised as a component of the carrying amount of investment properties in the balance sheet.

(D) Investment properties

Investment properties comprise investment interests in land and buildings held for long term rental yields and not occupied by the Group. Investment properties are carried at fair value, representing open market value determined annually by external valuers, with approximately 50% of properties valued in the first half of each year and the balance in the second half.

The carrying amount of investment properties recorded in the balance sheet includes components relating to lease incentives and assets relating to fixed increases in operating lease rentals in future periods. Changes in fair values are recorded in the income statement as part of other income.

Investment properties under development

Investment properties under development are valued at the lower of cost and recoverable amount. An independent valuation is undertaken at practical completion of each investment property in order to assess a property's completion value. Any resultant revaluation gain or loss made on completion is shown separately on the consolidated income statement from fair value gains from existing investment properties held.

(E) Property, plant and equipment

Property occupied by Australand is carried at cost. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method. Net gains and losses on disposal of plant and equipment are brought to account in determining the results for the period. The expected useful lives of plant and equipment are two to ten years (2006: two to ten years).

(F) Valuation of inventories

Inventories from Residential, comprising land, land and housing, integrated land and housing, medium density, high-rise developments and Commercial and Industrial developments are carried at the lower of cost and net realisable value. Cost includes the cost of acquisition, development and borrowing costs incurred during development. When development is completed, borrowing costs are expensed as incurred.

(G) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(H) Trade receivables

Collectibility of trade receivables is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off. A provision for any impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

(I) Acquisitions of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than fair value of net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

(J) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds recoverable amount. Recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(K) Trade and other creditors

Trade and other creditors represent liabilities for goods and services provided prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(L) Land vendor liabilities

Where the consolidated entity enters into unconditional contracts with land vendors to purchase properties for future development that contain deferred payment terms, these liabilities are disclosed at their present value.

(M) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events it is more likely than not an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

(N) Lease incentives

Prospective lessees may be offered incentives as an inducement to enter into non-cancellable operating leases. These incentives may take various forms including, up front cash payments, rent free periods, or a contribution to certain lessee costs such as fit out costs or relocation costs. As these incentives are repaid out of future lease payments, they are recognised as an asset in the consolidated balance sheet as a component of the carrying amount of investment properties and amortised over the lease period.

(O) Employee benefits

(i) Wages, salaries and annual leave

Liabilities for employee entitlements to wages and salaries, annual leave and other current employee entitlements are accrued at non-discounted amounts calculated on the basis of future wage and salary rates including on-costs.

(ii) Long service leave

Liabilities for other employee entitlements which are not expected to be paid or settled within 12 months of balance date are accrued in respect of all employees at present values of future amounts expected to be paid, based on a projected weighted average increase in wage and salary rates. Expected future payments are discounted using interest rates on national government securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(iii) Superannuation

Contributions to the Australand Superannuation Plan are charged as an expense as the contributions are paid or become payable.

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the Australand Share Option Plan; Australand Performance Rights Plan, and the Australand Securities Ownership Plan. The fair value of options granted is determined at grant date and recognised as an expense with a corresponding increase in equity over their vesting period. For share options granted before 7 November 2002 and/or vested before 1 January 2005 no expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

(P) Borrowings and borrowing costs

Borrowings are initially recognised at fair value including transaction costs incurred. Any difference between proceeds (net of transaction costs) and redemption is recognised in the income statement over the period of the borrowings using effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. Borrowing costs incurred for construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for intended use or sale. Other borrowing costs are expensed.

The capitalisation rate used to determine the amount of borrowing costs to capitalise is the weighted average interest rate applicable to the entity's outstanding borrowings during the year, in this case 6.6% (2006 - 6.5%).

(Q) Derivatives

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be effective in offsetting changes in cash flows of hedged items.

Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(R) Taxation

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the notional income tax rate adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax consolidation legislation
Australand Holdings Limited and its wholly owned entities implemented the tax consolidation legislation from 1 January 2003.

Australand Holdings Limited and the wholly owned entities in the tax consolidation group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidation group continues to be a stand-alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Australand Holdings Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from the unused tax losses and unused tax credits assumed from controlled entities in the tax-consolidated group.

Assets or liabilities arising under tax funding agreements with the tax-consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement is recognised as a contribution to (or distribution from) wholly owned tax-consolidated entities.

Australand Property Trusts
Under current income tax legislation, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 are not liable for income tax, provided that the taxable income is fully distributed each year including any taxable capital gain derived from the sale of an asset.

(S) Earnings per security

(i) Basic earnings per stapled security

Basic earnings per stapled security is determined by dividing the net profit after income tax attributable to Australand stapled security holders, excluding any costs of servicing equity other than ordinary securities, by the weighted average number of stapled securities outstanding during the year, adjusted for bonus elements in stapled securities, if any, issued during the year.

(ii) Diluted earnings per stapled security

Diluted earnings per stapled security adjusts the figures used in the determination of basic earnings per stapled security by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary securities and the weighted average number of securities assumed to have been issued for no consideration in relation to the dilutive potential ordinary securities.

(iii) Basic earnings per stapled security - parent entity

Basic earnings per stapled security is determined by dividing the net profit after income tax attributable to Australand Holdings Limited and APT (excluding minority interest of APT4 and APT5), excluding any costs of servicing equity other than ordinary securities, by the weighted average number of stapled securities outstanding during the year, adjusted for bonus elements in stapled securities, if any, issued during the year.

(iv) Diluted earnings per stapled security - parent entity

Diluted earnings per stapled security adjusts the figures used in the determination of basic earnings per stapled security by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary securities and the weighted average number of securities assumed to have been issued for no consideration in relation to the dilutive potential ordinary securities.

(T) Interest income

Interest income is recognised under the effective interest rate method.

(U) Rounding of amounts

Australand is an entity of the kind referred to in Class Order 98/100 issued by the Australian Securities and Investments Commission, relating to the rounding off of amounts in the Financial Report. Amounts in the Financial Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

(V) New accounting standards and UIG interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 31 December 2007 reporting periods. The Group's assessment of the impact of these new standards and interpretations is that there is not expected to be any material effect on the Group in future reporting periods.

2. Earnings Per Stapled Security

		Consolidated	
		2007	2006
i.	Basic earnings per stapled security	**29.0 cents**	27.1 cents
ii.	Diluted earnings per stapled security	**29.0 cents**	27.0 cents
iii.	Basic earnings per stapled security (Parent Entity)	**23.8 cents**	20.8 cents
iv.	Diluted earnings per stapled security (Parent Entity)	**23.8 cents**	20.7 cents

(a) Reconciliation of earnings used in calculating earnings per stapled security

Consolidated	$'000	$'000
(i) Basic earnings per stapled security		
Net profit after tax	**269,226**	243,050
Earnings used in calculating basic earnings per stapled security	**269,226**	243,050
(ii) Diluted earnings per stapled security		
Net profit after tax	**269,226**	243,050
Earnings used in calculating diluted earnings per stapled security	**269,226**	243,050
Parent Entity*		
(iii) Basic earnings per stapled security		
Net profit after tax	**220,484**	186,332
Earnings used in calculating basic earnings per stapled security	**220,484**	186,332
(iv) Diluted earnings per stapled security		
Net profit after tax	**220,484**	186,332
Earnings used in calculating diluted earnings per stapled security	**220,484**	186,332

*For the purpose of earnings per stapled security, the parent entity is defined as AHL and APT

(b) Weighted average number of stapled securities used

Weighted average number of ordinary securities used as the denominator in calculating basic earnings per stapled security	**927,318,369**	896,286,467
Australand Employee Securities Ownership Plan	-	5,113,437
Weighted average number of ordinary securities and potential ordinary securities used as the denominator in calculating diluted earnings per stapled security	**927,318,369**	901,399,904

(c) Information concerning the classification of securities

Securities granted to employees in previous years under the Australand Employee Securities Ownership Plan (ESOP) are considered to be potential ordinary securities and have been included in the determination of diluted earnings per stapled security to the extent to which they are dilutive.

3. Dividends / Distributions

Dividends / distributions recognised in the current year by Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 are:

2007	Payment per Share/Unit	Total Amount $'000	Date of Payment	Tax Rate for Franking Credit or Tax Deferred %	Percentage Franked %
Ordinary shares					
Interim dividend	0.25 cents	**2,318**	04-05-07	30	100
Interim dividend	1.05 cents	**9,744**	03-08-07	30	100
Interim dividend	1.90 cents	**17,614**	02-11-07	30	100
Final dividend	2.93 cents	**27,189**	08-02-08	30	100
Total dividend	6.13 cents	**56,865**			
Units					
Interim distribution	3.75 cents	**34,771**	04-05-07		
Interim distribution	2.95 cents	**27,346**	03-08-07		
Interim distribution	2.10 cents	**19,485**	02-11-07		
Final distribution	2.07 cents	**19,192**	08-02-08		
Total distribution	10.87 cents	**100,794**			

Total dividends and distributions shown above total $157,659,000. The total amount of dividends and distributions for the year as shown in note 4 is $156,767,000. The difference between these amounts relates to the ESOP dividends and distributions, which are applied against ESOP loans.

The Australand Dividend/Distribution Reinvestment Plan (DRP) has been suspended since the final 2006 dividend/distribution.

2006	Payment per Share/Unit	Total Amount $'000	Date of Payment	Tax Rate for Franking Credit Or Tax Deferred %	Percentage Franked %
Ordinary shares					
Interim dividend	2.4 cents	**21,340**	04-05-06	30	100
Interim dividend	1.6 cents	**13,449**	03-08-06	30	100
Interim dividend	2.1 cents	**20,085**	02-11-06	30	100
Final dividend	1.0 cents	**9,271**	09-02-07	30	100
Total dividend	7.1 cents	**64,145**			
Units					
Interim distribution	1.6 cents	**14,079**	04-05-06		
Interim distribution	2.4 cents	**22,477**	03-08-06		
Interim distribution	1.9 cents	**16,614**	02-11-06		
Final distribution	3.5 cents	**32,449**	09-02-07		
Total distribution	9.4 cents	**85,619**			

3. Dividends / Distributions (Continued)

Franking credits

	Consolidated	
	2007 $'000	2006 $'000
Franking credits available for subsequent financial years based on a tax rate of 30% (2006 - 30%)	**76,045**	65,381

Franking credits are available at the 30% corporate tax rate after allowing for tax payable in respect of the current period's profit, payment of proposed dividends/distributions and receipt of dividends receivable. The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends / distributions. The above amounts represent the balances of the franking accounts as at the end of the financial period, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and

(c) franking credits that may be prevented from being distributed in subsequent financial years.

4. Equity

Australand is a stapled entity in which the security holders hold direct interests and an equal number of securities in each of Australand Holdings Limited (AHL), Australand Property Trust (APT), Australand Property Trust No.4 (APT4) and Australand Property Trust No.5 (APT5).

As the securities of AHL and APT were stapled before the introduction of AIFRS, UIG 1013 *Pre-date-of-transition stapling arrangements* applies. This deems that AHL is identified as the acquirer and the parent and the results and net assets of AHL and APT are combined when presenting the consolidated financial statements.

However, as the stapling of APT4 and APT5 occurred after the introduction of AIFRS, AASB Interpretation 1002 *Post date of transition stapling arrangements* applies. For the purposes of AASB 1002, APT has been identified as the acquirer and the results and equity of APT4 and APT5 are presented as minority interest in the consolidated financial statements on the basis that neither APT or AHL has obtained an ownership interest as a result of the stapling.

All benefits and risks of ownership and operations of APT, APT4 and APT5 flow through to the consolidated result of Australand Holdings Limited and its controlled entities and form part of the profit attributable to stapled security holders. Accordingly, whilst the results and equity of APT4 and APT5 are disclosed as minority interest, the stapled security holders of AHL and APT are the same as the stapled security holders of APT4 and APT5.

4. Equity (continued)

	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000
Equity			
Capital and Reserves attributable to stapled security holders as:			
Equity holders of AHL and APT			
Contributed equity		**983,994**	980,334
Reserves	4(a)	**38,424**	18,743
Retained profits	4(b)	**292,663**	207,740
Parent interest		**1,315,081**	1,206,817
Equity holders of other stapled entities – APT4 and APT5 (minority interest)			
Contributed equity		**212,999**	212,270
Reserves	4(a)	**(10,601)**	(10,601)
Retained profits	4(b)	**62,533**	34,997
Equity holders of other stapled entities - APT4 and APT5 (minority interest)		**264,931**	236,666
Stapled security holders interest in the Group		**1,580,012**	1,443,483
(a) Reserves			
Hedging reserve			
Hedging reserve – cash flow hedges – AHL and APT	i)	**34,237**	16,056
Share based payments reserve			
Share based payments reserve – AHL	ii)	**4,187**	2,687
Capital redemption reserve			
Capital redemption reserve – APT4 and APT5	iii)	**(10,601)**	(10,601)
Total reserves – stapled security holders		**27,823**	8,142

4. Equity (continued)

	Consolidated 2007 $'000	Consolidated 2006 $'000
Movements in above stapled security holders reserves comprise:		
(i) Hedging reserve – cash flow hedges		
Balance 1 January	**16,056**	(3,993)
Changes in fair value of cash flow hedges	**25,974**	26,924
Deferred tax	**(7,793)**	(6,875)
Balance 31 December	**34,237**	16,056
(ii) Share-based payments reserve		
Balance 1 January	**2,687**	1,687
Expense relating to share based payments	**1,500**	1,000
Balance 31 December	**4,187**	2,687
(iii) Capital Redemption Reserve		
Balance 1 January and 31 December	**(10,601)**	(10,601)
(b) Retained Profits		
Equity holders of AHL and APT		
Retained profits	292,663	207,740
Other stapled entities		
- Australand Property Trust No.4	**43,829**	23,420
- Australand Property Trust No.5	**18,704**	11,577
	62,533	34,997
Stapled security holders interest in retained profits	**355,196**	242,737
Movements in above total stapled security holder's interest in retained profits:		
Balance 1 January	**242,737**	148,574
Net profit attributable to the stapled security holders of Australand	**269,226**	243,050
Dividends / distributions	**(156,767)**	(148,887)
Balance 31 December	**355,196**	242,737

5. Revenue

	Consolidated 2007 $'000	2006 $'000
Sales revenue		
Property development sales	**964,150**	861,780
Rent from investment properties	**142,444**	128,922
	1,106,594	990,702
Other revenue		
Interest received or receivable from:		
- Trade receivables	-	800
- Other	**4,414**	5,835
Management fees from Joint Venture entities	**7,855**	9,572
Other income from Joint Venture entities	**4,620**	6,280
Gain from investment properties under contracts for sale / sold	-	27,480
Gain from sale of property, plant and equipment	**10,691**	-
Sundry income	**24,885**	17,685
	52,465	67,652
Revenue (excluding share of equity accounted net profits of Associates and Joint Ventures)	**1,159,059**	1,058,354

6. Comparison Of Half Year Profits

	Consolidated 2007 $'000	2006 $'000
Consolidated profit from ordinary activities after tax attributable to security holders reported for the first half year	**119,596**	89,256
Consolidated profit from ordinary activities after tax attributable to security holders reported for the second half year	**149,630**	153,794
Consolidated profit from ordinary activities after tax attributable to security holders	269,226	243,050

7. Contingencies

Details and estimated maximum amounts of contingent liabilities (for which no amounts are recognised in the financial statements) are as follows:

(a) The Group has given indemnities for land development contract performance in the form of bank guarantees and insurance bonds.

	2007 $'000	2006 $'000
Performance bank guarantees outstanding	**69,370**	59,302
Financial bank guarantees outstanding	**33,586**	7,151
Insurance bonds outstanding	**23,694**	29,437
	126,650	95,890

(b) In the ordinary course of business, the Group becomes involved in litigation, some of which falls within the Group's insurance arrangements. Whilst the outcomes are uncertain, these contingent liabilities are not considered to be material to the Group.

8. Segment Reporting

The consolidated entity operates wholly within Australia and is organised into the following businesses:

- Residential
- Commercial and Industrial;
- Investment Property

December 2007

Business Segment Summary ($'000)	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Elim	Consolidated
Revenue	**889,967**	**583,772**	**1,473,739**	**160,834**	**2,908**	**(189,204)**	**1,448,277**
Less: Property development sales revenue from Joint Venture entities	(174,533)	(148,837)	(323,370)	-	-	34,152	**(289,218)**
Segment Revenue	**715,434**	**434,935**	**1,150,369**	**160,834**	**2,908**	**(155,052)[1]**	**1,159,059**
Segment result before interest expense and interest in cost of goods sold	125,302	44,427	169,729	126,473	-	(19,774)	**276,428**
Development profit through valuation of properties transferred to Australand Property Trusts	-	-	-	-	-	11,842	**11,842**
Capitalised interest in cost of goods sold & other interest	(43,337)	(8,192)	(51,529)	(23,394)	(20,179)	-	**(95,102)**
Revaluation of Investment Property	-	-	-	106,050	-	-	**106,050**
Interest & other fees charged between developer and Trust[2]	-	-	-	12,344	-	(12,344)	-
Net segment result after interest expense	81,965	36,235	118,200	221,473	(20,179)	(20,276)	**299,218**
Share of net profits of Joint Ventures and Associates accounted for using the equity method	24,337	33,818	58,155	1,955	-	(8,298)	**51,812**
Unallocated corporate costs	-	-	-	-	(26,694)	-	**(26,694)**
Profit before income tax	**106,302**	**70,053**	**176,355**	**223,428**	**(46,873)**	**(28,574)**	**324,336**
Income tax expense							**(30,770)**
Net Profit							**293,566**

[1] All revenue eliminated relates to the Commercial and Industrial Division.

[2] Inter-segment interest and fees have not been allocated to divisions within the developer.

Business Segment Summary ($'000)	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Elim	Consolidated
Total segment assets	1,333,745	409,091	1,742,836	1,951,162	155,730	(60,596)	**3,789,132**
Depreciation and amortisation expense	109	202	311	110	2,095	-	**2,516**

8. Segment Reporting (Continued)

December 2006

Business Segment Summary ($'000)	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Elim	Consolidated
Revenue	**949,059**	**262,189**	**1,211,248**	**162,119**	**2,765**	**(109,812)**	**1,266,320**
Less: Property development sales revenue from Joint Venture entities	(166,054)	(84,420)	(250,474)	-	-	42,508	(207,966)
Segment Revenue	**783,005**	**177,769**	**960,774**	**162,119**	**2,765**	**(67,304)[1]**	**1,058,354**
Segment result before interest expense and interest in cost of goods sold	131,887	32,054	163,941	130,121	(6,521)	(10,261)	277,280
Development profit through valuation of properties transferred to Australand Property Trusts	-	-	-	-	-	9,877	9,877
Capitalised interest in cost of goods sold & other interest	(46,453)	(3,925)	(50,378)	(18,058)	(16,954)	-	(85,390)
Revaluation of Investment Property	-	-	-	87,751	-	-	87,751
Interest & other fees charged between developer and Trust[2]	-	-	-	11,500	-	(11,500)	-
Net segment result after interest expense	85,434	28,129	113,563	211,314	(23,475)	(11,884)	289,518
Interest revenue	-	-	-	-	-	-	-
Share of net profits of Joint Ventures and Associates accounted for using the equity method	20,235	11,888	32,123	-	-	464	32,587
Unallocated corporate costs	-	-	-	-	(25,557)	-	(25,557)
Profit before income tax	**105,669**	**40,017**	**145,686**	**211,314**	**(49,032)**	**(11,420)**	**296,548**
Income tax expense							(32,966)
Net Profit							**263,582**

[1] All revenue eliminated relates to the Commercial and Industrial Division.

[2] Inter-segment interest and fees have not been allocated to divisions within the developer.

Business Segment Summary ($'000)	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Elim	Consolidated
Total segment assets	1,310,052	514,230	1,824,282	1,651,791	77,870	(51,383)	3,502,560
Depreciation and amortisation expense	1,345	625	1,970	-	-	1,446	3,416

9. Events Occurring After The Balance Sheet Date

There have been no significant events or transactions that have arisen since the end of the financial year, which in the opinion of the Directors would affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity.

10. Other Information

a) Control gained over entities having material effect:

Name of entity	Date gained
Nil	

b) Control lost over entities having material effect:

During the year the interest in the following material entities (and their wholly owned subsidiaries) were disposed of:

Name of entity	Date of disposal	Ownership interest disposed of	Profit recognised on disposal ($'000)
Australand Wholesale Property Trust No. 6 (formerly Rhodes No. 5 Unit Trust)	28 June 2007	70%	-
Australand Wholesale Property Trust No. 6A (formerly Rhodes No. 2 Unit Trust)	28 June 2007	70%	-

During the current reporting period, Australand Wholesale Property Fund No. 6 (AWPF6) was established, comprising the stapled units of Australand Wholesale Property Trust No. 6 (formerly Rhodes No. 5 Unit Trust) and Australand Wholesale Property Trust No. 6A (formerly Rhodes No. 2 Unit Trust).

The transaction included the sale of 1C Homebush Bay Drive, Rhodes, Sydney. This investment property has been reclassified in previous Group accounts as property, plant and equipment in accordance with AIFRS as it is occupied by Australand. As a result, in the Group accounts the gain of $10.7m has been included in revenue as a gain on sale of property, plant and equipment. In the APT accounts, this building is classified as an Investment Property.

As at 31 December 2007, Australand held a 30% stake in AWPF6. The net investment of $42.9m has been included in 'Investments accounted for using the equity method' in the Balance Sheet.

c) Details of aggregate share of profits of Joint Venture and Associates entities:

	2007 $'000	2006 $'000
Profit before income tax	**51,812**	32,587
Income tax expense	**(15,544)**	(9,776)
Net profit	**36,268**	22,811
Share of net profit of Joint Venture and Associates entities	**36,268**	22,811

10. Other Information (Continued)

d) Material interests in entities which are not controlled entities:

Name of entity Equity accounted Joint Venture and Associates entities	Note	Percentage of ownership interest held at end of period or date of disposal Current period %	Previous corresponding period %	Contribution to net profit (loss) 2007 $'000	2006 $'000
118 Alfred Street Finance Pty Ltd		50	50	-	-
Australand Apartments No.6 Pty Limited		50	50	1,423	-
Australand Holdings Limited & BMD Constructions Pty Ltd		50	50	-	200
Australand Holdings Limited and Morton Homestead Pty Ltd		50	50	3,199	2,250
Australand Industrial Investment Trust	(a)	50	-	-	-
Australand Industrial No. 139 Pty Limited & Urbex No. 101 Pty. Ltd.	(a)	50	-	-	-
Australand Land and Housing No.5 (Hope Island) Pty Limited		50	50	70	(24)
Australand Land and Housing No.7 (Hope Island) Pty Limited		50	50	-	-
Australand Land and Housing No.8 (Hope Island) Pty Limited		50	50	-	-
Australand Retail Portfolio Pty Limited	(a)	50	-	-	-
Australand Retail Trust	(a)	50	-	62	-
Australand Wholesale Property Fund No.6		30	-	1,893	-
Avon Road Pymble Pty Ltd		50	50	-	-
Baldi Unit Trust		50	50	(246)	191
Balmain Shores Pty Ltd		50	50	-	-
Brisun Pty Ltd		50	50	-	3
Chymont (Port Melbourne) Pty Limited		50	50	-	-
Chymont Pty Limited		50	50	-	643
Chymont Unit Trust		50	50	341	-
CIP ALZ (BBP) Pty Ltd		50	50	-	-
CIP ALZ (BBP) Trust		50	50	1,261	464
CIP ALZ (Horrie Miller Drive) Pty Limited		50	50	-	-
CIP ALZ (MA) Trust		50	50	5,799	3,078
CIP ALZ (WA) Pty Limited		50	50	-	-
CIP ALZ (WA) Unit Trust		50	50	350	-
CIP ALZ (Wellington Road) Unit Trust	(a)	50	-	-	-
CIP ALZ Goulburn Industrial Unit Trust		50	50	-	-
CIP ALZ Horrie Miller Drive Industrial Unit Trust		50	50	11,679	-
CIP ALZ Treasury Trust	(a)	50	-	-	-
Commercial & Industrial Property (MT Waverley) Trust		50	50	-	2,655
Commercial & Industrial Property (Pinkenba) Trust		50	50	-	-
Commercial & Industrial Property (Port Melbourne) Trust		50	50	-	-
Croydon Development Trust		50	50	-	-
Deer Park Development Trust No. 1		100	100	-	1,194
Discovery Point Pty Limited and Landcom		50	50	1,971	2,249
Freshwater Residential Unit Trust		50	50	-	-
Giffnock North Ryde Co Venture		50	50	-	182
Glebe Harbour Unit Trust		50	50	-	-
Kellyville Construction Partnership		50	50	(410)	520
Lidcombe Co-Venture		50	50	343	-
Lincoln Health Estate Pty Ltd		50	50	-	-
LMMBI Pty Ltd		50	50	-	-
LMMBI Unit Trust		50	50	-	-
Minto Industrial Developments Trust		50	50	-	-
Motorway Business Park Pty Ltd		50	50	6,090	5,333
Parkinson Development Co Venture		50	50	-	-
Point Cook Construction Partnership		50	50	-	-
Port Coogee Co Venture		50	50	13,501	4,003
Port Coogee Finance Pty Limited	(a)	50	-	-	-
Port Melbourne Unit Trust		50	50	-	-
Quakers Hill Project Joint Venture	(b)	50	50	86	-
Soncal Pty Limited		50	50	-	-
St. Andrews Field Co Venture		50	50	(164)	-
Stage 3 Eastern Creek Co Venture		50	50	-	-
Sunshine Co-Venture		50	50	(10)	-
Sur-Mer (Cronulla) Pty Ltd		50	50	-	-
Torquay Nominee Pty Limited		50	50	304	2,610

10. Other Information (Continued)

Name of entity Equity accounted Joint Venture and Associate entities	Note	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
		Current period %	Previous corresponding period %	2007 $'000	2006 $'000
Trust Project No.9 Unit Trust		50	50	2,425	2,582
Village Park Consortium		50	50	1,845	3,139
Woolloomooloo Unit Trust		50	50	-	-
Total				**51,812**	**31,272**
Other material interests				-	1,315
Total				**51,812**	**32,587**

(a) Joint Venture entities created during the year.

(b) Joint Venture entities disposed of during the year.

Annual GENERAL Meeting

The Annual General Meeting will be held as follows:

Place: Radisson Plaza Hotel, Sydney

Date: 17 April 2008

Time: 10.00am

Approximate date the annual report will be available: 11 March 2008

COMPLIANCE STATEMENT

1. This report has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board, Corporations Act 2001 and other standards acceptable to the Australian Stock Exchange.
2. This report and the financial statements upon which the report is based, use the same accounting policies.
3. This report does give a true and fair view of the matters disclosed.
4. This report is based on financial statements that are in the process of being audited, and therefore, no audit report has been attached.
5. Australand has a formally constituted audit committee.

Dated at Sydney this 14th day of February 2008.

Bob Johnston
Managing Director

AUSTRALAND

Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

ASX Announcement
ASX Code: ALZ

14 February 2008

FULL YEAR RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

Please find attached the Presentation to be made to Media and Analysts.

Issued by:

Bev Booker
Company Secretary
Tel: +61 2 9767 2182
Email: bbooker@australand.com.au

RESULTS BRIEFING

FULL YEAR ENDED 31 DECEMBER 2007



AUSTRALAND

AGENDA

- Market Overview
- Group Results
- Capital Management
- Commercial & Industrial
- Investment Property
- Residential
- Strategy & Outlook





MARKET OVERVIEW

- Economic environment has changed dramatically over last 2 months
  - Weakening global economy
  - Tightening credit market
  - Volatile equity market
- Market focusing on transparency and financial prudence
- We have delivered a strong result for 2007, and underlying operating businesses are in good shape



STRONG RESULT FOR 2007

	2007	% Change
Operating profit	$163m	↑ 5%
Earnings per stapled security [1]	17.6c	↑ 2%
Dividends/Distributions per stapled security	17.0c	↑ 3%
NTA per stapled security	$1.70	↑ 9%
Gearing	40.4%	

[1] Earnings per stapled security ("EPS") excluding unrealised revaluation gains



COMMERCIAL & INDUSTRIAL – IMPRESSIVE GROWTH


QLD
3%
VIC
44%
WA
NSW
SA
2%

2007 Revenue[1]


80
70
60
50
40
30
20
10
0
PBT $M
$17.8m
$31.7m
$40.0m
$70.1m
2004
2005
2006
2007

Performance		
Total Assets		$409m
Revenue		$583.8m
PBT	↑ 75%	$70.1m
ROACE		21%

[1] C&I Revenue includes Australand share of Joint Ventures



INVESTMENT PORTFOLIO AND FUNDS – STRONG RECURRENT INCOME


WA
1%
SA
1%
NSW
58%

2007 Portfolio Assets


250
200
150
100
50
0
PBT (INCL REVAL) $M
$61.0m
$128.7m
$211.3m
$223.4m
2004
2005
2006
2007
REVALUATION
GAIN ON SALE OF IP
RECURRENT INCOME

Performance		
Total Assets		
- Internally managed		$1,882m
- Externally managed		$220m
Operating Profit	↑ 11%	$106.7m
Gain on Sale		$10.7m
Revaluation		$106.0m
Recurrent Income Growth YOY		3.5%



RESIDENTIAL – SUBSTANTIAL CONTRIBUTION


NSW
QLD
20%

2007 Revenue[1]


PBT $M
140
120
100
80
60
40
20
0
$131.0m
$135.0m
$105.7m
$106.3m
2004
2005
2006
2007

Performance		
Total Assets		$1,334m
Revenue		$890.0m
PBT	↑ 1%	$106.3m
ROACE		13%

[1] Revenue includes Australand share of Joint Ventures

GROUP RESULTS



GROWTH IN NON-RESIDENTIAL – DIVERSIFIED PLATFORM

Non-Residential earnings now 64% of Group


NON-RESIDENTIAL
43%
NON-RESIDENTIAL
64%

2005 PBT by Division[1]

2007 PBT by Division[1]

[1] Profit Before Tax (PBT) excludes unrealised revaluation gains



2007 HIGHLIGHTS

- Strong contributions from all operating businesses
- Significant Commercial & Industrial pipeline delivering growth
- Active portfolio management and recycling of capital
  - AWPF6 successfully launched, raising ~$110 million
- Solid contribution and growth in future pipeline from Residential
- Continued diversification

GROUP FINANCIAL RESULTS & CAPITAL MANAGEMENT

TIERNAN O'ROURKE
CHIEF FINANCIAL OFFICER





HIGHLIGHTS

- Active management of debt capital and relationships with lenders
- Strong balance sheet supported by high quality investment property portfolio
- Strong cash flow management
- Maintaining gearing, hedging and maturity profiles to provide financial flexibility
- Proactive management of cost of capital



STRONG FINANCIAL PERFORMANCE

PROFIT	2007	2006
Commercial & Industrial	70.1	40.0
Investment Property[1]	106.7	96.1
Gain on sale of Investment Property	10.7	27.4
Residential	106.3	105.7
Corporate	(46.9)	(49.0)
Eliminations	(28.6)	(11.4)
Operating Profit Before Tax	**218.3**	**208.8**
Tax	(30.8)	(33.0)
Minority Interest - ASSETS hybrid equity holders	(24.3)	(20.5)
Operating Profit	**163.2**	**155.3**
Unrealised gains from revaluation of Investment Property	106.0	87.8
Statutory Profit	**269.2**	**243.1**

[1] Excludes gain on sale of investment properties and revaluation gains which are disclosed separately

PRUDENT CAPITAL MANAGEMENT

	December 2007	December 2006
Net interest bearing debt[1]	$1,506m	$1,391m
% secured	97%	100%
% fixed or hedged	79%	82%
Interest cover ratio (including capitalised interest)	3.3 times	3.5 times
Maturity profiles		
Weighted average debt maturity	1.7 yrs	2.5 yrs
Fixed interest maturity	4.6 yrs	3.9 yrs
Gearing		
Underlying gearing[2]	40.4%	39.8%
"Look-through" gearing[3]	40.8%	39.4%
Cost of debt		
Average cost of debt	6.6%	6.5%

[1] Net of cash
[2] Interest bearing debt / tangible assets (net of cash)
[3] Interest bearing debt (net of cash) plus Australand share of joint venture and AWPF6 debt

MULTIPLE SOURCES OF DEBT

Net interest bearing debt $1,506 million[1]


Other Facilities Unsecured 3%
Other Facilities Secured 7%
MOF Secured 34%
CMBS Secured 56%
• 5 years tenor
• 2 tranches

[1] As at 31 Dec 2007



DEBT MATURITY PROFILE[1]


AS AT 31 DEC 2007
600
500
400
300
200
100
SECURED FIXED RATE LOAN
2008
UNSECURED FACILITIES
2008
WAREHOUSE FACILITY
2008
MOFA
2009
CMBS SERIES 2004 - 1
2009
CMBS SERIES 2006 - 1
2011

- No major debt facilities to be renewed in 2008
- Undrawn facilities of $170m at 31 Dec 2007 with no conditions attached

[1] Drawn facilities at 31 Dec 2007



RECENT FACILITY RENEWALS[1]


AS AT 14 FEB 2008
600
500
400
300
200
100
SECURED FIXED RATE LOAN
2008
UNSECURED FACILITIES
2008
UNSECURED FACILITIES
2009
WAREHOUSE FACILITY
2009
MOFA
2009
CMBS SERIES 2004 - 1
2009
CMBS SERIES 2006 - 1
2011

- 74% of the minor 2008 facilities have already been renewed since 31 Dec 2007
- Strong banking relationships

[1] Drawn facilities at 31 Dec 2007

EXTENDING MATURITY PROFILES[1]


600
500
400
300
200
100
SECURED FIXED RATE LOAN
2008
UNSECURED FACILITIES
2008
UNSECURED FACILITIES
2009
WAREHOUSE FACILITY
2009
MOFA
CMBS SERIES 2004 - 1
2009
MOFA
2010
CMBS SERIES 2006 - 1
2011

[1] Drawn facilities at 31 Dec 2007

GEARING & HEDGING BENEFIT THE BUSINESS

	December 2007
Gearing[1]	40.4%
Gearing ("look-through")[2]	40.8%
Hedged maturity (years)	
- ALZ	4.6 years
- LPT[3]	5.1 years
% of debt hedged	79%
Fixed interest hedging - target range (Year 1)	70-90%
Mark to market gain/(loss)	$49m

[1] Interest bearing debt / tangible assets, net of cash
[2] Interest bearing debt (net of cash), plus Australand share of Joint Venture debt (recourse and non-recourse)
[3] Per UBS Australian Real Estate Sector Strategy, 16 January 2008 report (data as at June 2007)



COMPETITIVE AVERAGE COST OF DEBT

	Forecast 2008 [1]	December 2007	December 2006
Average cost of debt (including hedging)	7.2%	6.6%	6.5%
Average 90 day BBSW		6.7%	6.0%
Average margins (including hedging)		(0.1)%	0.5%

[1] Excludes undrawn line fees and establishment costs



BALANCED CASH FLOW

Strong positive operating cash flow funds investing activities and Dividends & Distributions/ASSETS


1 JAN 2007 TO 31 DEC 2007
$M
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1,391
485
298
176
341
215
1,506
$474m
NET DEBT 1 JAN 07
CASH FLOWS FROM OPERATING ACTIVITIES
OTHER INVESTING ACTIVITIES
DIVIDENDS & DISTRIBUTIONS / ASSETS
PAYMENTS FOR INVESTMENT PROPERTIES
SALES OF ASSETS
NET DEBT 31 DEC 07



ASSETS HYBRID EQUITY

Key Terms

Commencement Date 1 October 2005	Face Value $275m	3 Year Tenor	ASX Listed	Current Quarter Distribution 9.48%


Remarket
Bank Debt
OPTIONS FOR AUSTRALAND
Equity
or
Equity linked products
Capital Recycling



FINANCIAL HIGHLIGHTS

- Active management of debt capital and relationships with lenders
- Strong balance sheet supported by high quality investment property portfolio
- Strong cash flow management
- Maintaining gearing, hedging and maturity profiles to provide financial flexibility
- Proactive management of cost of capital

Demonstrating Prudent Financial Management

COMMERCIAL & INDUSTRIAL

SEAN McMAHON
EXECUTIVE GENERAL MANAGER C&I





BUSINESS UNIT FINANCIAL RESULTS
COMMERCIAL & INDUSTRIAL

Profitability	**2007**	**2006**
Revenue (including Joint Ventures)	$584m	$262m
Profit	$70.1m	$40.0m
No. of projects (contributing to profit)	34	31
Acquisitions & Pipeline		
Projects delivered (sqm)	385,000	301,000
Pre-committed workload[1] (sqm)	424,000	376,000
Pipeline end value	$3.5bn	$3.0bn
Land bank (hectares)	566	400
Capital Management		
Capital Employed	$409m	$514m
ROACE	21%	15%
Assets delivered to ALZ Funds[2]	$384m	$147m

[1] The pre-committed workload is scheduled to be delivered during the 2008 calendar year

[2] The 2007 assets delivered includes $234m delivered into APT and $150m delivered into AWPF6



2007 HIGHLIGHTS

- Market leader in Australian Industrial sector
  - 385,000sqm of construction delivered
  - Coles WA
- Increased Commercial participation
  - Freshwater Place "TWENTY8"
- National integrated model
- Successful restocking in key markets
- Strong momentum for 2008



Coles Facility, Goulburn NSW



GEOGRAPHIC AND PRODUCT DIVERSITY

- **National Product mix[1]**
  - 7 product lines
  - unlock opportunities in sub-markets


COMMERCIAL REFURBISHMENT 3%
COMMERCIAL PRELEASES 2%
COMMERCIAL SPECULATIVE PROJECTS 16%
INDUSTRIAL PRELEASES 42%
INDUSTRIAL SPECULATIVE PROJECTS 14%
INDUSTRIAL LAND & BUILD PACKAGES 11%
INDUSTRIAL LAND SALES 12%

- **Geographic spread[2]**
  - diversification reduces risk
  - QLD, WA and SA presence


VIC 40%
WA
SA 2%

[1] Product mix split by 2007 Trading Margin (including share of JV)

[2] Construction pre-committed forward workload, sqm (including share of JV)

PIPELINE GROWTH - INDUSTRIAL

Industrial Projects

548 hectares of Landbanks / Development Pipeline

State	Project	Hectares
NSW	Botany	1
	Moorebank	6
	Minto	15
	Eastern Creek	49
	Erskine Park	1
	Seven Hills	5
	Baulkham Hills	8
VIC	West Park (Derrimut)	165
	South Park (Dandenong/Keysborough)	109
	Spring Valley (Clayton)	6
	Melbourne Airport Business Park	20
	Kilsyth	4
SA	Burbridge Business Park	20
	Salisbury	7
WA	Perth Airport	14
	High Wycombe	6
QLD	Northgate	8
	Pinkenba	7
	Lytton	2
	Rocklea	2
	Inala	4
	Parkinson	31
	Berrinba	15
	Yatala	41


2008
2009
2010
2011+

COMMERCIAL & INDUSTRIAL

PIPELINE GROWTH - COMMERCIAL

Commercial Projects

198,500 m2 of Landbanks / Development Pipeline

State	Project	m2
NSW	Rhodes A	13,500
	Rhodes F	15,000
	Macquarie Park	55,000
VIC	TWENTY8 Freshwater	34,000
	Freshwater Place Stage 3	35,000
	Mulgrave	40,000
WA	Cockburn	6,000


2008
2009
2010
2011+



INTEGRATED BUSINESS MODEL


ACQUISITION/ DEAL PROCUREMENT
DESIGN
PLANNING
INTERIOR DESIGN
PROJECT MANAGEMENT
CONSTRUCTION
ASSET MANAGEMENT

CORE COMPETITIVE ADVANTAGES

- Delivery capability
- Operational efficiencies
- Speed to market
- Quality
- Seamless delivery to our customers
- Multi-disciplinary project teams



CASE STUDY: Australian Air Express

- Purpose built distribution facility
- 8 month program - integrated fit-out
- Quality covenant
- National rollout planned

"....a quality result......a pleasure to work with the professional Australand team"
– Wayne Dunne – CEO, AAE









STRATEGY AND OUTLOOK

- Expand footprint in growth markets
- Increased Commercial participation
- Further product diversification and innovation
- Expand client base
- Strong momentum 2008



Freshwater Place, Commercial Tower
Category Winner: PCA - CBD Office

INVESTMENT PROPERTY

ROBERT WALLACE
NATIONAL PROPERTY TRUST MANAGER



BUSINESS UNIT FINANCIAL RESULTS
INVESTMENT PORTFOLIO and FUNDS

Profitability	**2007**	**2006**
Net property income	$106.7m	$96.1m
Gain on sale of Investment property	$10.7m	$27.5m
Unrealised revaluation gains	$106.0m	$87.8m
Recurrent Income growth YOY	3.5%	
No. of properties	56	47
Acquisitions		
Internal	$234m	$147m
External	$107m	$20m
Disposals	$61m	$121m
Portfolio		
Cap rate		
- industrial	7.1%	7.5%
- commercial	6.8%	7.2%
Weighted average lease expiry	6.9 yrs	7.4 yrs
Occupancy rate	99.9%	99.5%
Investment Properties – internally managed	$1,878m	$1,492m
Investment Properties – externally managed	$220m	-

PORTFOLIO - QUALITY TENANTS

- Portfolio includes 47% of tenants listed on the ASX
- Total assets up $280m (before revaluations) in 2007
- 69% of assets developed internally in 2007
- 6.2 years average property age and 99.9% occupancy

Geographic diversification


WA
1%
SA
1%
NSW
58%

Sector diversification


HOTEL
4%
OFFICE
47%
CARPARK
1%

ACTIVE PORTFOLIO MANAGEMENT

- Organic growth from 16 internally developed properties
- External acquisitions provide opportunity for repositioning
- Disposals relate to properties sold into AWPF6


NET MOVEMENTS IN ASSETS
1 JAN 2007 TO 31 DEC 2007
$M
2000
1750
1500
1250
1000
1,492
234
107
(61)
106
1,878
1 JAN 07
INTERNALLY ACQUIRED
EXTERNAL ACQUISITIONS
DISPOSALS
REVALUATIONS
31 DEC 07

FUNDS MANAGEMENT

AWPF6 Fund Attributes

- Diverse core defensive fund
- $220 million of high quality assets under management
- 55% commercial, 45% industrial
- Forecast return 7.1% (Year 1) to 7.9% (Year 5)

AWPF6 Fund Manager – Australand

- Base management fee 0.4% pa
- Performance fee



OUTLOOK

- Well positioned portfolio
- Forecast recurrent income growth in excess of 3% p.a
- Continued active portfolio management

RESIDENTIAL

PETER BURKE
EXECUTIVE GENERAL MANAGER RESIDENTIAL





BUSINESS UNIT FINANCIAL RESULTS
RESIDENTIAL

Profitability	**2007**	**2006**
- Revenue (including Joint Ventures)	$890m	$949m
- Profit	$106.3m	$105.7m
No. of projects	102	102
- projects in development phase	85	79
- completed projects	17	23
Pipeline (Lots no.)		
Future pipeline opening balance (lots)[1]	15,206	12,868
Increase in lots during year	4,341	4,692
Lots sold during year	(2,195)	(2,354)
Future pipeline closing balance (lots)	17,352	15,206
Pipeline End value	$6.8bn	$6.1bn
Capital Management		
Capital employed	$1,334m	$1,310m

[1] Total lots include Australand share of Joint Ventures and Project Development Agreements ("PDA"s) land bank



2007 HIGHLIGHTS

- Strong contributions from WA and VIC
  - over 1,000 lots sold in VIC
  - continued success of Port Coogee, WA
- Solid performance from Queensland
- Despite a challenging market, some positive results in NSW
  - land sales at Second Ponds Creek
  - apartment sales at North, Milsons Point
- Investing in growth corridors



Discovery Point, NSW
UDIA - Best High Density Housing Development, 2007



PRODUCT MIX

December 2007


HOUSING
37%
LAND
54
APARTMENTS
9%

Lots/Units sold by product (including share of JV's)

- Flexible product mix
- Integrated developments remain a core part of the Residential business
- Product focus is primarily on land and Land & Housing
- Retain core capabilities in apartments business



MARKET OUTLOOK

- Residential demand underpinned by:
  - population growth
  - employment growth
  - historically low vacancy rates
  - increasing rental yields
  - availability of stock
  - underlying demand


21,000
20,800
20,600
20,400
20,200
20,000
19,800
19,600
19,400
19,200
Population '000s
7,600
7,400
7,200
7,000
6,800
6,600
6,400
6,200
Full time Employment '000s
Jun 2003
Jun 2004
Jun 2005
Jun 2006
Jun 2007
Population (lh axis)
Full time employment (rh axis)

Source: Australian Bureau of Statistics


Dwellings
2003
2004
2005
2006
2007
Completions
Underlying demand

Source: BIS Shrapnel



MARKET OUTLOOK (cont)

- Lack of apartment construction and zoned land constraints will continue to place pressure on the demand/supply imbalance
- Improvement in consumer sentiment in Sydney however the NSW market remains challenging
- Some regional markets offer significant potential
- Affordability remains an issue in all markets



AFFORDABILITY

Australand is addressing this issue through:

- National design and product solution centre providing cost effective outcomes
  - subdivisional design
  - housing design
  - construction techniques
  - sustainability
- Internal build and delivery capability
- Product Mix



% age of Full Time Earnings
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
2000
2001
2002
2003
2004
2005
2006
2007
Sydney
Melbourne
Brisbane
Perth

Source: ABS, REIA, RBA



DIVERSIFIED PIPELINE

88% zoned, 72% DA in hand

- Increased pipeline in key markets
  - 509 lots acquired in Western Australia
  - 2,879 lots acquired in Victoria
  - 477 lots acquired in Queensland
- Target acquisitions in growth corridors, including regional Queensland
- Building the pipeline to position the business for medium term growth

$6.8bn Development Pipeline[1]


NSW
WA
$2,527m

[1] Total pipeline represents estimated end value. Revenue includes wholly owned revenue and ALZ's share of Joint Ventures and Project Development Agreements as at 31 Dec 2007



PROJECT PIPELINE

Wholly Owned Projects

10,139 lots with an estimated on-completion value of $4.37bn.

	Project	No. of Lots	Completion Value $m
NSW	Elderslie	130	36
NSW	Duntroon Avenue	185	130
QLD	Solito	143	78
QLD	Ivadale Lakes	345	80
QLD	Yungabah	167	125
QLD	Springfield	280	96
QLD	Coomera	176	89
QLD	Runaway Bay	97	65
VIC	Endeavour Hills	75	29
VIC	Cranbourne West	650	126
VIC	Freshwater	144	157
VIC	Trennery Mews	67	44
VIC	Greenvale	600	143
VIC	Burwood	209	131
VIC	Bonbeach - La Perouse	70	31
WA	Port Coogee	1,342	1 265
WA	Baldivis	612	139
WA	Yanchep Beach	2,335	480
WA	Cockburn Central	420	170
WA	East Perth	128	70


2008
2009
2010
2011
2012+

Note: The above pipeline includes material projects only

PROJECT PIPELINE

Joint Venture and PDA Projects (ALZ Share)

7,213 lots with an estimated on-completion value of $2.42bn.

		No. of Lots	Completion Value $m
NSW	Lidcombe	216	124
NSW	Kellyville	102	44
NSW	Discovery Point	528	321
NSW	118 Alfred St	39	55
NSW	Shell Cove	918	275
QLD	Burleigh Heads	71	38
QLD	COVA - Hope Island	279	134
VIC	Taylors Hill	401	64
VIC	Harvest Home Road	350	53
VIC	Sunshine Golf Course	322	134
VIC	Parkville Gardens	348	181
VIC	Wallan	833	128
VIC	Clyde North	1,278	339
WA	Port Coogee	339	270


2008
2009
2010
2011
2012+

Note: The above pipeline includes material projects only

STRATEGY & OUTLOOK

- Diversifying and growing Residential pipeline
- Sourcing opportunities in growth corridors
- Utilising capital more effectively
- Product innovation to meet changing markets

	Last 6 months	Next 12 months	
NSW	Trading conditions remain challenging, sentiment improving	Similar to 2007 with some chance of improvement in late 2008	↔
QLD	Strong fundamentals driving demand	Increased demand due to population growth & supply constraints	↑
VIC	Growing demand	Strong market fundamentals as demand outstrips supply	↑
WA	Outer suburban markets slowed albeit from a high base	Fundamentals still strong. Inner city & near water locations sought. Outer suburbs continue to ease.	↔

STRATEGY & OUTLOOK

BOB JOHNSTON
CHIEF EXECUTIVE OFFICER





GROWTH STRATEGY

Drivers for delivering sustainable growth over the medium term:

1. **Leverage existing business platforms**
2. **Grow Funds under Management**
3. **Expand into Asia**
4. **Effective Capital and Risk Management**
5. **People and Culture**

STRATEGY

1 Leverage existing business platforms

Residential

- Maximise development pipeline
- Product innovation
- Invest in growth corridors
- Optimise capital base

Commercial & Industrial

- Focus on execution
- Maintain market share in VIC and NSW
- Build dominant position in QLD, WA and SA

Synergies and Integrated Opportunities

- Commercial / Residential / Retail

STRATEGY

2 Grow Funds under Management

- Key Benefits
  - Capital recycling
  - Multiple earnings stream
  - Retain control over assets
  - Shared risk / reward
- $600m+ of C&I assets being completed in 2008
- Expect to launch in 2008
  - New fund for C&I assets
  - Residential development fund

STRATEGY

3 Expand into Asia

- Strongest growth markets in global economy
- Targeting Industrial / Logistics sector
- Leveraging
  - core competencies
  - client relationships
- Experienced people on the ground
- Approaching cautiously given global economic concerns

STRATEGY

4 Effective Capital and Risk Management

- Priorities
  - Extending debt maturities
  - ASSETS Hybrid equity
- Recycle capital and utilise funds management platforms to maintain prudent gearing levels

STRATEGY

5 People and Culture

- Focus on people
- Performance culture
- Continued focus on safety
- Sustainability



OUTLOOK

Strong 2007 performance

Diversified platform delivering results

Positive outlook in 2008

- Continued substantial contribution from Residential
- High quality Investment Portfolio providing growth in recurrent income
- Continued growth in Commercial & Industrial

2008 Guidance

- EPS[1] growth 2-3%
- DPS maintained at increased level of 17.0 cents

[1] EPS growth on operating profit after tax, excluding unrealised revaluation gains

QUESTIONS



APPENDICES



INVESTMENT PROPERTY WEIGHTED AVERAGE LEASE EXPIRY


35%
30%
25%
20%
15%
10%
5%
0%
6%
2%
7%
18%
27%
14%
9%
4%
8%
5%
DEC-08
DEC-09
DEC-10
DEC-11
DEC-12
DEC-13
DEC-14
DEC-15
DEC-16
DEC 2017+

INVESTMENT PROPERTY PORTFOLIO

Property	Property Type	Lettable Area m2	Book Value ($m)	% of Portfolio
NSW				
26-30 Lee Street, Gateway Building	Office	12,549	71 4	3 8%
88 Goulburn Street	Office	23,125	66 8	3 5%
20 Lee Street, Henry Deane Building	Office	8 112	47 5	2 5%
1D Homebush Bay Drive	Office	17,238	79 0	4 2%
1B Homebush Bay Drive	Office	12,793	55 3	2 9%
80 Alfred Street	Office	10,285	58 0	3 0%
Tower A 197-201 Coward Street	Office	12 700	58 5	3 2%
Tower B 197-201 Coward Street	Office	10,253	47 0	2 5%
60 Hartley Street	Industrial	62 407	58 0	3 1%
8 Stanton Road	Industrial	10,708	17 0	0 9%
10 Stanton Road	Industrial	7 065	11 6	0 6%
Lot 14 Powers Road	Industrial	13,528	21 0	1 1%
35 Huntingwood Drive	Industrial	24 987	38 5	2 1%
10 Butu Wargun Drive	Industrial	25,705	42 8	2 3%
8 Butu Wargun Drive	Industrial	22,511	33 7	1 8%
6 Butu Wargun Drive	Industrial	19 273	28 1	1 5%
Lot A, 302 Hume Highway	Industrial	42 828	78 0	4 0%
2 Wonderland Drive	Industrial	29,047	51 5	2 7%
23 Wonderland Drive	Industrial	23 081	25 7	1 4%
227 Walters Road	Industrial	17,733	28 0	1 5%
111 Darlinghurst Road	Hotel	222 rooms	66 8	3 5%
4 Butu Wargun Drive	Industrial	10,025	18 5	1 0%
QLD				0 0%
99 Shettleston Street	Industrial	15,186	18 5	1 0%
286 Queensport Road	Industrial	21,531	24 0	1 3%
16 Archimedes Place	Industrial	4 011	6 7	0 4%
5-7 Trade Street	Industrial	14 479	15 5	0 8%
3135 & 3277 Beaudesert Road	Industrial	41 731	41 8	2 2%
44 Cambridge Street	Industrial	11 001	17 1	0 9%
51 Stradbroke Street	Industrial	14 816	21 0	1 1%
57-71 Platinum Street	Industrial	19 288	22 8	1 2%
47-58 Boundary Road	Industrial	13 280	11 0	0 6%

Property	Property Type	Lettable Area m2	Book Value ($m)	% of Portfolio
QLD				
138 Fernay Avenue	Other	5 Apartments	1 5	0 1%
97 School Road	Office	2 273	13 7	0 7%
VIC				0 0%
2 Southbank Boulevard	Office	54 832	180 0	9 6%
Building 10 658 Church Street	Office	8 087	34 5	1 8%
800 Springvale Road & 350 Wellington Road	Office	21,187	78 3	4 2%
2 Douglas Street	Industrial	18,541	28 4	1 4%
20 Thackray Road	Industrial	8 027	17 3	0 9%
23 Scanlon Drive	Industrial	12,381	14 1	0 7%
468 Boundary Road	Industrial	24 732	23 8	1 3%
64 West Park Drive	Industrial	20,337	15 2	0 8%
35-61 South Park Drive	Industrial	32,167	28 4	1 5%
88-126 South Park Drive	Industrial	21 020	19 3	1 0%
21-33 South Park Drive	Industrial	22,108	16 8	0 9%
63-71 South Park Drive	Industrial	13 863	13 3	0 7%
22-28 Bam Wine Court	Industrial	13 420	12 4	0 7%
34-78 South Park Drive	Industrial	10,[illegible]	11 3	0 6%
89-103 South Park Drive	Industrial	10 425	9 5	0 5%
Freshwater Place, Public Car Park	Car Park	267 spaces	14 0	0 7%
17 - 23 Queensbridge Street	Office	2 878	11 8	0 6%
Amcor Way	Industrial	9 530	9 5	0 5%
25 - 29 Jets Court	Industrial	15,544	12 4	0 7%
ADRT Facility, Sky Road	Industrial	48 107	2 0	0 1%
610 Heatherton Rd	Industrial	8 463	16 8	0 9%
28 Southbank Boulevard (50% interest)	Office	33,853	67 8	3 6%
WA/SA				0 0%
110-114 Cross Keys Road	Industrial	20,300	10 0	0 5%
18-20 Butler Boulevard	Industrial	[illegible]	8 2	0 4%
Lot 102 Coghlan Road	Industrial	6 828	8 4	0 4%
811 Abernethy Road	Industrial	7,021	8 8	0 5%
Commercial Lots			12 8	0 7%
Reclassifications / Apartments IP			3 8	0 2%
Total Income Producing Portfolio		1,825,234 m2	1,882.8	100.0%

PIPELINE DELIVERED/ACQUIRED BY INVESTMENT PROPERTY DIVISION

Properties Acquired/Under Construction during full-year 31 December 2007

Property	Suburb	State	Tenant	Property Type	Lettable Area m²	$m
Lot 14 Powers Rd	Seven Hills	NSW	Sigma Company Ltd	Industrial	13,526	21.00
Lot A, 302 Hume Street	Goulburn	NSW	Coles Group	Industrial	42,826	16.15
4 Butu Wargun Drive	Greystanes	NSW	Aristocrat	Industrial	10,948	18.50
44 Cambridge Street	Rocklea	QLD	Mitre 10	Industrial	11,001	17.14
97 School Street	Spring Hill	QLD	Queensland Health	Commercial	2,255	13.73
Vanessa Rd	Campbellfield	VIC	Amcor	Industrial	9,530	9.55
18-20 Butler Bld	Adelaide Airport	SA	Thermo Fischer	Industrial	6,966	8.16
17-23 Queensbridge Street	Melbourne	VIC	Carrick Education	Commercial	2,876	12.46
2 Douglas Street, Port Melbourne *	Port Melbourne	VIC	Speculative	Industrial	3,244	4.00
25-29 Jets Court	Tullamarine	VIC	Boeing and Speculative Unit	Industrial	14,890	12.39
610 Heatherton Road *	Clayton	VIC	Alinta	Industrial	8,463	16.75
South Centre Road *	Tullamarine	VIC	ADR	Industrial	46,107	2.00
28 Freshwater Place (50%) *	Southbank	VIC	Speculative	Commercial	33,953	67.77
Beaudesert Road *	Parkinson	QLD	Coles Group	Industrial	41,828	41.80
111 Darlinghurst Rd	Sydney	NSW	The Crest Hotel	Hotel	17,613	66.77
Various Commercial units	Various	NSW	Multi tenanted	Commercial	2,364	12.78
Total					**268,390**	**341.0**

* Indicates that asset under construction in Commercial & Industrial Division at 31 December 2007

RESIDENTIAL FUTURE YIELDS AND REVENUE

Residential Division: Future yields and revenue (existing projects)

	No. of projects	Future Yield			Future Revenue $'m			Trading life
		Land	Housing	Apartments	Land	Housing	Apartments	
1. Split By State								
New South Wales	32	1,452	765	838	502	441	580	Up to 9 years
Victoria	34	5,108	1,125	550	1,051	522	376	Up to 17 years
Queensland	12	637	639	449	179	344	272	Up to 7 years
Western Australia	24	3,662	468	1,659	1,010	193	1,324	Up to 10 years
Total	**102**	**10,859**	**2,997**	**3,496**	**2,742**	**1,500**	**2,552**	
2. Split between wholly owned and joint venture								
Wholly Owned	72	5,848	1,982	2,309	1,584	990	1,799	
Australand share of Joint ventures	30	5,011	1,015	1,187	1,158	510	753	
Total	**102**	**10,859**	**2,997**	**3,496**	**2,742**	**1,500**	**2,552**	

Note: The above table reflects the number of lots and revenue for wholly owned, joint venture and product development agreements to the extent of Australand's interests.



Australand Holdings Limited (ABN 12 008 443 696)
Australand Property Limited (ABN 90 105 462 137; AFSLN 231 130) as the responsible entity of Australand Property Trust (ARSN 106 680 424) and Australand ASSETS Trust (ARSN 115 338 513)
Australand Investments Limited (ABN 12 086 673 092; AFSLN 228 837) as the responsible entity of Australand Property Trust No.4 (ARSN 108 254 413) and Australand Property Trust No.5 (ARSN 108 254 771)

Level 3, 1C Homebush Bay Drive
Rhodes NSW 2138
Ph: +61 2 9767 2000
Fax: +61 2 9767 2900

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CONVERTIBLE BONDS DUE 2018

1. **INTRODUCTION**

CapitaLand Limited (the "**Company**") wishes to announce that the Company has priced its offering (the "**Offer**") of convertible bonds due 05 March 2018 (the "**Convertible Bonds**"), which are convertible into new ordinary shares in the capital of the Company ("**Shares**"). J.P. Morgan (S.E.A.) Limited ("**JPMorgan**") is the sole bookrunner and lead manager of the Offer. The Convertible Bonds have been fully placed to institutional investors and accredited investors.

2. **PRINCIPAL TERMS OF THE CONVERTIBLE BONDS**

The principal terms and conditions of the Convertible Bonds are summarised as follows:

Issue Size	:	S$1,300,000,000 in principal amount of Convertible Bonds (excluding the over-allotment option referred to below).
Over-allotment Option	:	An additional S$200,000,000 in principal amount of Convertible Bonds under a 30-day over-allotment option granted by the Company to JPMorgan.
Issue Price	:	100 per cent. of the principal amount of the Convertible Bonds.
Settlement and Payment	:	Subject to fulfilment of the conditions of the subscription agreement dated 31 January 2008 between the Company and JPMorgan, settlement and payment for the Convertible Bonds is expected to take place in Singapore on 05 March 2008 or such other date as may be agreed between the Company and JPMorgan.
Interest	:	The Convertible Bonds will bear interest at the rate of 3.125 per cent. per annum.
Yield to Maturity	:	3.95 per cent. per annum.
Initial Conversion Price	:	S$8.6140 for each new Share.

Conversion Premium	:	46 per cent. over closing price of the Shares quoted on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") on 31 January 2008.
Conversion Period	:	Convertible at the option of the holder, at any time from 15 April 2008 to 23 February 2018.
Status of the New Shares	:	The Convertible Bonds constitute direct and unsecured obligations of the Company and shall at all times rank *pari passu* without preference or priority amongst themselves. The payment obligations of the Company under the Convertible Bonds shall, save for such exceptions as may be provided by mandatory provisions of applicable laws and the terms of the Convertible Bonds themselves, rank at least equally with all its other present and future direct, unsubordinated, unconditional and unsecured obligations.
Final Redemption	:	Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed at 109.998 per cent. of their principal amount on the Maturity Date.
Maturity Date	:	05 March 2018 (the "**Maturity Date**").
Early Redemption Amount	:	The early redemption amount (the "**Early Redemption Amount**") in respect of each S$250,000 in principal amount of Convertible Bonds is the amount determined which represents for the holder thereof on the relevant date for determination of the Early Redemption Amount, a gross yield to maturity identical to that applicable in the case of redemption on the Maturity Date, being 3.95 per cent. per annum (calculated on a semi annual basis).
Redemption at the Option of the Investor	:	Holders of the Convertible Bonds may require the Company to redeem all or some of their Convertible Bonds at 106.578 per cent. of their principal amount on 05 March 2015 (the "**Put Date**").
Delisting Put Right	:	Upon the delisting of the Shares on the SGX-ST, each holder of the Convertible Bonds has the right to require the Company to redeem all (but not less than all) their Convertible Bonds at the Early Redemption Amount.

Redemption at the Option of the Company	:	All or a portion of the Convertible Bonds may be redeemed by the Company at any time on or after 05 March 2013 but not less than seven business days prior to the Maturity Date, if the closing price of the Shares (as quoted on the SGX-ST) over the prescribed period is at least 130 per cent. of the principal amount of the Convertible Bonds plus interest equal to the Early Redemption Amount divided by the conversion ratio. The redemption price will be equal to the Early Redemption Amount.
Company's Stock Settlement Option	:	The Company shall have the option, on the Put Date and the Maturity Date, to redeem all (and not some only) of the Convertible Bonds by payment of cash and/or the delivery of Shares, to the holders of the Convertible Bonds. The number of Shares to be delivered shall be determined by the Company and calculated in accordance with the terms and conditions of the Convertible Bonds which shall not exceed 10 per cent. of the number of Shares outstanding on the twentieth trading day preceding the relevant redemption date.
Listing	:	Application will be made to list the Convertible Bonds on the Official List of the SGX-ST and the shares arising from the conversion of the Convertible Bonds.
Governing Law	:	English law.

3. **NEW SHARES**

The number of new Shares to be allotted and issued by the Company, pursuant to the full conversion of the Convertible Bonds, is 150,917,111 (based on the conversion price of S$8.6140 and assuming no adjustments to the conversion price). The 150,917,111 new Shares represent approximately 5.38 per cent. of the existing issued Shares.

4. **USE OF PROCEEDS**

The estimated net proceeds from the issue of the Convertible Bonds are approximately S$1.27 billion (assuming no exercise of the over-allotment option). The Company intends to use the proceeds to refinance its existing borrowings, finance new investments, and/or for working capital.

5. **FINANCIAL EFFECTS**

For the purposes of illustration, the financial effects of the issue of the Convertible Bonds (excluding the over-allotment option), based on the audited consolidated financial statements of the Company and its subsidiaries (the "**Group**") as at 31 December 2006, and the unaudited consolidated financial statements of the Group as at 30 September 2007, on the share capital, net tangible assets ("**NTA**"), earnings and net gearing of the Group are as follows:

(a) Share Capital

	The Group and the Company	
	31 December 2006	30 September 2007
Number of Shares	'000	'000
Before the issue of Convertible Bonds	2,779,346	2,805,089
After the issue of Convertible Bonds but before any conversion	2,779,346	2,805,089
Assuming full conversion of the Convertible Bonds	2,930,263	2,956,006

The number of outstanding share options under the CapitaLand Share Option Plan and contingent awards under the CapitaLand Performance Share Plan and the CapitaLand Restricted Stock Plan are as follows:

	The Company	
	31 December 2006	30 September 2007
	'000	'000
Number of outstanding share options under CapitaLand Share Option Plan	57,755	32,254
Contingent award under CapitaLand Performance Share Plan	9,004 [1]	8,678 [1]
Contingent award under CapitaLand Restricted Stock Plan (of which 632,245 are to be cash settled)	-	4,597 [2]

[1] The final number of shares given will depend on the achievement of pre-determined targets over a three-year performance period. No shares will be released if the threshold targets are not met at the end of the performance period. On the other hand, if superior targets are met, more performance shares than the baseline award could be delivered up to a maximum of 200% of the baseline award.

[2] The final number of shares released will depend on the achievement of threshold performance targets at the end of a one-year performance period and the release will be over a vesting period of two to three years. No shares will be released if the threshold targets are not met at the end of the one-year performance period. On the other hand, if superior targets are met, more shares than the baseline award could be released up to a maximum of 150% of the baseline award.

In the event that the S$430 million 2.1 per cent. convertible bonds due 2016 and the S$1 billion 2.95 per cent. convertible bonds due 2022 previously issued by the Company are fully converted, the number of Shares of the Company will be increased by 131,228,952 Shares.

(b) NTA

	The Group	
	31 December 2006	30 September 2007
	S$'000	S$'000
NTA as reported	7,361,389	9,266,702
Capital reserve arising from issue of the Convertible Bonds	117,000	117,000
Estimated issue expenses	(27,284)	(27,284)
Adjusted NTA after the issue of the Convertible Bonds but before any conversion	7,451,105	9,356,418
NTA per Share (S$)		
Before the issue of the Convertible Bonds	2.65	3.31
After the issue of the Convertible Bonds but before any conversion	2.68	3.34

Assuming full conversion of the Convertible Bonds, the effects on the NTA and NTA per Share would be as follows:

	The Group	
	31 December 2006	30 September 2007
	S$'000	S$'000
Adjusted NTA	8,751,105	10,656,418
Adjusted NTA per Share (S$)	2.99	3.61

(c) Earnings

The interest expense in respect of the Convertible Bonds prior to any conversion will be at the effective rate of 3.95 per cent. each year plus the amortisation of the fair value of the conversion rights recorded on the date of issue. However, it is not possible to quantify the effects of the issue of the Convertible Bonds on the earnings of the Group until the proceeds from the issue of the Convertible Bonds have been deployed.

(d) Net Gearing

	The Group	
	31 December 2006	30 September 2007
	S$'000	S$'000
Net borrowings, as reported	5,444,977	5,124,349
Decrease in net borrowings resulting from recording the fair value of the conversion rights upon the issue of the Convertible Bonds	(117,000)	(117,000)
Estimated issue expenses	27,284	27,284
Adjusted net borrowings after the issue of the Convertible Bonds but before any conversion	5,355,261	5,034,633
Total Equity, as reported	9,512,750	11,137,354
Capital reserve arising from the issue of the Convertible Bonds	117,000	117,000
Estimated issue expenses	(27,284)	(27,284)
Adjusted Total Equity after the issue of the Convertible Bonds	9,602,466	11,227,070
Net gearing (number of times)		
As reported	0.57	0.46
After the issue of the Convertible Bonds	0.56	0.45

Assuming the full conversion of the Convertible Bonds, the effects on the net gearing of the Group would be as follows:

	The Group	
	31 December 2006	30 September 2007
	S$'000	S$'000
Adjusted net borrowings assuming full conversion of the Convertible Bonds	4,172,261	3,851,633
Adjusted Total Equity assuming full conversion of the Convertible Bonds	10,785,466	12,410,070
Net gearing (number of times)	0.39	0.31

By Order of the Board

Low Sai Choy
Company Secretary
Singapore, 01 February 2008

CapitaLand

For Immediate Release
1 February 2008

NEWS RELEASE

CapitaLand raises S$1.3 billion through a 10-year convertible bond issue

Largest convertible bond ever issued in Singapore;
High conversion price of S$8.6140, 46% premium above closing price

Singapore, 1 February 2008 – CapitaLand Limited ("CapitaLand") is pleased to announce the pricing of its proposed issue of senior unsecured convertible bonds ("Bonds").

The S$1.3 billion issue is the largest 10-year convertible bond transaction ever done in Singapore. The Bonds have a 46% conversion premium, translating into a conversion price of S$8.6140 which exceeds CapitaLand's highest ever closing share price of S$8.60.

The Bonds are convertible into new CapitaLand ordinary shares at a conversion price of S$8.6140 per new share. The Singapore Dollar denominated Bonds will bear a coupon rate of 3.125% per annum, payable semi-annually in arrear.

An application will be made to the Singapore Exchange Securities Trading Limited (SGX-ST) for the listing of the Bonds and the shares arising from the conversion of the Bonds.

CapitaLand expects to use the net proceeds to finance new investments, refinance its existing borrowings, and for working capital. J.P. Morgan (S.E.A) Limited ("JPMorgan") was the sole bookrunner and lead manager for the issue, which was placed with institutional and sophisticated investors.

Mr Liew Mun Leong, President and CEO, CapitaLand Group, said: "It is gratifying that in the midst of the tough global economic and financial landscape, CapitaLand is still able to successfully launch its fourth convertible bond issue. The success is particularly significant as the principal amount is 30% higher than our previous bond issue in 2007 and achieved the highest conversion premium at the 10-year maturity in Asia ex-Japan. It clearly reflects the strong market confidence in the Group's expansion plans and execution capabilities in Singapore and abroad. To date, we have been combining our real estate domain knowledge with financial skills to not only re-shape our own balance sheet but also to launch unique and innovative real estate-based financial products and services. This issuance further strengthens our financial footing for our business opportunities that arise across multi-sectors and multi-geographies.

Mr Olivier Lim, Group Chief Financial Officer, CapitaLand Limited, said: "We are pleased with the successful pricing of this convertible bond issue which enables us to secure a significant amount of long-term money at attractive terms despite the volatility in the global markets. This long-dated issue allows us to extend the maturity profile of our core debt requirements even further, which is prudent capital management especially during these turbulent times. It also provides us with ample financial capacity to take advantage of business opportunities that might arise in the future."

Summary of Convertible Bond Terms

Launch size:	S$1,300 million
Reference share price:	S$5.90
Initial conversion price:	S$8.6140
Conversion premium:	46%
Coupon:	3.125%
Maturity Date:	5th March, 2018
Investor put option:	5th March, 2015 (at end of year 7)

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **1 February 2008**

Media Contact
Basskaran Nair
Corporate Communications
DID: (65) 6823 3554
Email: basskaran.nair@capitaland.com

Analyst Contact
Harold Woo
Investor Relations
DID: (65) 6823 3210
Email: harold.woo@capitaland.com

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY RCCF MANAGEMENT PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	RCCF Management Pte. Ltd.
Principal Activity	:	Management advisory services
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
1 February 2008

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	01-Feb-2008 20:31:16
Announcement No.	00218

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Voluntary Unconditional Cash Offer for The Ascott Group Limited - "Dealings Disclosure and Level of Acceptances"
Description	The attached announcement issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matter is for information.
Attachments:	CL.Ascott.dealingsdisclosure.levelofacceptances.1Feb08.pdf Total size = **64K** (2048K size limit recommended)

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VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED

(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

DEALINGS DISCLOSURE AND LEVEL OF ACCEPTANCES

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**") refers to the offer document dated 26 January 2008 (the "**Offer Document**") in connection with the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer.

All capitalised terms not defined herein shall have the same meaning as used in the Offer Document.

2. DEALINGS DISCLOSURE

DBS Bank wishes to announce, for and on behalf of the Offeror, that the following dealings in the Shares were made on 1 February 2008 by the Offeror:-

1.	Total number of Shares acquired by the Offeror by way of market purchases	573,000
2.	Price paid per Share (excluding brokerage commission, clearing fees and Goods and Services Tax)	S$1.73
3.	Percentage of total number of Shares in issue[1] represented by the number of Shares acquired	0.04%

3. LEVEL OF ACCEPTANCES AND AGGREGATE HOLDING

3.1 Acceptances of the Offer

Based on information provided to the Offeror, as at 5.00 p.m. on 1 February 2008, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 81,021,350 Offer Shares, representing approximately 5.05% of the total number of Shares in issue.

Based on information available to the Offeror as at 1 February 2008, these acceptances include acceptances received from the Offeror's Concert Parties in respect of 74,000 Offer Shares, representing approximately 0.005% of the total number of Shares in issue.

3.2 Shares held before the Offer Period

As at 8 January 2008, being the Announcement Date, the Offeror, SLPL and AIPL owned or controlled an aggregate of 1,067,846,016 Shares, representing approximately 66.52% of the total number of Shares in issue. As at the Announcement Date, the Offeror's other Concert Parties owned or controlled an aggregate of 4,427,700 Shares, representing approximately 0.28% of the total number of Shares in issue.

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or agreed to acquire any Shares as at the Announcement Date.

3.3 Purchases during the Offer Period

Between the Announcement Date and 5.00 p.m. on 1 February 2008, the Offeror has acquired by way of market purchases on the SGX-ST an aggregate of 103,014,000 Shares, representing approximately 6.42% of the total number of Shares in issue.

---

[1] References in this Announcement to the total number of Shares in issue are based on 1,605,207,217 Shares.

Save as disclosed above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 1 February 2008) has acquired or agreed to acquire any further Shares between the Announcement Date and 5.00 p.m. on 1 February 2008.

3.4 Aggregate Holding

Accordingly, as at 5.00 p.m. on 1 February 2008, DBS Bank wishes to announce, for and on behalf of the Offeror, the following:-

1.	Aggregate number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, and (ii) valid acceptances of the Offer	1,256,235,066
2.	Percentage of total number of Shares in issue represented by the above number	78.26%

4. PROCEDURES FOR ACCEPTANCE

Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their FAT or FAA (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than 5.30 p.m. on 26 February 2008 (subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers (the "**Code**") as described in Section 2.7 of the Offer Document)[2] or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

Shareholders who are in any doubt about the Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

Depositors and Shareholders who have not received or who have misplaced the Offer Document and/or the relevant acceptance forms should contact The Central Depository (Pte) Limited or Boardroom Corporate & Advisory Services Pte. Ltd., as the case may be, immediately at the following respective addresses:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

Boardroom Corporate & Advisory Services Pte. Ltd.
3 Church Street
#08-01 Samsung Hub
Singapore 049483

5. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts

[2] Pursuant to Rule 22.6 of the Code, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
1 February 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DISSOLUTION OF INDIRECT SUBSIDIARY CAPFIN MR1 SDN BHD

Further to its announcement dated 14 September 2005, CapitaLand Limited ("CapitaLand") wishes to announce that its indirect subsidiary incorporated in Malaysia, CapFin MR1 Sdn Bhd ("CapFin"), which had been placed under members' voluntary liquidation, has been dissolved.

The dissolution of CapFin is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
4 February 2008

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	04-Feb-2008 18:02:55
Announcement No.	00106

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Payment of management fee by way of issue of units in CapitaCommercial Trust"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.PymtofMgtFee.4Feb08.pdf Total size = **16K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

PAYMENT OF MANAGEMENT FEE BY WAY OF ISSUE OF UNITS IN CAPITACOMMERCIAL TRUST

CapitaCommercial Trust Management Limited (the "**Company**"), the manager of CapitaCommercial Trust ("**CCT**"), wishes to announce that 722,800 units in CCT ("**Units**") have been issued to the Company today. These Units were issued at an issue price of S$2.3711 per Unit. The issue price per Unit is the volume weighted average price for a Unit for all trades on the Singapore Exchange Securities Trading Limited in the ordinary course of trading for the period of ten business days preceding 31 December 2007.

These Units were issued to the Company as full payment of its management fee for the period 1 October 2007 to 31 December 2007 (both dates inclusive) in relation to CCT's 60% interest in Raffles City, which was acquired on 1 September 2006 through RCS Trust. The payment of the management fee and the manner of making such payment have been disclosed in the CCT circular dated 26 June 2006 issued in connection with the joint acquisition of Raffles City with CapitaMall Trust through RCS Trust.

With the above-mentioned issue of Units, the Company holds an aggregate of 10,175,492 Units and the total number of Units in issue is 1,385,415,169.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
4 February 2008

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	04-Feb-2008 18:08:46
Announcement No.	00112

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Payment of management fee by way of issue of units in CapitaMall Trust"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.PymtofMgtFee.4Feb08.pdf Total size = **71K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

PAYMENT OF MANAGEMENT FEE
BY WAY OF ISSUE OF UNITS IN CAPITAMALL TRUST

CapitaMall Trust Management Limited (the "**Company**"), as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), wishes to announce that 926,115 units in CMT ("**Units**") have been issued at an issue price of S$3.3173 per Unit to the Company today.

581,692 Units have been issued at an issue price of S$3.3173 per Unit to the Company as payment of the Performance Component of the Management Fee for the period from 1 October 2007 to 31 December 2007 (both dates inclusive) in relation to Tampines Mall, Junction 8 Shopping Centre, Funan DigitaLife Mall, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre and Bugis Junction.

344,423 Units have been issued to the Company as full payment of its Management Fee for the period from 1 October 2007 to 31 December 2007 (both dates inclusive) in relation to CMT's 40.0% interest in Raffles City through RCS Trust. These Units were issued at an issue price of S$3.3173 per unit.

This manner of payment of the Management Fee in Units was disclosed in (i) the CMT offering circular dated 28 June 2002 issued in connection with the initial public offering of Units, (ii) the CMT circular dated 13 May 2003 issued in connection with the acquisition of IMM Building, (iii) the CMT circular dated 21 June 2004 issued in connection with the acquisition of Plaza Singapura, and (iv) the CMT circular dated 26 June 2006 issued in connection with the joint acquisition of Raffles City with CapitaCommercial Trust through RCS Trust.

With the above-mentioned issue of Units, the Company holds an aggregate of 9,510,496 Units and the total number of Units in issue is 1,663,318,801.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
4 February 2008

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Trading Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	04-Feb-2008 19:02:23
Announcement No.	00147

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "Offer and placement of new units in CapitaRetail China Trust"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CRCT.CloseofEFRAnnc.4Feb08.pdf Total size = **122K** (2048K size limit recommended)

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CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

ANNOUNCEMENT

OFFER AND PLACEMENT OF NEW UNITS ("NEW UNITS") IN CAPITARETAIL CHINA TRUST ("CRCT") BY WAY OF:

(I) A PRIVATE PLACEMENT OF 136,036,000 NEW UNITS AT AN ISSUE PRICE OF S$1.36 PER NEW UNIT (THE "ISSUE PRICE") TO INSTITUTIONAL AND OTHER INVESTORS (THE "PRIVATE PLACEMENT"); AND

(II) AN OFFERING OF 2,200,000 NEW UNITS TO RETAIL INVESTORS IN SINGAPORE AT THE ISSUE PRICE THROUGH THE AUTOMATED TELLER MACHINES ("ATMS") OF DBS BANK LTD (INCLUDING POSB) ON A "FIRST-COME, FIRST-SERVED" BASIS (THE "ATM OFFERING"),

(COLLECTIVELY, THE "EQUITY FUND RAISING").

Following its announcements on the close of the Private Placement on 25 January 2008 and the close of the ATM Offering on 26 January 2008, the Board of Directors of CapitaRetail China Trust Management Limited, as manager of CRCT (the "**Manager**"), is pleased to provide further details on the results of the ATM Offering and the Private Placement.

The ATM Offering

2,200,000 New Units were offered under the ATM Offering at the Issue Price, which represents a discount of approximately 9.5% to CRCT's volume weighted average price of the existing units in CRCT ("**Units**"), based on all trades in CRCT Units on Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for the full market day of 24 January 2008.

Of the 2,200,000 New Units available under the ATM Offering, valid applications for all 2,200,000 New Units were received. There were no invalid applications. Accordingly, all 2,200,000 New Units under the ATM Offering were taken up.

The Private Placement

As announced by the Manager on 25 January 2008, the book of orders for the New Units under the Private Placement was closed on 25 January 2008, the same day that the Private Placement commenced.

The 136,036,000 New Units offered and allocated under the Private Placement have all been successfully placed out.

In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

Disclosure Pursuant to Waiver of Rule 812 of the Listing Manual

Placement of New Units to the directors of the Manager (the "Directors") and their immediate family members under the Private Placement

The Manager has obtained a waiver from the SGX-ST from the requirements under Rule 812(1) of the Listing Manual for the placement of New Units to each of the Directors and his/her immediate family members, subject to, amongst other things, the approval of the unitholders of CRCT ("**Unitholders**").

The Manager is of the view that each Director and his/her immediate family members should be given the opportunity to apply for additional New Units under the Private Placement, if any, as this will further align their interest with other Unitholders and provide a higher degree of certainty for the successful completion of the Equity Fund Raising.

Furthermore, the Manager is of the view that each Director and his/her immediate family members should not be treated differently from any other Unitholder, and should be given the opportunity to apply for New Units under the Private Placement. This would allow each Director and his/her immediate family members to maintain his/her pre-placement unitholding, in percentage terms, in CRCT since other Unitholders may also apply for New Units under the Private Placement.

At the extraordinary general meeting of Unitholders held on 4 December 2007 ("**EGM**"), Unitholders approved the resolution for the placement of up to such number of New Units under the Private Placement to each Director and his/her immediate family members as would be required to maintain his/her proportionate pre-placement unitholding, in percentage terms, in CRCT.

Pursuant to this waiver, 513,000 New Units under the Private Placement have been placed to the Directors and their respective family members in the proportion set out below:

Name	**Number of New Units Allotted**
Mr Hsuan Owyang	17,000
Mr Liew Mun Leong	29,000
Mr Victor Liew Cheng San	11,000
Ms Chew Gek Khim	290,000
Mr Dilhan Pillay Sandrasegara	17,000
Mr Kee Teck Koon	-
Mr Olivier Lim Tse Ghow	34,000
Mr Pua Seck Guan	72,000
Mr Lim Beng Chee	43,000

Each such Director and his/her immediate family members have not been allotted more than the number of New Units necessary to maintain his/her proportionate pre-placement unitholding in CRCT.

Placement of New Units to the CapitaLand Group under the Private Placement

The Manager has obtained a waiver from the SGX-ST from the requirements under Rule 812(1) of the Listing Manual for the placement of New Units to the CapitaLand Group, being a Substantial Unitholder[1] of CRCT, subject to, amongst other things, the approval of the Unitholders.

The Manager believes that the size of the unitholding of the CapitaLand Group provides a degree of stability to CRCT as an investment vehicle. Allowing New Units to be placed to the CapitaLand Group would help to maintain such stability, which will ultimately benefit all Unitholders. Further, the proposed placement of New Units to the CapitaLand Group would align the interest of the CapitaLand Group with the other Unitholders and enhance investors' confidence in CRCT by providing a higher degree of certainty for the successful completion of the Equity Fund Raising.

At the extraordinary general meeting of Unitholders held on 4 December 2007 ("**EGM**"), Unitholders approved the resolution for the placement of up to such number of New Units under the Private Placement to the CapitaLand Group as would be required to maintain its proportionate pre-placement unitholding, in percentage terms, in CRCT.

Pursuant to this waiver, 27,771,000 New Units under the Private Placement have been placed to Retail Crown Pte. Ltd., a wholly-owned subsidiary of CapitaLand. The CapitaLand Group has not been allotted more than the number of New Units necessary to maintain the CapitaLand Group's proportionate pre-placement unitholding, in percentage terms, in CRCT.

Placement of New Units to CMT under the Private Placement

The Manager has obtained a waiver from the SGX-ST from the requirements under Rule 812(1) of the Listing Manual for the placement of New Units to CMT, being a Substantial Unitholder[2] of CRCT, subject to, amongst other things, the approval of the Unitholders.

The Manager believes that the size of the unitholding of CMT provides a degree of stability to CRCT as an investment vehicle. Allowing New Units to be placed to CMT would help to maintain such stability, which will ultimately benefit all Unitholders. Further, the proposed placement of New Units to CMT would align the interest of CMT with the other Unitholders, enhance investors' confidence in CRCT and provide a higher degree of certainty for the successful completion of the Equity Fund Raising.

At the EGM, Unitholders approved the resolution for the placement of up to such number of New Units under the Private Placement to CMT as would be required to maintain its proportionate pre-placement unitholding, in percentage terms, in CRCT.

Pursuant to this waiver, 27,605,000 New Units under the Private Placement have been placed to HSBC Institutional Trust Services (Singapore) Limited, in its capacity as trustee of CMT (the "**CMT Trustee**"). CMT has not been allotted more than the number of New Units necessary to maintain CMT's proportionate pre-placement unitholding, in percentage terms, in CRCT.

Placement of New Units to The Capital Group of Companies, Inc (the "Capital Group") under the Private Placement

The Manager has obtained a waiver from the SGX-ST from the requirements under Rule 812(1) of the Listing Manual for the placement of New Units under the Equity Fund Raising to the Capital Group, a substantial non-controlling Unitholder of CRCT, without having to obtain specific approval from Unitholders, subject to the following conditions: (i) the number of New Units to be placed to the Capital Group is no more than what is required to maintain its proportionate

1 A person with an interest in Units constituting not less than 5.0% of all Units in issue.

2 A person with an interest in Units constituting not less than 5.0% of all Units in issue.

unitholding, in percentage terms, at its pre-placement level, (ii) the Manager certifies that it is independent of the Capital Group, (iii) the Manager discloses the rationale for such placement and (iv) the Manager announces such placement via SGXNET.

Pursuant to the aforementioned waiver, 16,300,000 New Units have been placed to the Capital Group. The Capital Group has not been allotted more than the number of New Units necessary to maintain its proportionate pre-placement unitholding, in percentage terms, in CRCT.

In accordance with the above requirements, the Manager has certified that it is independent of the Capital Group. The above waiver was obtained on the basis that the Capital Group is not related to the Manager and does not exert any influence on the Manager on the day-to-day operational matters relating to CRCT.

Save as disclosed above, none of the persons listed under Rule 812(1) of the Listing Manual has been allotted New Units under the Private Placement.

Status of the New Units

The next distribution in relation to the CRCT's distributable income was originally scheduled for the period from 1 July 2007 to 31 December 2007. However, in conjunction with the Equity Fund Raising, the Manager has declared, in lieu of the scheduled distribution, a distribution of the distributable income of CRCT for the period from 1 July 2007 to 4 February 2008 (the "**Cumulative Distribution**").

Following the Cumulative Distribution, the New Units will, upon issue, rank *pari passu* in all respects with all other Units in issue on 5 February 2008, including the right to any distributions which may be paid for the period from the day the New Units are issued to 30 June 2008 as well as all distributions thereafter.

For the avoidance of doubt, the New Units will not be entitled to participate in the Cumulative Distribution.

Listing of the New Units

The expected date and time of listing of the New Units on the SGX-ST is 5 February 2008 at 2.00 p.m.

BY ORDER OF THE BOARD
CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini
Company Secretary
4 February 2008

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

This Announcement may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this Announcement or any other material relating to CRCT or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this Announcement nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this Announcement should be considered to be business, legal or tax advice regarding an investment in Units or the New Units.

The information in this Announcement must not be published outside the Republic of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

The New Units have not been and will not be registered under the U.S. Securities Act of 1933 (as amended) (the "**Securities Act**") and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the benefit of, U.S. Persons (as defined in Regulation S under the Securities Act).

The distribution of this Announcement and the offering of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this Announcement and/or its accompanying documents are required by the Manager, Citigroup Global Markets Singapore Pte. Ltd., DBS Bank Ltd and J.P. Morgan (S.E.A.) Limited to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF THE SGX-ST: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CRCT.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	05-Feb-2008 12:51:11
Announcement No.	00038

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "CMT to construct Singapore's First Olympic-sized Ice-Skating Rink at Jurong Entertainment Centre"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued a news release on the above matter, as attached for information.
Attachments:	CMT.Newsrelease.JEC.Olympic.5Feb08.pdf Total size = **37K** (2048K size limit recommended)

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CapitaMall Trust

News Release

5 February 2008
For Immediate Release

CMT to Construct Singapore's First Olympic-sized Ice-Skating Rink at Jurong Entertainment Centre

Singapore, 5 February 2008 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce that Jurong Entertainment Centre ("JEC") will house Singapore's first Olympic-sized ice-skating rink as part of the proposed S$138.2 million asset enhancement work planned at JEC. The Olympic-sized ice-skating rink, together with the rest of the asset enhancement initiatives undertaken at the mall, is expected to be completed by Fourth Quarter[1] 2009.

In 2007, Urban Redevelopment Authority ("URA") granted CMT an Outline Planning Permission ("OPP") to increase the plot ratio of JEC from 1.85 to 3.0 for full commercial development. The OPP received effectively increases the Gross Floor Area ("GFA") of JEC by over 62%, from approximately 170,000 square feet ("sq ft") to approximately 275,500 sq ft, and the Net Lettable Area ("NLA") by over 89%, from approximately 111,000 sq ft to approximately 209,700 sq ft. A differential premium at S$1200.00 per square metre of additional GFA, payable to URA, has already been locked in.

The asset enhancement plans at JEC will comprise a number of initiatives. On Level 1, the 6-screen cineplex will be relocated to Level 5, a newly created floor at JEC. On Level 3, the current non-Olympic-sized rink, measuring 20 metres by 40 metres and operated by Fuji Ice Palace, will be replaced with Singapore's first Olympic-sized ice skating rink. The existing rink has not only been a huge draw with Singaporeans and ice-skating enthusiasts, but also the venue of choice for competitive events such as ice-hockey tournaments and the Singapore National Figure Skating Championships. It is envisaged that the new Olympic-sized rink, measuring 30 metres by 60 metres, will be flanked by food and beverage operators or restaurants on both sides, providing shoppers with a unique dining experience. With the

[1] For the period 1 September 2008 to 31 December 2008.

completion of the Olympic-sized rink at JEC, it will not only provide our national skaters with a conducive environment to train for International Skating Union-sanctioned events, such as the Olympics and the World Championships, it will also be a crowd puller with students and budding athletes yearning to excel in this highly competitive sport.

The retail space on all floors will also be reconfigured so as to maximise the efficiency at the mall. In addition, a rooftop landscaped garden will be constructed on Level 6.

The proposed asset enhancement initiative is expected to incur a capital expenditure of S$138.2 million, and is expected to increase net property income by S$12.4 million per annum and achieve an ungeared return on investment of 9%.

CMT is currently working closely with URA, the Singapore Ice Skating Association and the Singapore Sports Council to ensure that the new ice-skating rink at JEC meets the specifications and requirements of an Olympic-sized rink.

About CapitaMall Trust (www.capitamall.com)

CMT is the first Real Estate Investment Trust (REIT) listed on Singapore Exchange Securities Trading Limited (Singapore Exchange) in July 2002. CMT is also the largest REIT by market capitalisation and asset size in Singapore, with a market capitalisation and asset size of approximately S$5.1 billion and S$5.9 billion respectively as at 4 February 2008. CMT has been assigned an "A2" rating with a stable outlook by Moody's Investor Services. The "A2" rating is the highest rating assigned to a Singapore REIT.

CMT owns and invests in quality income-producing assets which are used, or predominantly used, for retail purposes primarily in Singapore. As at 31 December 2007, CMT Group's portfolio comprised a diverse list of over 1,800 leases with local and international retailers and achieved a committed occupancy of close to 100%. CMT Group's 13 quality retail malls, which are strategically located in the suburban areas and Downtown Core of Singapore, include Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre, Bugis Junction, 40.0% interest in Raffles City Singapore, Lot One, Bukit Panjang Plaza and Rivervale Mall. CMT also owns a 20% stake in CapitaRetail China Trust, the first pure-play China retail REIT listed on the Singapore Exchange in December 2006.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

IMPORTANT NOTICE

The past performance of CapitaMall Trust ("**CMT**") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

Media / Analyst / Investor Contact
Ms TONG Ka-Pin
DID : (65) 6826 5856
HP : (65) 9862 2435
Email : tong.ka-pin@capitaland.com
Website : www.capitamall.com

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	05-Feb-2008 13:28:00
Announcement No.	00044

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "Issue of 138,236,000 new units in CapitaRetail China Trust"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CRCT.IssueofNewUnits.5Feb08.pdf Total size = **198K** (2048K size limit recommended)

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CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

ANNOUNCEMENT

ISSUE OF 138,236,000 NEW UNITS IN CAPITARETAIL CHINA TRUST ("CRCT")

Further to its announcement dated 25 January 2008 in relation to the launch of the offer and placement of new units ("**New Units**") in CRCT (the "**Equity Fund Raising**"), the Board of Directors of CapitaRetail China Trust Management Limited, as manager of CRCT (the "**Manager**"), wishes to announce that the Manager has issued an aggregate of 138,236,000 New Units today. With this issue of 138,236,000 New Units, the total number of units in CRCT ("**Units**") in issue as at the date of this Announcement is 614,383,309[1].

These New Units will commence trading on the Main Board of Singapore Exchange Securities Trading Limited (the "**SGX-ST**") at 2.00 p.m. today.

Status of the New Units

The New Units will rank *pari passu* in all respects with all other Units in issue on 5 February 2008, including the right to any distributions which may be paid for the period from today to 30 June 2008 as well as all distributions thereafter.

For the avoidance of doubt, the New Units will not be entitled to participate in the distribution of any distributable income accrued prior to today, including the Cumulative Distribution (as defined in the offer information statement dated 25 January 2008 lodged with the Monetary Authority of Singapore on 25 January 2008).

BY ORDER OF THE BOARD
CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini
Company Secretary
5 February 2008

In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

[1] Units in issue exclude the Units to be issued to the Manager as payment of the Manager's acquisition fee.

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CRCT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	05-Feb-2008 18:00:37
Announcement No.	00102

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "(1) Completion of the acquisition of Xizhimen Mall, Beijing; and (2) Use of proceeds of the equity fund raising"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued announcements on the above matters, as attached for information.
Attachments:	CRCT.UseofProceeds.5Feb08.pdf CRCT.CompletionofAcquisition.5Feb08.pdf Total size = **376K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

ANNOUNCEMENT

COMPLETION OF THE ACQUISITION OF XIZHIMEN MALL, BEIJING

Further to the announcement dated 18 October 2007 in relation to the entry into the S&P Agreement (as defined in the offer information statement dated 25 January 2008 (the "**OIS**") and lodged with the Monetary Authority of Singapore (the "**MAS**") on 25 January 2008) for the acquisition of Xizhimen Mall, Beijing, CapitaRetail China Trust Management Limited, as manager of CapitaRetail China Trust ("**CRCT**", and the manager of CRCT, the "**Manager**"), is pleased to announce the completion of the acquisition of Xizhimen Mall, Beijing, by CRCT.

The total acquisition cost of Xizhimen Mall, Beijing, is S$341.0 million, which comprises the purchase consideration[1] of S$332.0 million, the acquisition fee of S$3.3[2] million and related professional and other fees and expenses of S$5.7 million.

The entire net proceeds of approximately S$182.3 million from the offer and placement of new units in CRCT under the Equity Fund Raising (as defined in the OIS) have been applied in full to partly finance the acquisition of Xizhimen Mall, Beijing.

The balance of the total acquisition cost are funded through (i) bank borrowings of S$88.0 million, taken at the CRCT level in the form of a two-year unsecured term loan facility, (ii) S$12.0 million drawn down from an existing short-term loan facility and (iii) CRCT's internal cash balances.

BY ORDER OF THE BOARD
CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini
Company Secretary
5 February 2008

In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

1 The purchase consideration is defined in paragraph 15 of the OIS.

2 The acquisition fee of S$3.3 million will be paid in the form of Units pursuant to the Property Funds Guidelines issued by the MAS as Appendix 2 of the Code on Collective Investment Schemes.

Important Notice

The value of units in CRCT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CRCT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

ANNOUNCEMENT

USE OF PROCEEDS OF THE EQUITY FUND RAISING

The Board of Directors of CapitaRetail China Trust Management Limited, as manager of CapitaRetail China Trust ("**CRCT**", and the manager of CRCT, the "**Manager**"), is pleased to announce that the entire net proceeds of approximately S$182.3 million from the offer and placement of new units ("**New Units**") in CRCT pursuant to the Equity Fund Raising (as defined in the offer information statement dated 25 January 2008 and lodged with the Monetary Authority of Singapore on 25 January 2008) has been applied in full to partly finance the acquisition of Xizhimen Mall, Beijing.

BY ORDER OF THE BOARD
CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini
Company Secretary
5 February 2008

Important Notice

The value of units in CRCT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CRCT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DATE OF RELEASE OF UNAUDITED FINANCIAL RESULTS FOR THE 4TH QUARTER AND FULL YEAR ENDED 31 DECEMBER 2007

CapitaLand Limited ("CapitaLand") wishes to announce that it will release on Friday, 22 February 2008, its unaudited financial results for the 4th quarter and full year ended 31 December 2007.

A presentation will be held for analysts and the media at 10.30 am on the same day and a live webcast will be available for viewing at www.capitaland.com.

By Order of the Board

Low Sai Choy
Company Secretary
5 February 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	05-Feb-2008 20:17:23
Announcement No.	00155

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Voluntary Unconditional Cash Offer for The Ascott Group - "Level of acceptances of the Offer"
Description	The attached announcement issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matter is for information.
Attachments:	CL.Ascott.dealingsdisclosure.levelofacceptances.5Feb2008.pdf Total size = **54K** (2048K size limit recommended)

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VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED

(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

LEVEL OF ACCEPTANCES OF THE OFFER

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**") refers to the offer document dated 26 January 2008 (the "**Offer Document**") in connection with the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer.

All capitalised terms not defined herein shall have the same meaning as used in the Offer Document.

2. LEVEL OF ACCEPTANCES AND AGGREGATE HOLDING

2.1 Acceptances of the Offer

Based on information provided to the Offeror, as at 5.00 p.m. on 5 February 2008, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 113,806,522 Offer Shares, representing approximately 7.09% of the total number of Shares in issue[1].

Based on information available to the Offeror as at 5 February 2008, these acceptances include acceptances received from the Offeror's Concert Parties in respect of 80,500 Offer Shares, representing approximately 0.005% of the total number of Shares in issue.

2.2 Shares held before the Offer Period

As at 8 January 2008, being the Announcement Date, the Offeror, SLPL and AIPL owned or controlled an aggregate of 1,067,846,016 Shares, representing approximately 66.52% of the total number of Shares in issue. As at the Announcement Date, the Offeror's other Concert Parties owned or controlled an aggregate of 4,427,700 Shares, representing approximately 0.28% of the total number of Shares in issue.

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or agreed to acquire any Shares as at the Announcement Date.

2.3 Purchases during the Offer Period

Between the Announcement Date and 5.00 p.m. on 5 February 2008, the Offeror has acquired by way of market purchases on the SGX-ST an aggregate of 103,014,000 Shares, representing approximately 6.42% of the total number of Shares in issue.

Save as disclosed above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 5 February 2008) has acquired or agreed to acquire any further Shares between the Announcement Date and 5.00 p.m. on 5 February 2008.

2.4 Aggregate Holding

Accordingly, as at 5.00 p.m. on 5 February 2008, DBS Bank wishes to announce, for and on behalf of the Offeror, the following:-

1.	Aggregate number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, and (ii) valid acceptances of the Offer	1,289,013,738
2.	Percentage of total number of Shares in issue represented by the above number	80.30%

[1] References in this Announcement to the total number of Shares in issue are based on 1,605,207,217 Shares.

3. PROCEDURES FOR ACCEPTANCE

Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their FAT or FAA (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than 5.30 p.m. on 26 February 2008 (subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers (the "**Code**") as described in Section 2.7 of the Offer Document)[2] or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

Shareholders who are in any doubt about the Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

Depositors and Shareholders who have not received or who have misplaced the Offer Document and/or the relevant acceptance forms should contact The Central Depository (Pte) Limited or Boardroom Corporate & Advisory Services Pte. Ltd., as the case may be, immediately at the following respective addresses:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

Boardroom Corporate & Advisory Services Pte. Ltd.
3 Church Street
#08-01 Samsung Hub
Singapore 049483

4. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
5 February 2008

---

[2] Pursuant to Rule 22.6 of the Code, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	11-Feb-2008 12:45:21
Announcement No.	00031

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Voluntary unconditional cash offer for The Ascott Group Limited - Despatch of circular to shareholders"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.11Feb2008.pdf Total size = **80K** (2048K size limit recommended)

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THE
ASCOTT
GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)
Company Registration no. 197900881N

VOLUNTARY UNCONDITIONAL CASH OFFER FOR THE ASCOTT GROUP LIMITED (THE "COMPANY")

DESPATCH OF CIRCULAR TO SHAREHOLDERS

Further to the announcement made by DBS Bank Ltd ("**DBS**") on 29 January 2008 in connection with the despatch of the offer document dated 26 January 2008 in respect of the offer made by DBS, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares of the Company ("**Shares**") other than those already held by the Offeror, Somerset Land Pte Ltd and Areca Investment Pte Ltd ("**Offer**"), the Board of Directors of the Company wishes to inform shareholders of the Company (the "**Shareholders**") that the Company has today despatched a circular (the "**Circular**") to the Shareholders in respect of the Offer.

The Circular contains, *inter alia*, the advice of PricewaterhouseCoopers Corporate Finance Pte Ltd, the independent financial adviser, to the directors of the Company that are considered to be independent in respect of the Offer (the "**Independent Directors**"), and the recommendation of the Independent Directors and information for the Shareholders' consideration, in compliance with Rule 24 of the Singapore Code on Take-overs and Mergers.

Shareholders who have not received the Circular within two (2) days following the date of despatch may obtain a copy from the Company's share registrar:

Boardroom Corporate & Advisory Services Pte. Ltd.
3 Church Street
#08-01 Samsung Hub
Singapore 049483

A softcopy of the Circular will be available on the website of the Singapore Exchange Securities Trading Limited at http://www.sgx.com. Shareholders should note that the Offeror has given notice that the Offer will close at 5:30 p.m. on 26 February 2008 (subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers) or such later date(s) as may be announced from time to time by or on behalf of the Offeror ("**Closing Date**"). Any acceptances received after 5:30 p.m. on the Closing Date will be rejected.

The Board of Directors of the Company (including those who may have delegated detailed supervision of this announcement ("**Announcement**")) has taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where information has been extracted from published or otherwise publicly available sources or obtained from the Offeror, the sole responsibility of the Directors for such information has been to ensure that it has been correctly and accurately extracted from these sources, or as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Hazel Chew / Lam Chee Kin
Joint Company Secretaries
11 February 2008

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	11-Feb-2008 20:58:20
Announcement No.	00123

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Voluntary Unconditional Cash Offer for The Ascott Group Limited - "Level of acceptances of the Offer"
Description	The attached announcement issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matter is for information.
Attachments:	CL.Ascott.dealingsdisclosure.levelofacceptances.11Feb2008.pdf Total size = **54K** (2048K size limit recommended)

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VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD
(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD
(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED
(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED
(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

LEVEL OF ACCEPTANCES OF THE OFFER

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**") refers to the offer document dated 26 January 2008 (the "**Offer Document**") in connection with the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer.

All capitalised terms not defined herein shall have the same meaning as used in the Offer Document.

2. LEVEL OF ACCEPTANCES AND AGGREGATE HOLDING

2.1 Acceptances of the Offer

Based on information provided to the Offeror, as at 5.00 p.m. on 11 February 2008, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 124,365,342 Offer Shares, representing approximately 7.75% of the total number of Shares in issue[1].

Based on information available to the Offeror as at 11 February 2008, these acceptances include acceptances received from the Offeror's Concert Parties in respect of 218,350 Offer Shares, representing approximately 0.014% of the total number of Shares in issue.

2.2 Shares held before the Offer Period

As at 8 January 2008, being the Announcement Date, the Offeror, SLPL and AIPL owned or controlled an aggregate of 1,067,846,016 Shares, representing approximately 66.52% of the total number of Shares in issue. As at the Announcement Date, the Offeror's other Concert Parties owned or controlled an aggregate of 4,427,700 Shares, representing approximately 0.28% of the total number of Shares in issue.

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or agreed to acquire any Shares as at the Announcement Date.

2.3 Purchases during the Offer Period

Between the Announcement Date and 5.00 p.m. on 11 February 2008, the Offeror has acquired by way of market purchases on the SGX-ST an aggregate of 103,014,000 Shares, representing approximately 6.42% of the total number of Shares in issue.

Save as disclosed above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 11 February 2008) has acquired or agreed to acquire any further Shares between the Announcement Date and 5.00 p.m. on 11 February 2008.

2.4 Aggregate Holding

Accordingly, as at 5.00 p.m. on 11 February 2008, DBS Bank wishes to announce, for and on behalf of the Offeror, the following:-

1.	Aggregate number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, and (ii) valid acceptances of the Offer	1,299,434,708
2.	Percentage of total number of Shares in issue represented by the above number	80.95%

[1] References in this Announcement to the total number of Shares in issue are based on 1,605,207,217 Shares.

3. PROCEDURES FOR ACCEPTANCE

Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their FAT or FAA (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than 5.30 p.m. on 26 February 2008 (subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers (the "**Code**") as described in Section 2.7 of the Offer Document)[2] or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

Shareholders who are in any doubt about the Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

Depositors and Shareholders who have not received or who have misplaced the Offer Document and/or the relevant acceptance forms should contact The Central Depository (Pte) Limited or Boardroom Corporate & Advisory Services Pte. Ltd., as the case may be, immediately at the following respective addresses:

The Central Depository (Pte) Limited	Boardroom Corporate & Advisory Services Pte. Ltd.
4 Shenton Way	3 Church Street
#02-01 SGX Centre 2	#08-01 Samsung Hub
Singapore 068807	Singapore 049483

4. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
11 February 2008

---

[2] Pursuant to Rule 22.6 of the Code, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	12-Feb-2008 20:40:08
Announcement No.	00130

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Voluntary Unconditional Cash Offer for The Ascott Group Limited – (1) Dealings Disclosure and Level of Acceptances (2) Advertisements in relation to the Offer
Description	The attached announcements issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matters are for information.
Attachments:	CL.Ascott.dealingsdisclosure.levelofacceptances.12Feb2008.pdf CL.Ascott.AdvertE.12Feb2008.pdf CL.Ascott.AdvertC.12Feb2008.pdf Total size = **252K** (2048K size limit recommended)

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VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED

(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

DEALINGS DISCLOSURE AND LEVEL OF ACCEPTANCES

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**") refers to the offer document dated 26 January 2008 (the "**Offer Document**") in connection with the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer.

All capitalised terms not defined herein shall have the same meaning as used in the Offer Document.

2. DEALINGS DISCLOSURE

DBS Bank wishes to announce, for and on behalf of the Offeror, that the following dealings in the Shares were made on 12 February 2008 by the Offeror:-

1.	Total number of Shares acquired by the Offeror by way of market purchases	1,415,000
2.	Price paid per Share (excluding brokerage commission, clearing fees and Goods and Services Tax)	S$1.73
3.	Percentage of total number of Shares in issue[1] represented by the number of Shares acquired	0.09%

3. LEVEL OF ACCEPTANCES AND AGGREGATE HOLDING

3.1 Acceptances of the Offer

Based on information provided to the Offeror, as at 5.00 p.m. on 12 February 2008, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 133,447,154 Offer Shares, representing approximately 8.31% of the total number of Shares in issue.

Based on information available to the Offeror as at 12 February 2008, these acceptances include acceptances received from the Offeror's Concert Parties in respect of 341,100 Offer Shares, representing approximately 0.021% of the total number of Shares in issue.

3.2 Shares held before the Offer Period

As at 8 January 2008, being the Announcement Date, the Offeror, SLPL and AIPL owned or controlled an aggregate of 1,067,846,016 Shares, representing approximately 66.52% of the total number of Shares in issue. As at the Announcement Date, the Offeror's other Concert Parties owned or controlled an aggregate of 4,427,700 Shares, representing approximately 0.28% of the total number of Shares in issue.

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or agreed to acquire any Shares as at the Announcement Date.

3.3 Purchases during the Offer Period

Between the Announcement Date and 5.00 p.m. on 12 February 2008, the Offeror has acquired by way of market purchases on the SGX-ST an aggregate of 104,429,000 Shares, representing approximately 6.51% of the total number of Shares in issue.

[1] References in this Announcement to the total number of Shares in issue are based on 1,605,207,217 Shares.

Save as disclosed above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 12 February 2008) has acquired or agreed to acquire any further Shares between the Announcement Date and 5.00 p.m. on 12 February 2008.

3.4 Aggregate Holding

Accordingly, as at 5.00 p.m. on 12 February 2008, DBS Bank wishes to announce, for and on behalf of the Offeror, the following:-

1.	Aggregate number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, and (ii) valid acceptances of the Offer	1,309,808,770
2.	Percentage of total number of Shares in issue represented by the above number	81.60%

4. PROCEDURES FOR ACCEPTANCE

Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their FAT or FAA (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than 5.30 p.m. on 26 February 2008 (subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers (the "**Code**") as described in Section 2.7 of the Offer Document)[2] or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

Shareholders who are in any doubt about the Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

Depositors and Shareholders who have not received or who have misplaced the Offer Document and/or the relevant acceptance forms should contact The Central Depository (Pte) Limited or Boardroom Corporate & Advisory Services Pte. Ltd., as the case may be, immediately at the following respective addresses:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

Boardroom Corporate & Advisory Services Pte. Ltd.
3 Church Street
#08-01 Samsung Hub
Singapore 049483

5. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts

---

[2] Pursuant to Rule 22.6 of the Code, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
12 February 2008

CapitaLand

THE ASCOTT GROUP

A Member of CapitaLand

VOLUNTARY UNCONDITIONAL CASH OFFER FOR ASCOTT – THE OFFEROR AND ITS CONCERT PARTIES NOW OWN 81.60%[1] OF ASCOTT

1. The offeree circular from Ascott has been despatched on 11 February 2008

- The views of the directors of The Ascott Group Limited ("Ascott") who are considered independent for the purposes of the offer (the "Independent Directors") and the independent financial adviser to such directors (the "IFA") on the offer are set out in the offeree circular dated 11 February 2008.
- The Independent Directors and the IFA advise shareholders of Ascott who wish to realise their investments in Ascott and/or believe that the current market price of the Ascott shares may cease to be supported by the offer and are uncertain of the longer term performance of Ascott under the control of Somerset Capital Pte Ltd (the "Offeror") to:

  (a) accept the offer; or

  (b) sell their Ascott shares in the open market if they can obtain a price higher than the offer price (after taking into consideration all costs and expenses) by doing so.
- Shareholders are advised to read this advertisement in conjunction with the offer document dated 26 January 2008 and the offeree circular (electronic copies of which are available at www.sgx.com) in their entirety before taking any action in relation to the offer.

2. Closing Date

- The offer will close at 5.30 p.m. on 26 February 2008[2], Tuesday or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

3. The offer price of S$1.73 for each Ascott share will not be revised

- The Offeror is offering to buy all of your shares in Ascott at S$1.73 in cash for each share. You will not be entitled to any dividends or other distributions if you accept the offer.
- Shareholders can fill in and submit the appropriate acceptance form enclosed with the offer document and tender their shares in Ascott to the Offeror.

4. The Offeror intends to privatise Ascott

- The Offeror intends to privatise Ascott and has no intention to preserve the listing status of Ascott.
- If it is entitled to do so, the Offeror intends to exercise any rights of compulsory acquisition that it may have in connection with the offer.

5. Payment will be despatched to shareholders within 10 days after the receipt of valid acceptances

- There are no conditions attached to the offer.
- Payment will be despatched to you within 10 days after the receipt of valid acceptances. The sooner you tender your acceptances, the earlier you can receive your payment.

Please call our Information Hotline at (65) 6878 8995 during office hours if you have any queries in connection with the offer or if you need help to complete the acceptance form

Issued by
SOMERSET CAPITAL PTE LTD
a wholly-owned subsidiary of CapitaLand Limited

12 February 2008

Important Notice

Nothing contained herein is intended to be or shall be taken as advice, recommendation or solicitation to Ascott's shareholders or any other party. DBS Bank Ltd is acting for and on behalf of Somerset Capital Pte Ltd and does not purport to advise Ascott's shareholders.

The views of the Independent Directors and the IFA on the offer were made available by Ascott to shareholders in the offeree circular dated 11 February 2008 which has been despatched to shareholders on the same day. Shareholders should consider their advice before taking any action in relation to the offer.

The directors of the Offeror (including those who may have delegated detailed supervision of this advertisement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this advertisement are fair and accurate and that no material facts have been omitted from this advertisement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this advertisement.

1 Aggregate number of (i) shares owned, controlled or agreed to be acquired by the Offeror and its concert parties, and (ii) valid acceptances of the offer, as of 12 February 2008. Please see the announcement on dealings disclosure and level of acceptances released on SGXNET on 12 February 2008.

2 Subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers. Pursuant to Rule 22.6, the offer will remain open for a period of not less than 14 days after the date on which the offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

CapitaLand

THE ASCOTT GROUP

A Member of CapitaLand

VOLUNTARY UNCONDITIONAL CASH OFFER FOR ASCOTT – THE OFFEROR AND ITS CONCERT PARTIES NOW OWN 81.60%[1] OF ASCOTT

1. The offeree circular from Ascott has been despatched on 11 February 2008

- The views of the directors of The Ascott Group Limited ("Ascott") who are considered independent for the purposes of the offer (the "Independent Directors") and the independent financial adviser to such directors (the "IFA") on the offer are set out in the offeree circular dated 11 February 2008.
- The Independent Directors and the IFA advise shareholders of Ascott who wish to realise their investments in Ascott and/or believe that the current market price of the Ascott shares may cease to be supported by the offer and are uncertain of the longer term performance of Ascott under the control of Somerset Capital Pte Ltd (the "Offeror") to:

  (a) accept the offer; or

  (b) sell their Ascott shares in the open market if they can obtain a price higher than the offer price (after taking into consideration all costs and expenses) by doing so.
- Shareholders are advised to read this advertisement in conjunction with the offer document dated 26 January 2008 and the offeree circular (electronic copies of which are available at www.sgx.com) in their entirety before taking any action in relation to the offer.

2. Closing Date

- The offer will close at 5.30 p.m. on 26 February 2008[2], Tuesday or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

3. The offer price of S$1.73 for each Ascott share will not be revised

- The Offeror is offering to buy all of your shares in Ascott at S$1.73 in cash for each share. You will not be entitled to any dividends or other distributions if you accept the offer.
- Shareholders can fill in and submit the appropriate acceptance form enclosed with the offer document and tender their shares in Ascott to the Offeror.

4. The Offeror intends to privatise Ascott

- The Offeror intends to privatise Ascott and has no intention to preserve the listing status of Ascott.
- If it is entitled to do so, the Offeror intends to exercise any rights of compulsory acquisition that it may have in connection with the offer.

5. Payment will be despatched to shareholders within 10 days after the receipt of valid acceptances

- There are no conditions attached to the offer.
- Payment will be despatched to you within 10 days after the receipt of valid acceptances. The sooner you tender your acceptances, the earlier you can receive your payment.

若对要约有任何疑问，或在填写承诺表格时需要协助，
请在办公时间内拨打我们的咨询热线 (65) 6878 8995。

Issued by
SOMERSET CAPITAL PTE LTD
a wholly-owned subsidiary of CapitaLand Limited

12 February 2008

Important Notice

Nothing contained herein is intended to be or shall be taken as advice, recommendation or solicitation to Ascott's shareholders or any other party. DBS Bank Ltd is acting for and on behalf of Somerset Capital Pte Ltd and does not purport to advise Ascott's shareholders.

The views of the Independent Directors and the IFA on the offer were made available by Ascott to shareholders in the offeree circular dated 11 February 2008 which has been despatched to shareholders on the same day. Shareholders should consider their advice before taking any action in relation to the offer.

The directors of the Offeror (including those who may have delegated detailed supervision of this advertisement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this advertisement are fair and accurate and that no material facts have been omitted from this advertisement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this advertisement.

1 Aggregate number of (i) shares owned, controlled or agreed to be acquired by the Offeror and its concert parties, and (ii) valid acceptances of the offer, as of 12 February 2008. Please see the announcement on dealings disclosure and level of acceptances released on SGXNET on 12 February 2008.

2 Subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers. Pursuant to Rule 22.6, the offer will remain open for a period of not less than 14 days after the date on which the offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

RECEIVED

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Miscellaneous	2008 MAR 14 A 10:57
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	13-Feb-2008 21:07:41
Announcement No.	00144

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Voluntary Unconditional Cash Offer for The Ascott Group Limited – "Dealings Disclosure and Level of Acceptances"
Description	The attached announcement issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matter is for information.
Attachments:	CL.Ascott.dealingsdisclosure.levelofacceptances.13Feb2008.pdf Total size = **65K** (2048K size limit recommended)

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02 - 4507

VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED

(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

DEALINGS DISCLOSURE AND LEVEL OF ACCEPTANCES

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**") refers to the offer document dated 26 January 2008 (the "**Offer Document**") in connection with the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer.

All capitalised terms not defined herein shall have the same meaning as used in the Offer Document.

2. DEALINGS DISCLOSURE

DBS Bank wishes to announce, for and on behalf of the Offeror, that the following dealings in the Shares were made on 13 February 2008 by the Offeror:-

1.	Total number of Shares acquired by the Offeror by way of market purchases	713,000
2.	Price paid per Share (excluding brokerage commission, clearing fees and Goods and Services Tax)	S$1.73
3.	Percentage of total number of Shares in issue[1] represented by the number of Shares acquired	0.04%

3. LEVEL OF ACCEPTANCES AND AGGREGATE HOLDING

3.1 Acceptances of the Offer

Based on information provided to the Offeror, as at 5.00 p.m. on 13 February 2008, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 143,198,595 Offer Shares, representing approximately 8.92% of the total number of Shares in issue.

Based on information available to the Offeror as at 13 February 2008, these acceptances include acceptances received from the Offeror's Concert Parties in respect of 2,869,594 Offer Shares, representing approximately 0.179% of the total number of Shares in issue.

3.2 Shares held before the Offer Period

As at 8 January 2008, being the Announcement Date, the Offeror, SLPL and AIPL owned or controlled an aggregate of 1,067,846,016 Shares, representing approximately 66.52% of the total number of Shares in issue. As at the Announcement Date, the Offeror's other Concert Parties owned or controlled an aggregate of 4,427,700 Shares, representing approximately 0.28% of the total number of Shares in issue.

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or agreed to acquire any Shares as at the Announcement Date.

3.3 Acquisitions/Purchases during the Offer Period

Between the Announcement Date and 5.00 p.m. on 13 February 2008, the Offeror has acquired by way of market purchases on the SGX-ST an aggregate of 105,142,000 Shares, representing approximately 6.55% of the total number of Shares in issue.

---

[1] References in this Announcement to the total number of Shares in issue are based on 1,605,221,717 Shares.

On 13 February 2008, 14,500 new Shares were issued to certain directors of subsidiaries of CapitaLand pursuant to the exercise of Options by such directors.

Save as disclosed above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 13 February 2008) has acquired or agreed to acquire any further Shares between the Announcement Date and 5.00 p.m. on 13 February 2008.

3.4 Aggregate Holding

Accordingly, as at 5.00 p.m. on 13 February 2008, DBS Bank wishes to announce, for and on behalf of the Offeror, the following:-

1.	Aggregate number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, and (ii) valid acceptances of the Offer	1,317,744,717
2.	Percentage of total number of Shares in issue represented by the above number	82.09%

4. PROCEDURES FOR ACCEPTANCE

Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their FAT or FAA (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than 5.30 p.m. on 26 February 2008 (subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers (the "**Code**") as described in Section 2.7 of the Offer Document)[2] or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

Shareholders who are in any doubt about the Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

Depositors and Shareholders who have not received or who have misplaced the Offer Document and/or the relevant acceptance forms should contact The Central Depository (Pte) Limited or Boardroom Corporate & Advisory Services Pte. Ltd., as the case may be, immediately at the following respective addresses:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

Boardroom Corporate & Advisory Services Pte. Ltd.
3 Church Street
#08-01 Samsung Hub
Singapore 049483

[2] Pursuant to Rule 22.6 of the Code, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

5. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
13 February 2008

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Report of Persons Occupying Managerial Positions Who Are Related To A Director, CEO or Substantial Shareholder

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	14-Feb-2008 19:23:59
Announcement No.	00174

>> Announcement Details

The details of the announcement start here ...

For the Financial Year Ended *	31-12-2007

Footnotes

Pursuant to Rule 704(11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, CapitaLand Limited (the "Company") confirms that there is no person occupying a managerial position in the Company or in any of its principal subsidiaries who is a relative of a director, chief executive officer or substantial shareholder of the Company.

Attachments:

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	14-Feb-2008 21:20:57
Announcement No.	00191

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Voluntary Unconditional Cash Offer for The Ascott Group Limited – "Dealings Disclosure and Level of Acceptances"
Description	The attached announcement issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matter is for information.
Attachments:	CL.Ascott.dealingsdisclosure.levelofacceptances.14Feb2008.pdf Total size = **65K** (2048K size limit recommended)

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82 - 4507

VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED

(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

DEALINGS DISCLOSURE AND LEVEL OF ACCEPTANCES

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**") refers to the offer document dated 26 January 2008 (the "**Offer Document**") in connection with the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer.

All capitalised terms not defined herein shall have the same meaning as used in the Offer Document.

2. DEALINGS DISCLOSURE

DBS Bank wishes to announce, for and on behalf of the Offeror, that the following dealings in the Shares were made on 14 February 2008 by the Offeror:-

1.	Total number of Shares acquired by the Offeror by way of market purchases	400,000
2.	Price paid per Share (excluding brokerage commission, clearing fees and Goods and Services Tax)	S$1.73
3.	Percentage of total number of Shares in issue[1] represented by the number of Shares acquired	0.02%

3. LEVEL OF ACCEPTANCES AND AGGREGATE HOLDING

3.1 Acceptances of the Offer

Based on information provided to the Offeror, as at 5.00 p.m. on 14 February 2008, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 178,434,159 Offer Shares, representing approximately 11.12% of the total number of Shares in issue.

Based on information available to the Offeror as at 14 February 2008, these acceptances include acceptances received from the Offeror's Concert Parties in respect of 3,945,890 Offer Shares, representing approximately 0.246% of the total number of Shares in issue.

3.2 Shares held before the Offer Period

As at 8 January 2008, being the Announcement Date, the Offeror, SLPL and AIPL owned or controlled an aggregate of 1,067,846,016 Shares, representing approximately 66.52% of the total number of Shares in issue. As at the Announcement Date, the Offeror's other Concert Parties owned or controlled an aggregate of 4,427,700 Shares, representing approximately 0.28% of the total number of Shares in issue.

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or agreed to acquire any Shares as at the Announcement Date.

3.3 Acquisitions/Purchases during the Offer Period

Between the Announcement Date and 5.00 p.m. on 14 February 2008, the Offeror has acquired by way of market purchases on the SGX-ST an aggregate of 105,542,000 Shares, representing approximately 6.57% of the total number of Shares in issue.

---

[1] References in this Announcement to the total number of Shares in issue are based on 1,605,221,717 Shares.

On 13 February 2008, 14,500 new Shares were issued to certain directors of subsidiaries of CapitaLand pursuant to the exercise of Options by such directors.

Save as disclosed above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 14 February 2008) has acquired or agreed to acquire any further Shares between the Announcement Date and 5.00 p.m. on 14 February 2008.

3.4 Aggregate Holding

Accordingly, as at 5.00 p.m. on 14 February 2008, DBS Bank wishes to announce, for and on behalf of the Offeror, the following:-

1.	Aggregate number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, and (ii) valid acceptances of the Offer	1,352,318,485
2.	Percentage of total number of Shares in issue represented by the above number	84.24%

4. PROCEDURES FOR ACCEPTANCE

Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their FAT or FAA (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than 5.30 p.m. on 26 February 2008 (subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers (the "**Code**") as described in Section 2.7 of the Offer Document)[2] or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

Shareholders who are in any doubt about the Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

Depositors and Shareholders who have not received or who have misplaced the Offer Document and/or the relevant acceptance forms should contact The Central Depository (Pte) Limited or Boardroom Corporate & Advisory Services Pte. Ltd., as the case may be, immediately at the following respective addresses:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

Boardroom Corporate & Advisory Services Pte. Ltd.
3 Church Street
#08-01 Samsung Hub
Singapore 049483

[2] Pursuant to Rule 22.6 of the Code, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

5. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
14 February 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INTERVENTION IN HIGH COURT APPEAL HEARING REGARDING EN-BLOC PURCHASE OF GILLMAN HEIGHTS CONDOMINIUM

We refer to the press releases made by CapitaLand Limited ("CapitaLand") on 6 February 2007 and 21 December 2007 relating to the proposed acquisition of Gillman Heights Condominium ("Gillman Heights") by CapitaLand through its indirectly-owned associated company, Ankerite Pte. Ltd. ("Ankerite"). The shareholders of Ankerite are CapitaLand's indirect wholly-owned subsidiary CRL Realty Pte Ltd (50%), with the balance shareholding held by HPL Orchard Place Pte Ltd and two private funds.

On 17 January 2008, The Straits Times reported that a group of minority owners at Gillman Heights had filed an appeal to the Singapore High Court on 16 January 2008 against the order granted by the Strata Titles Board approving the above-said en-bloc sale of Gillman Heights.

On 5 February 2008, upon consultation with and through its lawyers, Ankerite filed applications to seek the leave of the Singapore High Court to intervene in the said appeal proceedings. Leave to intervene was granted by the Singapore High Court today, 15 February 2008. As a consequence, Ankerite was added as a party to the abovementioned appeal proceedings.

Further details will be announced as and when appropriate.

By Order of the Board

Low Sai Choy
Company Secretary
15 February 2008

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	15-Feb-2008 18:45:58
Announcement No.	00122

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Ascott Residence Trust - "Payment of management fees by way of issue of units in Ascott Residence Trust"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ART.MgtFees.15Feb08.pdf Total size = **38K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore
pursuant to a trust deed dated 19 January 2006 (as amended))

PAYMENT OF MANAGEMENT FEES BY WAY OF ISSUE OF UNITS IN ASCOTT RESIDENCE TRUST

As disclosed in the prospectus of Ascott Residence Trust ("**ART**") dated 6 March 2006 issued in connection with the preferential offering of units of ART ("**Units**"), Ascott Residence Trust Management Limited (the "**Company**"), the manager of ART, intends to receive 50% of the Management Fees (as defined in the trust deed constituting ART (the "**Trust Deed**")) in cash and 50% in Units for the period from 1 January 2007 to 31 December 2007.

The Company wishes to announce that 569,242 Units have been issued to the Company today at an issue price of S$1.3468 per Unit. These Units were issued to the Company as payment of 50% of the Base Fee and Base Performance Fee (as defined in the Trust Deed) of the Management Fees for the period from 1 October 2007 to 31 December 2007 and 50% of the Additional Outperformance Fee (as defined in the Trust Deed) for the year ended 31 December 2007. The balance of the Management Fees of S$766,655.14 (excluding applicable goods and services tax) was paid in cash.

With the above-mentioned issue of Units, the Company holds an aggregate of 3,601,765 Units, representing 0.59% of the total number of Units in issue of 606,795,983.

As the Company is a wholly-owned subsidiary of The Ascott Group Limited ("TAG"), TAG's direct and deemed interest in ART has increased from 27.86% to 27.92% by virtue of the new issue of Units mentioned above.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As Manager of Ascott Residence Trust

Lam Chee Kin / Kang Siew Fong
Joint Company Secretaries

Singapore, 15 February 2008

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Adviser, Sole Global Coordinator and Sole Lead Underwriter.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	15-Feb-2008 22:04:57
Announcement No.	00147

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "(1) Payment of management fee by way of issue of units in CapitaRetail China Trust (2) Payment of acquisition fee by way of issue of units in CapitaRetail China Trust"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued announcements on the above matters, as attached for information.
Attachments:	CRCTAnnc.PaymentOfMgtFee4Q07Final.18Feb08.pdf CRCTAnnc.PaymentOfAcquisitionFeeFinal.18Feb08.pdf Total size = **253K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

PAYMENT OF MANAGEMENT FEE
BY WAY OF ISSUE OF UNITS IN CAPITARETAIL CHINA TRUST

CapitaRetail China Trust Management Limited, as manager of CapitaRetail China Trust ("**CRCT**" and the manager of CRCT, the "**Manager**"), wishes to announce that 223,824 units in CRCT ("**Units**") have been issued to the Manager today as payment of the performance component[1] of the Management Fee (as defined in the Trust Deed) for the period from 1 October 2007 to 31 December 2007 (both dates inclusive).

The 223,824 Units have been issued at an issue price of S$2.0815 per Unit. The issue price per Unit for the 223,824 Units is the volume weighted average price for a Unit for all trades on Singapore Exchange Securities Trading Limited ("**SGX-ST**") in the ordinary course of trading for the period of ten business days preceding 31 December 2007.

The Units have been issued to the Manager as payment of the performance component of the Management Fee in relation to Wangjing Mall, Jiulong Mall, Anzhen Mall, Qibao Mall, Xinwu Mall, Jinyu Mall and Zhengzhou Mall.

This manner of payment of the Management Fee in Units was disclosed in the CRCT initial public offering prospectus dated 29 November 2006.

With the above-mentioned issue of Units, the Manager holds an aggregate of 740,620 Units and the total number of Units in issue is 614,607,133.

In relation to the initial public offering of Units, the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

[1] Under the deed of trust dated 23 October 2006 constituting CRCT (as amended) (the "**Trust Deed**"), the Manager is entitled to receive for its own account from the Deposited Property (as defined in the Trust Deed), in relation to any Financial Year (as defined in the Trust Deed), the Performance Fee (as defined in the Trust Deed), being a fee equal to a rate of 4.0% per annum (or such lower percentage as may be determined by the Manager in its absolute discretion) of the Net Property Income (as defined in the Trust Deed) of CRCT for each Financial Year (calculated before accounting for the Performance Fee in that Financial Year).

82 - 4507

BY ORDER OF THE BOARD
CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini
Company Secretary
15 Feb 2008

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

PAYMENT OF ACQUISITION FEE

BY WAY OF ISSUE OF UNITS IN CAPITARETAIL CHINA TRUST

CapitaRetail China Trust Management Limited, as manager of CapitaRetail China Trust ("**CRCT**" and the manager of CRCT, the "**Manager**"), wishes to announce that 2,470,588 units in CRCT ("**Units**") have been issued to the Manager today as payment of the Acquisition Fee[1] (as defined in the Trust Deed) for the acquisition of Xizhimen Mall (as described in the CRCT Circular dated 14 November 2007). The acquisition of Xizhimen Mall was completed on 5 February 2008 at an agreed property price of S$336.0 million (the "**Agreed Property Price**"). The Manager is entitled to receive 1% of the Agreed Property Price. The 2,470,588 Units have been issued at an issue price of S$1.36 per Unit.[2]

Xizhimen Mall is held directly by CapitaRetail Beijing Xizhimen Real Estate Co. Ltd which in turn is wholly owned by CapitaRetail China Investments (B) Beta Pte Ltd (the "**Holding Company**"). The Holding Company is wholly owned by CapitaLand Retail Trustee Pte. Ltd., as trustee of CapitaRetail China Incubator Fund (the "**Incubator Fund**"). The Incubator Fund is an associated company of CapitaLand Limited which is also a controlling unitholder of CRCT. Therefore, the acquisition of Xizhimen Mall by CRCT is an "interested-party transaction" under the Property Funds Guidelines in respect of which the Manager is required to receive payment of the Acquisition Fee in the form of Units and such Units shall not be sold within one year from the date of their issuance.

With the above-mentioned issue of Units, the Manager holds an aggregate of 3,211,208 Units and the total number of Units in issue is 617,077,721.

In relation to the initial public offering of Units, the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

1 Under the deed of trust dated 23 October 2006 constituting CRCT (as amended) (the "**Trust Deed**"), the Manager is entitled to receive for its own account out of the Deposited Property (as defined in the Trust Deed), 1.0% of the purchase price paid for any Authorised Investment (as defined in the Trust Deed) acquired from time to time by the Trustee on behalf of CRCT.

2 Under the Trust Deed, the Manager shall, when acquisition fees are paid in the form of Units, be entitled to receive such number of Units as may be purchased for the relevant amount of the acquisition fees at the issue price of Units issued to finance or part finance the acquisition in respect of which the acquisition fee is payable. Accordingly, the issue price per Unit for the 2,470,588 Units is the issue price of new Units issued to partly finance the acquisition of Xizhimen Mall pursuant to the Equity Fund Raising (as defined in the CRCT Offer Information Statement dated 25 January 2008).

82 - 4567

BY ORDER OF THE BOARD
CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini
Company Secretary
15 February 2008

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	15-Feb-2008 21:56:39
Announcement No.	00146

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Voluntary Unconditional Cash Offer for The Ascott Group Limited – (1) Dealings Disclosure and Level of Acceptances (2) Advertisements in relation to the Offer, to be published on 18 February 2008
Description	The attached announcements issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matters are for information.
Attachments:	CL.Ascott.dealingsdisclosure.levelofacceptances.15Feb2008.pdf Advert.English.Feb2008.pdf Advert.Chinese.Feb2008.pdf Total size = **1727K** (2048K size limit recommended)

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VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED

(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

DEALINGS DISCLOSURE AND LEVEL OF ACCEPTANCES

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**") refers to the offer document dated 26 January 2008 (the "**Offer Document**") in connection with the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer.

All capitalised terms not defined herein shall have the same meaning as used in the Offer Document.

2. DEALINGS DISCLOSURE

DBS Bank wishes to announce, for and on behalf of the Offeror, that the following dealings in the Shares were made on 15 February 2008 by the Offeror:-

1.	Total number of Shares acquired by the Offeror by way of market purchases	5,017,000
2.	Price paid per Share (excluding brokerage commission, clearing fees and Goods and Services Tax)	S$1.73
3.	Percentage of total number of Shares in issue[1] represented by the number of Shares acquired	0.31%

3. LEVEL OF ACCEPTANCES AND AGGREGATE HOLDING

3.1 Acceptances of the Offer

Based on information provided to the Offeror, as at 5.00 p.m. on 15 February 2008, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 191,018,609 Offer Shares, representing approximately 11.90% of the total number of Shares in issue.

Based on information available to the Offeror as at 15 February 2008, these acceptances include acceptances received from the Offeror's Concert Parties in respect of 3,945,890 Offer Shares, representing approximately 0.246% of the total number of Shares in issue.

3.2 Shares held before the Offer Period

As at 8 January 2008, being the Announcement Date, the Offeror, SLPL and AIPL owned or controlled an aggregate of 1,067,846,016 Shares, representing approximately 66.52% of the total number of Shares in issue. As at the Announcement Date, the Offeror's other Concert Parties owned or controlled an aggregate of 4,427,700 Shares, representing approximately 0.28% of the total number of Shares in issue.

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or agreed to acquire any Shares as at the Announcement Date.

3.3 Acquisitions/Purchases during the Offer Period

Between the Announcement Date and 5.00 p.m. on 15 February 2008, the Offeror has acquired by way of market purchases on the SGX-ST an aggregate of 110,559,000 Shares, representing approximately 6.89% of the total number of Shares in issue.

---

[1] References in this Announcement to the total number of Shares in issue are based on 1,605,221,717 Shares.

On 13 February 2008, 14,500 new Shares were issued to certain directors of subsidiaries of CapitaLand pursuant to the exercise of Options by such directors.

Save as disclosed above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 15 February 2008) has acquired or agreed to acquire any further Shares between the Announcement Date and 5.00 p.m. on 15 February 2008.

3.4 Aggregate Holding

Accordingly, as at 5.00 p.m. on 15 February 2008, DBS Bank wishes to announce, for and on behalf of the Offeror, the following:-

1.	Aggregate number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, and (ii) valid acceptances of the Offer	1,369,919,935
2.	Percentage of total number of Shares in issue represented by the above number	85.34%

4. PROCEDURES FOR ACCEPTANCE

Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their FAT or FAA (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than 5.30 p.m. on 26 February 2008 (subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers (the "**Code**") as described in Section 2.7 of the Offer Document)[2] or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

Shareholders who are in any doubt about the Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

Depositors and Shareholders who have not received or who have misplaced the Offer Document and/or the relevant acceptance forms should contact The Central Depository (Pte) Limited or Boardroom Corporate & Advisory Services Pte. Ltd., as the case may be, immediately at the following respective addresses:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

Boardroom Corporate & Advisory Services Pte. Ltd.
3 Church Street
#08-01 Samsung Hub
Singapore 049483

[2] Pursuant to Rule 22.6 of the Code, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

5. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
15 February 2008

DO YOU OWN ASCOTT GROUP SHARES?

YES

NO → **DO NOTHING**

ARE YOU ACCEPTING THE VOLUNTARY UNCONDITIONAL CASH OFFER BY SOMERSET CAPITAL PTE LTD[1] FOR YOUR ASCOTT SHARES?

NO → **DO NOTHING**

YES

FILL IN THE ACCEPTANCE FORM AS SHOWN HERE IN
4 SIMPLE STEPS[2]:



1681-XXXX-XXXX
SECURITIES HOLDINGS
AS AT 24/01/2008
** 10,000**
JOHN TAN
408 ROBINSON ROAD
#30-01
CAPITAL PLACE
S(068886)
10,000
NIL
10,000
1681-XXXX-XXXX
JOHN TAN

1 Check **name** and number of **shares**.

2 Fill in **PART A** AND/OR **PART B**[3] if you wish to sell your shares. *(See "What Do I Fill In Here?")*

3 **Date** and **sign** the form.

4 Put form in self-addressed envelope and **mail** it now[4].



Your money will be sent to you within **10 days** after form is received.

WHAT DO I FILL IN HERE?

- Fill in the number of shares in your CDP account that you wish to sell.
- Fill in the number of shares bought recently on the open market (but not credited to your CDP account) that you wish to sell.
- Fill in the total number of shares you wish to sell (Part A + Part B).

NEED HELP? YOU CAN:

- **Call hotline number (65) 6878 8995.**
- **Visit our help counters at 6 Shenton Way, #41-00, DBS Building Tower One (S068809) from Feb 18 to 26, 2008 (9am to 5pm on weekdays only).**

— Acceptance forms were sent to Ascott shareholders together with the Offer Document on Jan 29, 2008. If you did not receive it or have misplaced it, please call the hotline.

1 This advertisement is issued by Somerset Capital Pte Ltd (the "Offeror"), a wholly-owned subsidiary of CapitaLand Limited.
2 The Form of Acceptance and Authorisation ("FAA") shown above is issued to shareholders of The Ascott Group Limited ("Ascott") whose shares are deposited with The Central Depository (Pte) Limited ("CDP"). Shareholders whose shares are not deposited with CDP should fill up the Form of Acceptance and Transfer ("FAT") in accordance with the instructions thereon. Please refer to Appendix 1 to the offer document dated 29 January 2008 (the "Offer Document") and the FAA or the FAT for further details on procedures for acceptance of the offer.
3 If you wish to sell your shares that you have recently bought on the open market, you must send in the relevant original contract statement(s) together with the FAA.
4 So as to be received by 5.30pm on 26 February 2008 or such other later date(s) as may be announced.

IMPORTANT NOTICE

Shareholders are advised to read this advertisement in conjunction with the Offer Document (an electronic copy of which is available at www.sgx.com) in its entirety.
Nothing contained herein is intended to be, or shall be taken as, advice, recommendation or solicitation to Ascott's shareholders or any other party.
The views of the directors of Ascott who are considered independent for the purposes of the offer and the independent financial adviser to such directors on the offer were made available by Ascott to shareholders in its offeree circular dated 11 February 2008 (an electronic copy of which is available at www.sgx.com). Shareholders should consider their advice before taking any action in relation to the offer.
The directors of the Offeror (including those who may have delegated detailed supervision of this advertisement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this advertisement are fair and accurate and that no material facts have been omitted from this advertisement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this advertisement.

您是否持有雅诗阁集团(ASCOTT GROUP)的股票?

是

您是否接受Somerset Capital Pte Ltd[1]对您的雅诗阁股票的自愿无条件现金收购要约?

否 → 无需任何行动

是

按以下四个简单步骤[2]，填写承诺表格:

1 检查姓名和股票数量。

2 在A部分及/或B部分[3]填入您拟出售的股票数量。
(见"此处如何填?")

3 在表格上填写日期并签名。

4 把表格装入回邮信封并及时寄出[4]。



我们将在收到表格后10天内向您寄出款项。



此处如何填写?
填入您拟出售的托存在您CDP账户中的股票数量
填入您拟出售的近期在公开市场购买(但尚未托存在您CDP账户)的股票数量
填入您拟出售的股票的总数(A部分+B部分)
JOHN TAN
468 ROBINSON ROAD
#30-01
CAPITAL PLACE
S(068866)
1681-XXXX-XXXX
SECURITIES HOLDINGS
AS AT 24/01/2008
10,000
10,000
NIL
10,000

若需协助，您可:

- 拨打热线电话: (65) 6878 8995。
- 于2008年2月18日至2008年2年26日 (周日上午9点至下午5点) 亲临设于6 Shenton Way, #41-00, DBS Building Tower One (S068809) 的服务台。

*承诺表格已于2008年1月29日同要约书一起寄发给雅诗阁 (Ascott) 股东。若您尚未收到或无法找到要约书及/或表格，请拨打热线电话。

1 本广告由嘉德置地有限公司 (CapitaLand Limited) 的全资子公司Somerset Capital Pte Ltd ("要约人") 发布。
2 以上显示的Form of Acceptance and Authorisation (承诺和授权表格) ("FAA") 适用于股票托存在 The Central Depository (Pte) Limited (中央托收公司) ("CDP") 的雅诗阁集团有限公司 (The Ascott Group Limited) ("雅诗阁") 股东。股票未托存在CDP的股东应按照该表中的说明填写Form of Acceptance and Transfer (承诺和转让表格) ("FAT")。承诺接受要约的详细程序参见2008年1月26日的要约书 ("要约书") 附录一、FAA和FAT。
3 如欲出售近期在公开市场上购买的股票，在提交FAA的同时还须附上有关的原本合约清单。
4 须在2008年2月26日下午5点30分或另行公布的较迟日期之前送达。

重要提示:

股东应当结合要约书 (电子版可在www.sgx.com网站查阅) 全文阅读本广告。
本广告中没有任何内容有意或可视为给予雅诗阁股东或任何他人的建议、推荐或请求。
雅诗阁已把要约中视为独立的雅诗阁董事及其关于要约的独立财务顾问对于要约的意见在2008年2月11日通告书中 (电子版可在www.sgx.com网站查阅) 提供给股东。股东针对要约采取任何行动之前应当考虑上述意见。
要约人的董事 (包括委托他人具体监督本广告的董事) 均已履行合理谨慎义务确保本广告所述事实和意见公平、准确、且未遗漏任何重大事实，并就此承担连带责任。对于从任何公开出版资料或其他公开渠道摘录的信息 (包括但不限于有关雅诗阁及其子公司的信息)，要约人董事的责任仅限于通过合理查询确保上述信息的摘录或其在本广告中的引用或复述准确无误。

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	18-Feb-2008 21:20:01
Announcement No.	00152

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Voluntary Unconditional Cash Offer for The Ascott Group Limited – "Dealings Disclosure and Level of Acceptances"
Description	The attached announcement issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matter is for information.
Attachments:	CL.Ascott.dealingsdisclosure.levelofacceptances.18Feb2008.pdf Total size = **65K** (2048K size limit recommended)

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VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED

(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

DEALINGS DISCLOSURE AND LEVEL OF ACCEPTANCES

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**") refers to the offer document dated 26 January 2008 (the "**Offer Document**") in connection with the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer.

All capitalised terms not defined herein shall have the same meaning as used in the Offer Document.

2. DEALINGS DISCLOSURE

DBS Bank wishes to announce, for and on behalf of the Offeror, that the following dealings in the Shares were made on 18 February 2008 by the Offeror:-

1.	Total number of Shares acquired by the Offeror by way of market purchases	1,070,000
2.	Price paid per Share (excluding brokerage commission, clearing fees and Goods and Services Tax)	S$1.73
3.	Percentage of total number of Shares in issue[1] represented by the number of Shares acquired	0.07%

3. LEVEL OF ACCEPTANCES AND AGGREGATE HOLDING

3.1 Acceptances of the Offer

Based on information provided to the Offeror, as at 5.00 p.m. on 18 February 2008, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 220,338,738 Offer Shares, representing approximately 13.73% of the total number of Shares in issue.

Based on information available to the Offeror as at 18 February 2008, these acceptances include acceptances received from the Offeror's Concert Parties in respect of 4,105,890 Offer Shares, representing approximately 0.256% of the total number of Shares in issue.

3.2 Shares held before the Offer Period

As at 8 January 2008, being the Announcement Date, the Offeror, SLPL and AIPL owned or controlled an aggregate of 1,067,846,016 Shares, representing approximately 66.52% of the total number of Shares in issue. As at the Announcement Date, the Offeror's other Concert Parties owned or controlled an aggregate of 4,427,700 Shares, representing approximately 0.28% of the total number of Shares in issue.

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or agreed to acquire any Shares as at the Announcement Date.

3.3 Acquisitions/Purchases during the Offer Period

Between the Announcement Date and 5.00 p.m. on 18 February 2008, the Offeror has acquired by way of market purchases on the SGX-ST an aggregate of 111,629,000 Shares, representing approximately 6.95% of the total number of Shares in issue.

---

[1] References in this Announcement to the total number of Shares in issue are based on 1,605,244,717 Shares.

On 13 February 2008, 14,500 new Shares were issued to certain directors of subsidiaries of CapitaLand pursuant to the exercise of Options by such directors.

Save as disclosed above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 18 February 2008) has acquired or agreed to acquire any further Shares between the Announcement Date and 5.00 p.m. on 18 February 2008.

3.4 Aggregate Holding

Accordingly, as at 5.00 p.m. on 18 February 2008, DBS Bank wishes to announce, for and on behalf of the Offeror, the following:-

1.	Aggregate number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, and (ii) valid acceptances of the Offer	1,400,150,064
2.	Percentage of total number of Shares in issue represented by the above number	87.22%

4. PROCEDURES FOR ACCEPTANCE

Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their FAT or FAA (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than 5.30 p.m. on 26 February 2008 (subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers (the "**Code**") as described in Section 2.7 of the Offer Document)[2] or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

Shareholders who are in any doubt about the Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

Depositors and Shareholders who have not received or who have misplaced the Offer Document and/or the relevant acceptance forms should contact The Central Depository (Pte) Limited or Boardroom Corporate & Advisory Services Pte. Ltd., as the case may be, immediately at the following respective addresses:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

Boardroom Corporate & Advisory Services Pte. Ltd.
3 Church Street
#08-01 Samsung Hub
Singapore 049483

[2] Pursuant to Rule 22.6 of the Code, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

5. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
18 February 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN REGISTERED CAPITAL OF INDIRECT WHOLLY-OWNED SUBSIDIARY CAPITALAND MANAGEMENT (CHINA) CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Management (China) Co., Ltd. ("CMCC") has increased its registered capital from US$0.14 million (approximately S$0.20 million) to US$36.54 million (approximately S$51.89 million) (the "Share Increase").

The beneficial owners of the Share Increase are:

(a) Hua Jia Holdings Pte Ltd, a wholly-owned subsidiary of CapitaLand China Holdings Pte Ltd ("CCH"), in respect of US$33.2 million (approximately S$47.12 million), representing 90.86% in the enlarged registered capital of CMCC; and

(b) CCH, an indirect wholly-owned subsidiary of CapitaLand, in respect of US$3.20 million (approximately S$4.54 million), representing 8.76% in the enlarged registered capital of CMCC.

CCH was originally the sole shareholder of CMCC and its original holding of US$0.14 million (approximately S$0.20 million) represents 0.38% in the enlarged registered capital.

CapitaLand's indirect interest in CMCC remains at 100% after the Share Increase.

The Share Increase is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
19 February 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	19-Feb-2008 21:40:53
Announcement No.	00178

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The details of the announcement start here ...

Announcement Title *	Voluntary Unconditional Cash Offer for The Ascott Group Limited – "Dealings Disclosure and Level of Acceptances"
Description	The attached announcement issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matter is for information.
Attachments:	SomersetAnn19Feb08.pdf Total size = **66K** (2048K size limit recommended)

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VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED

(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

DEALINGS DISCLOSURE AND LEVEL OF ACCEPTANCES

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**") refers to the offer document dated 26 January 2008 (the "**Offer Document**") in connection with the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer.

All capitalised terms not defined herein shall have the same meaning as used in the Offer Document.

2. DEALINGS DISCLOSURE

DBS Bank wishes to announce, for and on behalf of the Offeror, that the following dealings in the Shares were made on 19 February 2008 by the Offeror:-

1.	Total number of Shares acquired by the Offeror by way of market purchases	9,156,000
2.	Price paid per Share (excluding brokerage commission, clearing fees and Goods and Services Tax)	S$1.73
3.	Percentage of total number of Shares in issue[1] represented by the number of Shares acquired	0.57%

3. LEVEL OF ACCEPTANCES AND AGGREGATE HOLDING

3.1 Acceptances of the Offer

Based on information provided to the Offeror, as at 5.00 p.m. on 19 February 2008, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 232,760,218 Offer Shares, representing approximately 14.50% of the total number of Shares in issue.

Based on information available to the Offeror as at 19 February 2008, these acceptances include acceptances received from the Offeror's Concert Parties in respect of 4,158,890 Offer Shares, representing approximately 0.259% of the total number of Shares in issue.

3.2 Shares held before the Offer Period

As at 8 January 2008, being the Announcement Date, the Offeror, SLPL and AIPL owned or controlled an aggregate of 1,067,846,016 Shares, representing approximately 66.52% of the total number of Shares in issue. As at the Announcement Date, the Offeror's other Concert Parties owned or controlled an aggregate of 4,427,700 Shares, representing approximately 0.28% of the total number of Shares in issue.

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or agreed to acquire any Shares as at the Announcement Date.

3.3 Acquisitions/Purchases during the Offer Period

Between the Announcement Date and 5.00 p.m. on 19 February 2008, the Offeror has acquired by way of market purchases on the SGX-ST an aggregate of 120,785,000 Shares[2], representing approximately 7.52% of the total number of Shares in issue.

---

[1] References in this Announcement to the total number of Shares in issue are based on 1,605,244,717 Shares.
[2] These Shares include 146,000 Shares which are believed to have been acquired from a Concert Party, which Shares have been included in the shareholdings of the Offeror's other Concert Parties as at the Announcement Date as stated in paragraph 3.2 above.

On 13 February 2008, 14,500 new Shares were issued to certain directors of subsidiaries of CapitaLand pursuant to the exercise of Options by such directors.

Save as disclosed above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 19 February 2008) has acquired or agreed to acquire any further Shares between the Announcement Date and 5.00 p.m. on 19 February 2008.

3.4 Aggregate Holding

Accordingly, as at 5.00 p.m. on 19 February 2008, DBS Bank wishes to announce, for and on behalf of the Offeror, the following:-

1.	Aggregate number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, and (ii) valid acceptances of the Offer	1,421,528,544
2.	Percentage of total number of Shares in issue represented by the above number	88.56%

4. PROCEDURES FOR ACCEPTANCE

Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their FAT or FAA (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than 5.30 p.m. on 26 February 2008 (subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers (the "**Code**") as described in Section 2.7 of the Offer Document)[3] or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

Shareholders who are in any doubt about the Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

Depositors and Shareholders who have not received or who have misplaced the Offer Document and/or the relevant acceptance forms should contact The Central Depository (Pte) Limited or Boardroom Corporate & Advisory Services Pte. Ltd., as the case may be, immediately at the following respective addresses:

The Central Depository (Pte) Limited	Boardroom Corporate & Advisory Services Pte. Ltd.
4 Shenton Way	3 Church Street
#02-01 SGX Centre 2	#08-01 Samsung Hub
Singapore 068807	Singapore 049483

[3] Pursuant to Rule 22.6 of the Code, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

5. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
19 February 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	19-Feb-2008 23:29:22
Announcement No.	00183

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Voluntary unconditional cash offer for The Ascott Group Limited - Public Disclosure of Dealings"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.Public.Disclosure.of.Dealings.19Feb08.pdf Total size = **247K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)
Company Registration no. 197900881N

VOLUNTARY UNCONDITIONAL CASH OFFER FOR THE ASCOTT GROUP LIMITED (THE "COMPANY")

PUBLIC DISCLOSURE OF DEALINGS

The Board of Directors of the Company refers to the voluntary unconditional cash offer for the Company made by DBS Bank Ltd, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited.

Pursuant to Rule 12.1 of the Singapore Code on Take-overs and Mergers, the Company wishes to report the following dealings in the ordinary shares in the capital of the Company ("**Shares**") on 15 February 2008 by Ms Tan Yan Gayle, the daughter of Mr Tham Kui Seng, a director of the Company.

Date of disposal	:	15 February 2008
Name	:	Ms Tan Yan Gayle
Number of Shares disposed	:	146,000 Shares
Percentage of issued capital of the Company	:	Approximately 0.009%
Price per Share (excluding brokerage, GST, stamp duties, clearing fee)	:	S$1.73
Resultant total number of Shares owned or controlled	:	0 Shares
Resultant total percentage of issued capital of the Company [(1)]	:	0 %

Note:
(1) Based on total number of issued Shares of 1,605,153,717

The Board of Directors of the Company (including those who may have delegated detailed supervision of this announcement ("**Announcement**")) has taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of the Company has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Hazel Chew / Lam Chee Kin
Joint Company Secretaries
19 February 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

LEGAL ACTION BROUGHT AGAINST EIGHT (8) CONSENTING SUBSIDIARY PROPRIETORS (OWNING FOUR (4) UNITS) OF GILLMAN HEIGHTS CONDOMINIUM

We refer to the press releases and announcement by CapitaLand Limited ("CapitaLand") on 6 February 2007, 21 December 2007 and 15 February 2008 relating to the proposed acquisition of Gillman Heights Condominium ("Gillman Heights") by CapitaLand through its indirectly-owned associated company, Ankerite Pte. Ltd. ("Ankerite"). The shareholders of Ankerite are CapitaLand's indirect wholly-owned subsidiary CRL Realty Pte Ltd (50%), with the balance shareholding held by HPL Orchard Place Pte Ltd and two private funds.

By a Collective Sale Agreement dated 26 June 2006 (the "CSA"), subsidiary proprietors representing not less than 80% of the share values of Gillman Heights agreed to its en-bloc sale (the "Consenting Owners"), pursuant to which a Sale and Purchase Agreement dated 5 February 2007 (the "S&P") was signed. Accordingly, the Sales Committee of Gillman Heights, representing the Consenting Owners (including the 8 Consenting Owners referred to below), applied to the Strata Titles Board for approval of the en-bloc sale. Approval was granted by the Strata Titles Board on 21 December 2007 (the "STB Approval").

On 11 February 2008, a group of eight (8) subsidiary proprietors (owning 4 units in Gillman Heights) (the "8 Consenting Owners") filed an application to the Singapore High Court, by way of Originating Summons No. 192 of 2008/T, seeking, amongst others, declarations that the CSA and S&P had terminated and that the Strata Titles Board had no jurisdiction to approve the en-bloc sale (collectively, the "Challenge"). The 8 Consenting Owners had previously consented to the en-bloc sale and applied to the Strata Titles Board, through the Sales Committee of Gillman Heights, for approval of such en-bloc sale.

In the light of the Challenge, on 20 February 2008, upon consultation with and through its lawyers, Ankerite commenced legal proceedings in the Singapore High Court against the 8 Consenting Owners for, amongst others, the following reliefs:-

(a) a declaration that the 8 Consenting Owners have acted in breach of their contractual obligations, including in particular, the obligations to act in accordance with the CSA, to abide by the decision of the Strata Titles Board, and not to do anything detrimental to the satisfaction of any of the terms of the S&P;

(b) a declaration that the 8 Consenting Owners are bound by the STB Approval;

(c) a declaration that the Challenge by the 8 Consenting Owners constitutes an abuse of process; and

(d) further or alternatively, an order for damages for breach of contract against the 8 Consenting Owners.

Further details will be announced as and when appropriate.

By Order of the Board

Low Sai Choy
Company Secretary
20 February 2008

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	20-Feb-2008 23:29:34
Announcement No.	00173

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Voluntary Unconditional Cash Offer for The Ascott Group Limited - "Dealings Disclosure and Level of Acceptances"
Description	The attached announcement issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matter is for information.
Attachments:	CL.Ascott.dealingsdisclosure.levelofacceptances.20Feb2008.pdf Total size = **67K** (2048K size limit recommended)

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VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED

(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

DEALINGS DISCLOSURE AND LEVEL OF ACCEPTANCES

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**") refers to the offer document dated 26 January 2008 (the "**Offer Document**") in connection with the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer.

All capitalised terms not defined herein shall have the same meaning as used in the Offer Document.

2. DEALINGS DISCLOSURE

DBS Bank wishes to announce, for and on behalf of the Offeror, that the following dealings in the Shares were made on 20 February 2008 by the Offeror:-

1.	Total number of Shares acquired by the Offeror by way of market purchases	4,714,000
2.	Price paid per Share (excluding brokerage commission, clearing fees and Goods and Services Tax)	S$1.73
3.	Percentage of total number of Shares in issue[1] represented by the number of Shares acquired	0.29%

3. LEVEL OF ACCEPTANCES AND AGGREGATE HOLDING

3.1 Acceptances of the Offer

Based on information provided to the Offeror, as at 5.00 p.m. on 20 February 2008, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 247,062,741 Offer Shares, representing approximately 15.39% of the total number of Shares in issue.

Based on information available to the Offeror as at 20 February 2008, these acceptances include acceptances received from the Offeror's Concert Parties in respect of 4,607,090 Offer Shares[2], representing approximately 0.29% of the total number of Shares in issue.

3.2 Shares held before the Offer Period

As at 8 January 2008, being the Announcement Date, the Offeror, SLPL and AIPL owned or controlled an aggregate of 1,067,846,016 Shares, representing approximately 66.52% of the total number of Shares in issue. As at the Announcement Date, the Offeror's other Concert Parties owned or controlled an aggregate of 4,889,900 Shares[2], representing approximately 0.30% of the total number of Shares in issue.

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or agreed to acquire any Shares as at the Announcement Date.

3.3 Acquisitions/Purchases during the Offer Period

Between the Announcement Date and 5.00 p.m. on 20 February 2008, the Offeror has acquired by way of market purchases on the SGX-ST an aggregate of 125,499,000 Shares[3], representing approximately 7.82% of the total number of Shares in issue.

---

[1] References in this Announcement to the total number of Shares in issue are based on 1,605,244,717 Shares.
[2] This is based on information available to the Offeror up to 20 February 2008.

On 13 February 2008, 14,500 new Shares were issued to certain directors of subsidiaries of CapitaLand pursuant to the exercise of Options by such directors.

Save as disclosed above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 20 February 2008) has acquired or agreed to acquire any further Shares between the Announcement Date and 5.00 p.m. on 20 February 2008.

3.4 Aggregate Holding

Accordingly, as at 5.00 p.m. on 20 February 2008, DBS Bank wishes to announce, for and on behalf of the Offeror, the following:-

1.	Aggregate number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, and (ii) valid acceptances of the Offer	1,440,559,067
2.	Percentage of total number of Shares in issue represented by the above number	89.74%

4. PROCEDURES FOR ACCEPTANCE

Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their FAT or FAA (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than 5.30 p.m. on 26 February 2008 (subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers (the "**Code**") as described in Section 2.7 of the Offer Document)[4] or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

Shareholders who are in any doubt about the Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

Depositors and Shareholders who have not received or who have misplaced the Offer Document and/or the relevant acceptance forms should contact The Central Depository (Pte) Limited or Boardroom Corporate & Advisory Services Pte. Ltd., as the case may be, immediately at the following respective addresses:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

Boardroom Corporate & Advisory Services Pte. Ltd.
3 Church Street
#08-01 Samsung Hub
Singapore 049483

---

[3] These Shares include 146,000 Shares which are believed to have been acquired from a Concert Party, which Shares have been included in the shareholdings of the Offeror's other Concert Parties as at the Announcement Date as stated in paragraph 3.2 above.

[4] Pursuant to Rule 22.6 of the Code, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

5. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
20 February 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY FOSHAN CAPITALAND PROPERTY MANAGEMENT CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in The People's Republic of China:

Name	:	Foshan CapitaLand Property Management Co., Ltd.
Principal Activity	:	Property Management and Consulting
Registered Capital	:	RMB500,000 (approximately S$98,930)

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
21 February 2008

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	21-Feb-2008 22:07:32
Announcement No.	00170

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Voluntary Unconditional Cash Offer for The Ascott Group Limited – (a) Dealings Disclosure and Level of Acceptances and (b) advertisements in relation to the Offer, to be published on 22 February 2008
Description	The attached announcements issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matters are for information.
Attachments:	CL.Ascott.dealingsdisclosure.levelofacceptances.21Feb2008.pdf Advert.English.21Feb2008.pdf Advert.Chinese.21Feb2008.pdf Total size = **267K** (2048K size limit recommended)

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VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD
(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD
(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED
(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED
(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

DEALINGS DISCLOSURE AND LEVEL OF ACCEPTANCES

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**") refers to the offer document dated 26 January 2008 (the "**Offer Document**") in connection with the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer.

All capitalised terms not defined herein shall have the same meaning as used in the Offer Document.

2. DEALINGS DISCLOSURE

DBS Bank wishes to announce, for and on behalf of the Offeror, that the following dealings in the Shares were made on 21 February 2008 by the Offeror:-

1.	Total number of Shares acquired by the Offeror by way of market purchases	407,000
2.	Price paid per Share (excluding brokerage commission, clearing fees and Goods and Services Tax)	S$1.73
3.	Percentage of total number of Shares in issue[1] represented by the number of Shares acquired	0.03%

3. LEVEL OF ACCEPTANCES AND AGGREGATE HOLDING

3.1 Acceptances of the Offer

Based on information provided to the Offeror, as at 5.00 p.m. on 21 February 2008, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 281,259,290 Offer Shares, representing approximately 17.48% of the total number of Shares in issue.

Based on information available to the Offeror as at 21 February 2008, these acceptances include acceptances received from the Offeror's Concert Parties in respect of 4,607,090 Offer Shares, representing approximately 0.29% of the total number of Shares in issue.

3.2 Shares held before the Offer Period

As at 8 January 2008, being the Announcement Date, the Offeror, SLPL and AIPL owned or controlled an aggregate of 1,067,846,016 Shares, representing approximately 66.52% of the total number of Shares in issue. As at the Announcement Date, the Offeror's other Concert Parties owned or controlled an aggregate of 4,889,900 Shares, representing approximately 0.30% of the total number of Shares in issue.

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or agreed to acquire any Shares as at the Announcement Date.

3.3 Acquisitions/Purchases during the Offer Period

Between the Announcement Date and 5.00 p.m. on 21 February 2008, the Offeror has acquired by way of market purchases on the SGX-ST an aggregate of 125,906,000 Shares[2] (the "**Market Purchase Shares**"), representing approximately 7.82% of the total number of Shares in issue.

---

[1] References in this Announcement to the total number of Shares in issue are based on 1,609,488,935 Shares.

[2] These Shares include 146,000 Shares which are believed to have been acquired from a Concert Party, which Shares have been included in the shareholdings of the Offeror's other Concert Parties as at the Announcement Date as stated in paragraph 3.2 above.

On 13 February 2008, 14,500 new Shares were issued to certain directors of subsidiaries of CapitaLand pursuant to the exercise of Options by such directors.

On 21 February 2008, 701,932 new Shares were issued to certain directors of subsidiaries of CapitaLand pursuant to the release of Awards under the Ascott Performance Share Plan.

Save as disclosed above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 21 February 2008) has acquired or agreed to acquire any further Shares between the Announcement Date and 5.00 p.m. on 21 February 2008.

3.4 Aggregate Holding

Accordingly, as at 5.00 p.m. on 21 February 2008, DBS Bank wishes to announce, for and on behalf of the Offeror, the following:-

1.	Aggregate number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, and (ii) valid acceptances of the Offer	1,475,864,548
2.	Percentage of total number of Shares in issue represented by the above number	91.70%

4. TRADING SUSPENSION, LISTING STATUS AND COMPULSORY ACQUISITION

4.1 Trading Suspension and Listing Status

As the Offeror has received valid acceptances pursuant to the Offer that bring the Shares owned by it and its Concert Parties to above 90% of the total number of issued Shares excluding treasury shares, the SGX-ST may suspend the listing of the Shares on the SGX-ST until such time it is satisfied that at least 10% of the total number of issued Shares excluding treasury shares are held by at least 500 Shareholders who are members of the public, pursuant to Rule 1105 of the Listing Manual. Rule 1303(1) of the Listing Manual provides that if the Offeror succeeds in garnering acceptances exceeding 90% of the total number of issued Shares excluding treasury shares, thus causing the percentage of the total number of Shares held in public hands to fall below 10%, the SGX-ST will suspend trading of the Shares only at the close of the Offer.

In addition, under Rule 724 of the Listing Manual, if the percentage of the total number of issued Shares excluding treasury shares held in public hands falls below 10%, Ascott must, as soon as practicable, announce that fact and the SGX-ST may suspend trading of all the Shares. Rule 725 of the Listing Manual states that the SGX-ST may allow Ascott a period of 3 months, or such longer period as the SGX-ST may agree, to raise the percentage of Shares in public hands to at least 10%, failing which Ascott may be delisted from the SGX-ST.

As stated in the Offer Document, **it is not the intention of the Offeror to preserve the listing status of Ascott. In the event that the trading of Shares on the SGX-ST is suspended pursuant to Rule 724 or Rule 1105 of the Listing Manual, the Offeror has no**

intention to undertake or support any action for any such listing suspension by the SGX-ST to be lifted.

4.2 Compulsory Acquisition

Pursuant to Section 215(1) of the Act, if the Offeror receives valid acceptances pursuant to the Offer[3] in respect of not less than 90% of the Offer Shares (other than those already held by the Offeror, its related corporations (including SLPL and AIPL) or their respective nominees and excluding any Shares held as treasury shares) (the "**90% Compulsory Acquisition Acceptance Level**"), the Offeror would have the right to compulsorily acquire all the Offer Shares not acquired by the Offeror pursuant to the Offer. In such event, as stated in the Offer Document, **the Offeror intends to exercise any rights of compulsory acquisition it may have in connection with the Offer**. As at 5.00 p.m. on 21 February 2008, the Offeror has received valid acceptances pursuant to the Offer which, together with the Market Purchase Shares[3], amount to 75.17% of the Offer Shares (other than those already held by the Offeror, SLPL and AIPL as at the date of the Offer) and therefore has not reached the 90% Compulsory Acquisition Acceptance Level. In other words, the Offeror needs to further acquire 4.99% of the total number of issued Shares before the right of compulsory acquisition becomes exercisable by the Offeror.

Shareholders who have not accepted the Offer have the right under and subject to Section 215(3) of the Act, to require the Offeror to acquire their Shares in the event that the Offeror or its nominees acquire, pursuant to the Offer, such number of Shares which, together with the Shares held by the Offeror, its related corporations (including SLPL and AIPL) or their respective nominees, comprise 90% or more of the total number of issued Shares (excluding treasury shares). Shareholders who have not accepted the Offer and who wish to exercise such right are advised to seek their own independent legal advice.

5. PROCEDURES FOR ACCEPTANCE

Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their FAT or FAA (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than 5.30 p.m. on 26 February 2008 (subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers (the "**Code**") as described in Section 2.7 of the Offer Document[4]) or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

Shareholders who are in any doubt about the Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

---

[3] Pursuant to Section 215(11) of the Act, the Market Purchase Shares which were acquired by the Offeror at or below the Offer Price during the period when the Offer is open for acceptance shall be treated for purposes of Section 215 of the Act as having been acquired by the Offeror by virtue of acceptance of the Offer and shall be counted towards the 90% Compulsory Acquisition Acceptance Level.

[4] Pursuant to Rule 22.6 of the Code, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

Depositors and Shareholders who have not received or who have misplaced the Offer Document and/or the relevant acceptance forms should contact The Central Depository (Pte) Limited or Boardroom Corporate & Advisory Services Pte. Ltd., as the case may be, immediately at the following respective addresses:

The Central Depository (Pte) Limited	Boardroom Corporate & Advisory Services Pte. Ltd.
4 Shenton Way	3 Church Street
#02-01 SGX Centre 2	#08-01 Samsung Hub
Singapore 068807	Singapore 049483

6. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
21 February 2008

CapitaLand

THE ASCOTT GROUP

A Member of CapitaLand

VOLUNTARY UNCONDITIONAL CASH OFFER FOR THE ASCOTT GROUP LIMITED ("ASCOTT")

THE OFFEROR AND ITS CONCERT PARTIES NOW OWN 91.70%[1] OF ASCOTT

Trading may be suspended at close of offer

1. **Trading of Ascott shares may be suspended by the SGX-ST[2] at the close of the offer.**

2. **Somerset Capital Pte Ltd (the "Offeror") intends to privatise Ascott and will not take any action for such trading suspension to be lifted.**

3. **If you wish to accept the offer and thus avoid holding Ascott shares that may be suspended, you should fill in and submit the appropriate acceptance form enclosed with the offer document for receipt by the close of the offer.**

4. **The offer price of S$1.73 for each Ascott share will not be revised.**

5. **The offer will close at 5.30 p.m. on 26 February 2008, Tuesday[3] or such other later date(s) as may be announced.**

For more information, please call our Information Hotline at (65) 6878 8995. If you need help to complete the acceptance form, you can also visit our help counters at 6 Shenton Way, #41-00, DBS Building Tower One (Singapore 068809) from 18 to 26 February 2008 (between 9 a.m. to 5 p.m. on weekdays only).

Issued by
SOMERSET CAPITAL PTE LTD
a wholly-owned subsidiary of CapitaLand Limited

21 February 2008

Important Notice

Shareholders are advised to read this advertisement in conjunction with the offer document dated 26 January 2008, the offeree circular from Ascott dated 11 February 2008 and the announcement dated 21 February 2008 released by DBS Bank Ltd (electronic copies of which are available at www.sgx.com) in their entirety before taking any action in relation to the offer.

Nothing contained herein is intended to be, or shall be taken as, advice, recommendation or solicitation to Ascott's shareholders or any other party. DBS Bank Ltd, is acting for and on behalf of Somerset Capital Pte Ltd and does not purport to advise Ascott's shareholders.

The views of the directors of Ascott who are considered independent for the purposes of the offer and the independent financial adviser to such directors on the offer were made available by Ascott to shareholders in its circular dated 11 February 2008, which has been despatched to shareholders on the same day. Shareholders should consider their advice before taking any action in relation to the offer.

The directors of the Offeror (including those who may have delegated detailed supervision of this advertisement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this advertisement are fair and accurate and that no material facts have been omitted from this advertisement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this advertisement.

1 Aggregate number of (i) shares owned, controlled or agreed to be acquired by the Offeror and its concert parties, and (ii) valid acceptances of the offer, as of 21 February 2008. Please see the announcement on dealings disclosure and level of acceptances released on SGXNET on 21 February 2008.

2 Singapore Exchange Securities Trading Limited.

3 Pursuant to Rule 22.6 of The Singapore Code on Take-overs and Mergers, the offer will remain open for a period of not less than 14 days after the date on which the offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

CapitaLand

THE ASCOTT GROUP

A Member of CapitaLand

VOLUNTARY UNCONDITIONAL CASH OFFER FOR THE ASCOTT GROUP LIMITED ("ASCOTT")

THE OFFEROR AND ITS CONCERT PARTIES NOW OWN 91.70%[1] OF ASCOTT

Trading may be suspended at close of offer

1. **Trading of Ascott shares may be suspended by the SGX-ST[2] at the close of the offer.**

2. **Somerset Capital Pte Ltd (the "Offeror") intends to privatise Ascott and will not take any action for such trading suspension to be lifted.**

3. **If you wish to accept the offer and thus avoid holding Ascott shares that may be suspended, you should fill in and submit the appropriate acceptance form enclosed with the offer document for receipt by the close of the offer.**

4. **The offer price of S$1.73 for each Ascott share will not be revised.**

5. **The offer will close at 5.30 p.m. on 26 February 2008, Tuesday[3] or such other later date(s) as may be announced.**

若需更多详情，请在办公时间内拨打我们的咨询热线(65) 6878 8995。若在填写承诺表格时需要协助，您可于2008 年2月18日至2008 年2月26日（周日上午9 点至下午5点）亲临设于6 Shenton Way #41-00 DBS Building Tower One (Singapore 068809) 的服务台。

Issued by
SOMERSET CAPITAL PTE LTD
a wholly-owned subsidiary of CapitaLand Limited

21 February 2008

Important Notice

Shareholders are advised to read this advertisement in conjunction with the offer document dated 26 January 2008, the offeree circular from Ascott dated 11 February 2008 and the announcement dated 21 February 2008 released by DBS Bank Ltd (electronic copies of which are available at www.sgx.com) in their entirety before taking any action in relation to the offer.

Nothing contained herein is intended to be, or shall be taken as, advice, recommendation or solicitation to Ascott's shareholders or any other party. DBS Bank Ltd. is acting for and on behalf of Somerset Capital Pte Ltd and does not purport to advise Ascott's shareholders.

The views of the directors of Ascott who are considered independent for the purposes of the offer and the independent financial adviser to such directors on the offer were made available by Ascott to shareholders in its circular dated 11 February 2008, which has been despatched to shareholders on the same day. Shareholders should consider their advice before taking any action in relation to the offer.

The directors of the Offeror (including those who may have delegated detailed supervision of this advertisement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this advertisement are fair and accurate and that no material facts have been omitted from this advertisement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this advertisement.

1 Aggregate number of (i) shares owned, controlled or agreed to be acquired by the Offeror and its concert parties, and (ii) valid acceptances of the offer, as of 21 February 2008. Please see the announcement on dealings disclosure and level of acceptances released on SGXNET on 21 February 2008.

2 Singapore Exchange Securities Trading Limited.

3 Pursuant to Rule 22.6 of The Singapore Code on Take-overs and Mergers, the offer will remain open for a period of not less than 14 days after the date on which the offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

CapitaLand

NEWS RELEASE

For immediate release
21 February 2008

Somerset Capital now owns more than 90% of Ascott

Ascott shares may be suspended at the close of offer

Singapore, 21 February 2008 – Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, today announced that, together with its concert parties, its aggregate holding in Ascott is 91.70%[(1)(2)] as of 21 February 2008.

This is a key milestone in the offer exercise as Ascott shares may be suspended by SGX-ST[(3)] at the close of the Offer. As stated in the Offer Document, Somerset Capital intends to privatise Ascott. Accordingly, if Ascott shares are suspended by SGX-ST, Somerset Capital will not take any action for such trading suspension to be lifted.

Ascott shareholders should note that Somerset Capital currently does not have the right to compulsorily acquire the remaining Ascott shares that have not been tendered under the Offer[(4)]. Somerset Capital still needs to acquire 4.99%[(2)] of the total issued Ascott shares to be able to exercise such right of compulsory acquisition.

Ascott shareholders who have not accepted the Offer but wish to do so can still tender their acceptances by completing and returning the appropriate acceptance forms enclosed with the Offer Document (despatched on January 29) for receipt by the close of the Offer.

The Offer is unconditional in all respects and Somerset Capital does not intend to revise the Offer Price of S$1.73[(5)] per Ascott share. Payment for all valid acceptances will be despatched within 10 days after the receipt of such acceptances.

The Offer will close at 5.30 p.m. on 26 February 2008[(6)] or such later date(s) as may be announced.

Notes:

(1) Including acceptances of the Offer. Please see the announcement on dealings disclosure and the level of acceptances of the Offer released on SGXNET on 21 February 2008.
(2) References in this press release to the total number of issued Ascott shares and calculation of shareholding percentages are based on 1,609,488,935 shares.
(3) Singapore Exchange Securities Trading Limited.

(4) Pursuant to Section 215(1) of the Companies Act, if the Offeror receives valid acceptances pursuant to the Offer in respect of not less than 90% of the Offer Shares (other than those already held by the Offeror, its related corporations or their respective nominees as at the date of the Offer), the Offeror would have the right to compulsorily acquire all the Offer Shares not acquired by the Offeror pursuant to the Offer. Pursuant to Section 215(11) of the Companies Act, the Ascott shares acquired by the Offeror by way of market purchases on the SGX-ST at or below the Offer Price during the period when the Offer is open for acceptance shall be treated for purposes of Section 215 of the Companies Act as having been acquired by the Offeror by virtue of acceptance of the Offer and shall be counted towards the 90% threshold for compulsory acquisition.

(5) The Offer Price of S$1.73 per Ascott share includes the right to receive any dividends, other distributions or return of capital on the share.

(6) Pursuant to Rule 22.6 of The Singapore Code on Take-overs and Mergers, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

The Directors of Somerset Capital (including those who may have delegated detailed supervision of this News Release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this News Release are fair and accurate and that no material facts have been omitted from this News Release, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources (including, without limitation, information relating to Ascott), the sole responsibility of the Directors has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this News Release.

This News Release should be read in conjunction with the Offer Document dated 26 January 2008 despatched by DBS Bank, for and on behalf of the Offeror, to Ascott shareholders and the announcement dated 21 February 2008 released by DBS Bank. Ascott shareholders are advised to read the Offer Document in its entirety because it contains important information. Ascott shareholders should also read Ascott's circular in relation to the Offer (which has been despatched on 11 February 2008) and carefully consider the information and advice contained in that circular. Copies of these documents may be obtained from the SGX-ST website (www.sgx.com).

Issued by: Somerset Capital Pte Ltd (Co. Regn: 199903322R)

Date: 21 February 2008

For more information, please contact the following persons during office hours:

DBS Bank Ltd

Mergers & Acquisitions Advisory Tel: (65) 6878-8995

Lawrence Ng Senior Vice President	Chan Yow Phong Vice President

Embargoed for release till 7.05am, 22 February 2008

CAPITALAND LIMITED

(Registration Number : 198900036N)

2007 FULL YEAR UNAUDITED FINANCIAL STATEMENTS ANNOUNCEMENT

TABLE OF CONTENTS

CapitaLand

CAPITALAND LIMITED
2007 FULL YEAR UNAUDITED FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(i) Income Statement

	Group						
	Note	4Q 2007 S$'000	4Q 2006 S$'000 (restated)	% Change	FY 2007 S$'000	FY 2006 S$'000 (restated)	% Change
Continuing operations							
Revenue	A	**1,324,328**	**998,679**	**32.6**	**3,792,703**	**3,147,725**	**20.5**
Cost of sales	A	(843,818)	(661,402)	27.6	(2,465,657)	(2,234,385)	10.4
Gross profit		480,510	337,277	42.5	1,327,046	913,340	45.3
Other operating income	B	298,067	175,267	70.1	1,553,424	558,795	178.0
Administrative expenses	C	(193,263)	(145,678)	32.7	(561,010)	(348,022)	61.2
Other operating expenses	D	(22,353)	45,338	NM	(7,540)	88,418	NM
Profit from continuing operations		**562,961**	**412,204**	**36.6**	**2,311,920**	**1,212,531**	**90.7**
Finance costs		(115,118)	(98,754)	16.6	(403,549)	(327,995)	23.0
Share of results (net of tax)							
- associates		387,340	206,184	87.9	907,740	462,445	96.3
- jointly-controlled entities		70,920	92,293	(23.2)	604,382	139,152	334.3
	E	458,260	298,477	53.5	1,512,122	601,597	151.4
Profit before taxation from continuing operations		906,103	611,927	48.1	3,420,493	1,486,133	130.2
Taxation	F	(78,606)	(104,392)	(24.7)	(268,047)	(230,354)	16.4
Profit after taxation from continuing operations		827,497	507,535	63.0	3,152,446	1,255,779	151.0
Discontinued operations							
Profit after taxation from discontinued operations	G	–	25	NM	–	26,894	NM
Profit after taxation		827,497	507,560	63.0	3,152,446	1,282,673	145.8
Attributable to:							
Equity holders of the Company ("PATMI")		**674,652**	**453,525**	**48.8**	**2,759,313**	**1,012,677**	**172.5**
Minority interests ("MI")		152,845	54,035	182.9	393,133	269,996	45.6
		827,497	507,560	63.0	3,152,446	1,282,673	145.8

NM : Not meaningful

Note : The comparative income statement for 4Q 2006 and full year 2006 had been restated to take into account the retrospective adjustments relating to FRS 16 – Property, Plant and Equipment. Please refer to Item 4.

1(a)(ii) Explanatory Notes to Income Statement – 4Q 2007 vs 4Q 2006

(A) Revenue, Cost of Sales

The increase in 4Q 2007's revenue was largely attributable to higher sales of development projects in China and Australia, the progressive recognition of sale for the Wilkie Edge project and the consolidation of revenue from 1 George Street which became a subsidiary following our acquisition of the remaining stake in Eureka Office Fund in September 2007.

The increases were partially offset by the deconsolidation of Ascott Residence Trust ("ART")'s revenue as ART ceased to be a subsidiary following the reduction of the Group's stake in March 2007.

Cost of sales increased in tandem with the higher revenue. However, the increase was partially offset by the write back of prior years' provisions for foreseeable losses as residential property prices rebounded in Singapore.

(B) Other Operating Income

		Group		
		4Q 2007 S$'000	4Q 2006 S$'000	% Change
Other Operating Income		**298,067**	**175,267**	**70.1**
Investment income	(i)	9,746	6,836	42.6
Interest income	(ii)	36,692	43,185	(15.0)
Other income (including portfolio gains)	(iii)	94,907	115,928	(18.1)
Fair value gains of investment properties	(iv)	136,754	–	NM
Foreign exchange gain	(v)	19,968	9,318	114.3

NM : Not meaningful

(i) Investment income of $9.7 million arose mainly from the Group's investments in Singapore, and Hong Kong. The increase in investment income came from an investment in Singapore which was made in 2Q 2007.

(ii) Interest income on surplus funds was lower due to the weakening of interest rates.

(iii) Other income included portfolio gains of $74.8 million which comprised mainly the gains from the dilution of the Group's stake in CapitaMall Trust (CMT) arising from CMT's recent equity fund raising, the liquidation of Canary Riverside group of companies and additional proceeds received from the compulsory acquisition of Master Golf & Country Club.

(iv) The fair value gains of $136.8 million came from the revaluation of the Group's portfolio of investment properties held by its subsidiaries.

(v) The foreign exchange gain of $20.0 million arose mainly from the revaluation of USD denominated loan payables as the USD weakened against the SGD and RMB respectively.

(C) Administrative Expenses

	Group		
	4Q 2007 S$'000	4Q 2006 S$'000 (restated)	% Change
Administrative Expenses	**(193,263)**	**(145,678)**	**32.7**
Included in Administrative Expenses:-			
Depreciation and amortisation	(11,257)	(10,909)	3.2
Allowance for doubtful receivables	(1,587)	2,081	NM

Administrative expenses comprised staff costs, depreciation expenses, operating lease expenses and other administrative expenses. The increase was largely attributable to higher staff costs and overheads as the Group expanded its operations. The increase was partially offset by the absence of a one-off expense incurred in respect of the Sentosa Integrated Resort bid in 4Q 2006.

(D) Other Operating Expenses

4Q 2007's other operating expenses of $22.4 million included a provision for write down in certain investments in Japan of approximately $15.5 million. 4Q 2006's other operating expenses was a positive balance as it included a $70.5 million write back of asset revaluation deficits previously charged to the income statement. This writeback more than offset the provision of $12.4 million made in 4Q 2006 which was in respect of a tax dispute in United Kingdom.

(E) Share of results (net of tax) of Associates and Jointly-Controlled Entities

The increased contribution from the associates and jointly-controlled entities was mainly attributable to the revaluation gains of investment properties held by the associates and jointly-controlled entities.

(F) Taxation expense and adjustments for over or under-provision of tax in respect of prior years

The current tax expense is based on the statutory tax rates of the respective countries in which the companies operate and takes into account non-deductible expenses and temporary differences.

Tax expense of $78.6 million in 4Q 2007 is net of a $17.5 million over-provision of tax for prior years (4Q 2006: under-provision of $25.5 million).

(G) Discontinued Operations

The discontinued operations in 4Q 2006 was in respect of an adjustment for the sale of the hotel's business by Raffles Holdings Limited upon finalisation of the completion accounts.

(H) Gain from the sale of investments

Included in the Group's profit after tax and minority interests ("PATMI") for 4Q 2007 were the following net gains/(losses) from the sale of investments / property, plant and equipment:

	S$M
Liquidation gain from Canary Riverside group	13.1
Master Golf & Country Club	6.0
Gain on divestment of Xinwu Mall	4.6
Disposal of shares in Grand Design (owner of AIG Tower)	(10.2)
Others	0.7
Total Group's share of gain after tax & MI for 4Q 2007	**14.2**

1(b)(i) Balance Sheet

As at 31/12/2007 vs 31/12/2006

	Group			Company		
	31/12/2007 S$'000	31/12/2006 S$'000 (restated)	% Change	31/12/2007 S$'000	31/12/2006 S$'000	% Change
Non-Current Assets						
Property, Plant & Equipment	1,588,618	1,489,923	6.6	8,906	1,761	405.7
Intangible Assets	37,910	38,757	(2.2)	–	–	–
Investment Properties	6,208,211	5,372,183	15.6	–	–	–
Properties Under Devt	569,205	296,116	92.2	–	–	–
Interests in Subsidiaries	–	–	–	3,864,998	2,895,750	33.5
Interests in Associates & Jointly-Controlled Entities	6,450,733	4,749,932	35.8	–	–	–
Other Assets	723,793	363,248	99.3	10,001	231	NM
	15,578,470	**12,310,159**	**26.5**	**3,883,905**	**2,897,742**	**34.0**
Current Assets						
Devt Properties for Sale	*3,540,778*	*3,622,665*	*(2.3)*	–	–	–
Trade & Other Receivables	*2,064,350*	*1,973,731*	*4.6*	*1,681,342*	*1,544,600*	*8.9*
Cash & Cash Equivalents	*4,355,986*	*2,684,851*	*62.2*	*1,532,225*	*1,477,510*	*3.7*
Other Current Assets	*301,728*	*806*	*NM*	–	–	–
	10,262,842	**8,282,053**	**23.9**	**3,213,567**	**3,022,110**	**6.3**
Less: Current Liabilities						
Trade & Other Payables	*2,889,508*	*1,862,377*	*55.2*	*212,259*	*472,861*	*(55.1)*
Short-Term Borrowings	*1,802,805*	*1,793,390*	*0.5*	*158,213*	*208,939*	*(24.3)*
Finance Leases	*3,954*	*3,594*	*10.0*	–	–	–
Other Current Liabilities	*446,059*	*316,827*	*40.8*	*16,961*	*6,980*	*143.0*
	5,142,326	**3,976,188**	**29.3**	**387,433**	**688,780**	**(43.8)**
Net Current Assets	**5,120,516**	**4,305,865**	**18.9**	**2,826,134**	**2,333,330**	**21.1**
Less: Non-Current Liabilities						
Long-Term Borrowings	8,066,555	6,288,159	28.3	1,293,439	461,679	180.2
Finance Leases	42,835	44,685	(4.1)	–	–	–
Other Non-Current Liabilities	724,257	820,234	(11.7)	57,704	34,972	65.0
	8,833,647	**7,153,078**	**23.5**	**1,351,143**	**496,651**	**172.1**
Net Assets	**11,865,339**	**9,462,946**	**25.4**	**5,358,896**	**4,734,421**	**13.2**
Representing:						
Share Capital	4,350,058	4,304,907	1.0	4,350,058	4,304,907	1.0
Reserves	5,590,834	3,062,766	82.5	1,008,838	429,514	134.9
Equity attributable to Equity Holders of the Company	9,940,892	7,367,673	34.9	5,358,896	4,734,421	13.2
Minority Interests	1,924,447	2,095,273	(8.2)	–	–	–
Total Equity	**11,865,339**	**9,462,946**	**25.4**	**5,358,896**	**4,734,421**	**13.2**

NM : Not meaningful

Note : The Group's comparative balance sheet as at 31 December 2006 had been restated to take into account the retrospective adjustments relating to FRS 16 – Property, Plant and Equipment. Please refer to Item 4.

1(b)(ii) Group's borrowings (including finance leases)

	Group	
	As at 31/12/2007 S$'000	As at 31/12/2006 S$'000
Amount repayable in one year or less, or on demand:-		
Secured	545,935	244,525
Unsecured	1,260,824	1,552,459
Sub-Total 1	**1,806,759**	**1,796,984**
Amount repayable after one year:-		
Secured	2,769,554	2,889,854
Unsecured	5,339,836	3,442,990
Sub-Total 2	**8,109,390**	**6,332,844**
Total Debt	**9,916,149**	**8,129,828**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

1(c) Consolidated Statement of Cash Flows

	Group			
	4Q 2007 S$'000	4Q 2006 S$'000 (restated)	FY 2007 S$'000	FY 2006 S$'000 (restated)
Cash Flows from Operating Activities				
Profit after taxation	**827,497**	**507,560**	**3,152,446**	**1,282,673**
Adjustments for :				
Amortisation and impairment of intangible assets	3,739	4,231	4,973	4,754
Negative goodwill on acquisition	-	-	-	(77,000)
(Write back)/Allowance for:				
- Foreseeable losses on development properties for sale	(107,622)	(36,819)	(223,179)	(54,532)
- Loans to associates and jointly-controlled entities	665	(2,916)	749	8,584
- Non-current portion of financial assets	16,479	1,668	17,614	1,670
Share-based expenses	13,886	7,124	53,653	24,758
Changes in fair value of financial instruments and assets	7,205	9,234	3,675	1,242
Depreciation of property, plant and equipment	11,291	10,625	39,579	40,294
(Gain)/Loss on disposal/Write off of property, plant and equipment	(24,737)	2,541	(138,862)	3,191
Gains on disposal of investment properties and property under development	(354)	(76,322)	(74,769)	(222,094)
Valuation gain on investment properties	(136,754)	(70,516)	(778,831)	(111,512)
Loss/(Gain) on disposal of non-current financial assets	74	(9,962)	(8,300)	(18,899)
Gain on disposal/dilution of subsidiaries and associates	(48,122)	(27,626)	(322,959)	(128,451)
Share of results of associates, jointly-controlled entities	(458,260)	(298,477)	(1,512,122)	(601,597)
Accretion of deferred income	(1,797)	(1,179)	(3,819)	(4,678)
Interest expense	115,118	98,754	403,549	327,995
Interest income	(36,693)	(43,185)	(124,559)	(146,340)
Tax expense	78,606	104,392	268,047	230,354
	(567,276)	(328,433)	(2,395,561)	(722,261)
Operating profit before working capital changes	**260,221**	**179,127**	**756,885**	**560,412**
Decrease/(Increase) in working capital				
Inventories, trade and other receivables	(427,111)	63,775	(573,222)	91,444
Development properties for sale	469,700	(21,921)	409,929	38,673
Trade and other payables	392,207	71,638	324,328	169,744
Financial assets	9	45,631	(272,939)	45,531
	434,805	**159,123**	**(111,904)**	**345,392**
Cash generated from operations	**695,026**	**338,250**	**644,981**	**905,804**
Income tax paid	(22,332)	(9,980)	(102,990)	(84,525)
Customer deposits and other non-current payables received/(refunded)	8,102	(1,656)	13,185	330
Net cash generated from Operating Activities	**680,796**	**326,614**	**555,176**	**821,609**

1(c) Consolidated Statement of Cash Flows (cont'd)

	Group			
	4Q 2007 S$'000	4Q 2006 S$'000 Restated	FY 2007 S$'000	FY 2006 S$'000 Restated
Cash Flows from Investing Activities				
Proceeds from disposal of property, plant and equipment	16,574	2,354	236,214	13,792
Purchase of property, plant and equipment	(70,730)	(23,838)	(210,047)	(63,512)
Decrease/(Increase) in associates and jointly-controlled entities	393,498	(278,931)	(127,459)	(832,702)
Increase in amounts owing by investee companies and other receivables	(13,308)	(4,722)	(10,975)	(393)
Deposit for new investments	(7,977)	(28,172)	(83,586)	(28,172)
Acquisition of investment properties and properties under development	(1,088,088)	(646,147)	(1,386,435)	(1,595,964)
Proceeds from disposal of investment properties and property under development	37,702	152,958	1,586,615	584,620
(Acquisition)/Disposal of non-current financial assets (net)	(272,041)	17,960	(310,258)	(8,172)
Dividends received from associates and jointly-controlled entities	112,118	58,809	376,209	656,019
(Acquisition)/Disposal of subsidiaries (net)	(17,625)	242,627	(135,806)	353,926
Interest income received	26,355	49,011	103,049	145,719
Net cash (used in)/generated from Investing Activities	**(883,522)**	**(458,091)**	**37,521**	**(774,839)**
Cash Flows from Financing Activities				
Proceeds from issue of shares under share option plan	2,334	4,019	44,718	39,167
Repayment of loan from minority interests	(60,590)	(33,743)	(23,088)	(88)
Contribution from/(Return of capital to) minority interests (net)	229	(315,861)	119,837	(42,738)
Proceeds from sales of future receivables	7,386	13,975	264,106	156,941
Proceeds from borrowings net of repayments	1,011,288	384,172	1,794,916	1,638,812
Repayment of finance lease payables	(1,039)	(868)	(3,936)	(3,419)
Dividends paid to minority interests	(48,953)	(336,450)	(319,155)	(460,465)
Dividends paid to shareholders	-	-	(317,065)	(399,089)
Interest expense paid	(164,912)	(131,002)	(478,032)	(382,177)
Net cash generated from/(used in) Financing Activities	**745,743**	**(415,758)**	**1,082,301**	**546,944**
Net increase/(decrease) in cash and cash equivalents	**543,017**	**(547,235)**	**1,674,998**	**593,714**
Cash and cash equivalents at beginning of the year	3,815,290	3,239,066	2,684,851	2,105,015
Effect of exchange rate changes on cash balances held in foreign currencies	(2,321)	(6,980)	(3,863)	(13,878)
Cash and cash equivalents at end of the period	**4,355,986**	**2,684,851**	**4,355,986**	**2,684,851**

Cash and cash equivalents at end of the period

The cash and cash equivalents of about $4,356.0 million as at 31/12/2007 included $3,304.0 million in fixed deposits and $157.1 million in Project Accounts whose withdrawals are restricted to the payment of development projects expenditure.

1(d)(i) Statement of Changes in Equity

As at 31/12/2007 vs 31/12/2006 – GROUP

S$'000	Share Capital	Share Premium	Revaluation Reserve	Accumulated Profits	Other Reserves*	Total	Minority Interests	Total Equity
Balance as at 01/01/2007, as previously reported	4,304,907	–	289,043	1,348,156	1,458,040	7,400,146	2,112,604	9,512,750
Effect of change in accounting policy #			(23,607)	(8,866)		(32,473)	(17,331)	(49,804)
Balance as at 01/01/2007, as restated	4,304,907	–	265,436	1,339,290	1,458,040	7,367,673	2,095,273	9,462,946
Effect of adopting FRS 40 #			(265,436)	235,877		(29,559)	–	(29,559)
Balance as at 01/01/2007, as restated	4,304,907	–	–	1,575,167	1,458,040	7,338,114	2,095,273	9,433,387
Exchange differences arising from consolidation of foreign operations and translation of foreign currency loans					18,895	18,895	62,173	81,068
Change in fair value of available-for-sale investments					(14,953)	(14,953)	–	(14,953)
Transfer of available-for-sale reserve to income statement					9,849	9,849	–	9,849
Effective portion of changes in fair value of cash flow hedge					4,608	4,608	10,586	15,194
Realisation of foreign exchange reserves transferred to income statement					(7,705)	(7,705)	4,771	(2,934)
Realisation of available-for-sale reserve transferred to income statement					(6,752)	(6,752)	–	(6,752)
Realisation of hedging reserve transferred to income statement					(5)	(5)	–	(5)
Realisation of other capital reserve transferred to income statement					(1,126)	(1,126)	–	(1,126)
Net gains/(losses) recognised directly in equity					2,811	2,811	77,530	80,341
Profit for 2007				2,759,313		2,759,313	393,133	3,152,446
Total recognised gains/(losses) for the year				2,759,313	2,811	2,762,124	470,663	3,232,787
Dividends paid				(317,065)		(317,065)	–	(317,065)
Issue of shares under share option and performance share plans	45,151				(556)	44,595	123	44,718
Equity portion of convertible bonds					65,441	65,441	–	65,441
Cost of share-based payment					46,928	46,928	3,487	50,415
Effects of acquisition/ disposal, dilution and liquidation of subsidiaries (net)						–	(444,796)	(444,796)
MI Contribution (net)						–	119,837	119,837
Dividends paid to MI						–	(319,155)	(319,155)
Others				(6,236)	6,991	755	(985)	(230)
Balance as at 31/12/2007	4,350,058	–	–	4,011,179	1,579,655	9,940,892	1,924,447	11,865,339

* Includes foreign currency translation reserve, capital reserve, available-for-sale reserve, equity compensation reserve and hedging reserve.

Please refer to Note 4.

CAPITALAND LIMITED
2007 FULL YEAR UNAUDITED FINANCIAL STATEMENTS ANNOUNCEMENT

1(d)(i) Statement of Changes in Equity (cont'd)

As at 31/12/2007 vs 31/12/2006 – GROUP

S$'000	Share Capital	Share Premium	Revaluation Reserve	Accumulated Profits	Other Reserves*	Total	Minority Interests	Total Equity
Balance as at 01/01/2006, as previously reported	2,750,503	2,780,247	246,921	730,439	149,600	6,657,710	2,370,658	9,028,368
Effect of change in accounting policy #			(11,118)	(3,558)		(14,676)	(9,708)	(24,384)
Balance as at 01/01/2006, as restated	2,750,503	2,780,247	235,803	726,881	149,600	6,643,034	2,360,950	9,003,984
Revaluation surplus of investment properties & share of assoc/jointly-controlled entities' revaluation reserves			415,674			415,674	13,031	428,705
Realisation of revaluation reserve transferred to income statement			(77,942)			(77,942)	-	(77,942)
Net revaluation surplus credited to income statement			(308,099)			(308,099)	-	(308 099)
Exchange differences arising from consolidation of foreign operations and translation of foreign currency loans					(58,726)	(58,726)	(29,392)	(88,118)
Change in fair value of available-for-sale investments					30,381	30,381	-	30,381
Effective portion of changes in fair value of cash flow hedge					7,927	7,927	11,114	19,041
Realisation of reserves transferred to income statement					(3,340)	(3,340)	(665)	(4,005)
Net gains/(losses) recognised directly in equity			29,633		(23,758)	5,875	(5,912)	(37)
Profit for 2006 (restated)				1,012,677		1,012,677	269,996	1,282,673
Total recognised gains/(losses) for the year			29,633	1,012,677	(23,758)	1,018,552	264,084	1,282,636
Transfer (to)/from ø	1,512,328	(2,780,247)			1,267,919	-	-	-
Dividends paid				(399,089)		(399,089)	-	(399,089)
Issue of shares under share option and performance share plans	42,076				(2,909)	39,167	-	39,167
Equity portion of convertible bonds					41,831	41,831	-	41,831
Cost of share-based payment					24,641	24,641	1,534	26,175
Effects of acquisition/ disposal, dilution and liquidation of subsidiaries (net)						-	(23,939)	(23,939)
MI Contribution (net)						-	(42,738)	(42,738)
Dividends paid to MI						-	(460,465)	(460,465)
Others				(1,179)	716	(463)	(4,153)	(4,616)
Balance as at 31/12/2006	4,304,907	-	265,436	1,339,290	1,458,040	7,367,673	2,095,273	9,462,946

* Includes foreign currency translation reserve, capital reserve, available-for-sale reserve, equity compensation reserves and hedging reserve.

ø The transfer of share premium and capital redemption reserve of the Company to share capital was due to the abolishment of the par value concept with effect from 30/01/2006.

\# Please refer to Note 4.

1(d)(i) Statement of Changes in Equity (cont'd)

As at 31/12/2007 vs 31/12/2006 – COMPANY

S$M	Share Capital	Share Premium	Capital Reserve	Capital Redem. Res.	Accumulated Profits	Equity Comp. Res	Total
Balance as at 01/01/2007	4,304,907	–	41,831	–	363,353	24,330	4,734,421
Profit for 2007					808,656		808,656
Total recognised gains for the year					808,656		808,656
Dividends paid					(317,065)		(317,065)
Issue of shares under share option and performance share plans	45,151					(298)	44,853
Equity portion of convertible bonds			75,441				75,441
Cost of share-based payment						12,590	12,590
Others							
Balance as at 31/12/2007	4,350,058	–	117,272	–	854,944	36,622	5,358,896
Balance as at 01/01/2006	2,750,503	1,512,015	-	313	411,225	19,441	4,693,497
Profit for 2006					352,666		352,666
Total recognised gains for the year					352,666		352,666
Transfer (to)/from @	1,512,328	(1,512,015)		(313)			-
Dividends paid					(399,089)		(399,089)
Issue of shares under share option and performance share plans	42,076					(2,909)	39,167
Cost of share-based payment						6,349	6,349
Convertible bonds			41,831				41,831
Others					(1,449)	1,449	-
Balance as at 31/12/2006	4,304,907	–	41,831	–	363,353	24,330	4,734,421

@ The transfer of share premium and capital redemption reserve of the Company to share capital was due to the abolishment of the par value concept with effect from 30/01/2006.

1(d)(ii) Changes in the Company's issued share capital

Issued Share Capital

As at 31 December 2007, the issued and fully paid-up share capital of the Company was $4,350.1 million (31 December 2006: $4,304.9 million). Movements in the Company's issued and fully paid-up share capital during the financial year were as follows:

	$'000
As at 01/01/2007	4,304,907
Issue of shares under CapitaLand Share Option Plan	44,718
Issue of shares under CapitaLand Performance Share Plan	433
As at 31/12/2007	**4,350,058**

As at 31 December 2007, the issued ordinary shares of the Company numbered 2,805,969,493 (31 December 2006: 2,779,346,107). During the financial year, the Company issued 26,623,386 ordinary shares, of which 24,703,638 shares were issued under the Share Option Plan and 1,919,748 shares under the Performance Share Plan.

Share Options

As at 31 December 2007, the number of outstanding share options under the Company's Share Option Plan was 31,126,830 (31 December 2006: 57,754,808).

1(d)(ii) Changes in the Company's issued share capital (cont'd)

Performance Shares

As at 31 December 2007, the number of outstanding shares under the Company's Performance Share Plan was 8,808,558 (31 December 2006: 9,003,801).

The final number of shares given will depend on the achievement of pre-determined targets over a three-year performance period. No shares will be released if the threshold targets are not met at the end of the performance period. On the other hand, if superior targets are met, more shares than the baseline award could be delivered up to a maximum of 200% of the baseline award.

Shares under Restricted Stock Plan

As at 31 December 2007, the number of shares awarded and outstanding under the Company's Restricted Stock Plan was 4,552,277 (31 December 2006: Nil), of which 625,404 are to be cash settled.

The final number of shares to be released will depend on the achievement of threshold performance level at the end of a one-year performance period and the release shall be over a vesting period of two to three years. No shares will be released if the threshold targets are not met at the end of the one-year performance period. On the other hand, if superior targets are met, more shares than the baseline award could be released up to a maximum of 150% of the baseline award.

Convertible Bonds

As at 31 December 2007, there existed $1 billion of Convertible Bonds due in 2022 which are convertible by holders into ordinary shares of the Company at any time on or after 20 June 2008 at a conversion price of $13.8871 per share.

In addition, there also existed $430 million of Convertible Bonds due in 2016 which are convertible by holders into ordinary shares of the Company at any time on or after 26 December 2006 at a conversion price of $7.2611 per share.

Based on the respective conversion prices, and assuming the Bonds are fully converted, the number of new ordinary shares to be issued would be 131,228,951, representing a 4.7% increase over the total number of issued shares of the Company as at 31/12/2007.

2. Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Adoption of New & Revised Financial Reporting Standards

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting year compared with the audited financial statements for the year ended 31 December 2006, except for the adoption of the following Financial Reporting Standard ("FRS") or Interpretation of Financial Reporting Standard ("INT FRS") that became effective for financial years beginning on or after 1 January 2007.

FRS 40 – Investment Property

FRS 40 *Investment Property*, which became mandatory for the Group 2007's financial statements, permits investment properties to be stated at either fair value or cost less accumulated depreciation and impairment losses.

With the adoption of FRS 40, the Group continues to classify its investment properties which met the recognition criteria under FRS 40 as investment properties and states them at fair value. Investment properties which do not meet the FRS 40 recognition criteria are reclassified as property, plant and equipment under FRS 16 *Property, Plant and Equipment*. This change has resulted in the Group measuring its serviced residence properties at cost less accumulated depreciation and impairment losses, after taking into account the serviced residence properties' residual values.

In accordance with the transitional provisions of FRS 40, the Group has elected to recognise the effects of FRS 40 adoption as an adjustment to the opening balance of retained earnings as at 1 January 2007. In respect of the Group's serviced residence properties accounted under the cost model of FRS 16, the change in accounting policy was recognised retrospectively in accordance with the provisions of FRS 8 *Accounting Policies, Changes in Accounting Estimates and Errors*, and the comparatives have been restated.

Accordingly, the effects on the Group's financial statements arising from the change in accounting policy and the adoption of FRS 40 are as follows:

Change in accounting policy - FRS 16	**2007 S$000**	**2006 S$000**
Balance sheet as at 1 January		
Decrease in assets revaluation reserve	(23,607)	(11,118)
Decrease in accumulated profits	(8,866)	(3,558)
Decrease in minority interests	(17,331)	(9,708)
Balance sheet as at 31 December		
Decrease in investment properties	-	(1,181,459)
Decrease in properties under development	-	(117,618)
Increase in property, plant and equipment	-	1,307,879
Decrease in other assets	-	(63,648)
Income statement for the year ended 31 December		
Increase in administrative and other operating expenses	(5,695)	(7,916)
Decrease in minority interests	1,906	2,608
Decrease in profit attributable to equity holders of the Company	(3,789)	(5,308)
Adoption of FRS 40		
Balance sheet as at 1 January		
Decrease in assets revaluation reserve	(265,436)	-
Increase in accumulated profits	235,877	-
Decrease in interest in associates	(29,559)	-
		-
Income statement for the year ended 31 December		
Increase in other operating income	778,801	-
Increase in share of results of associates & jointly-controlled entities	1,197,160	-
Increase in taxation	(39,870)	-
Increase in minority interests	(134,023)	-
Increase in profit attributable to equity holders of the Company	1,802,068[1]	-

Adoption of FRS 40 (cont'd)	**2007**	**2006**
Earnings per share		
Increase / (decrease) in basic earnings per share (S cents)	64.4	(0.2)
Increase / (decrease) in diluted earnings per share (S cents)	61.3	(0.2)

(1) Includes fair value gains of $436.4 million from Temasek Tower which was divested in April 2007 and $248.5 million from AIG Tower, which was divested in November 2007. The fair value gains would have been recorded as divestment gains if FRS 40 had not been adopted.

Other Improvements to FRS applicable from 1 January 2007

Apart from FRS 40, the Group also adopted various revised or new FRS and INT FRS, applicable from 1 January 2007. These do not have a significant financial impact on the Group.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Please refer to Item 4 above.

6. Earnings per ordinary share (EPS) based on profit after tax & MI attributable to the equity holders of the Company :

		Group			
		4Q 2007	4Q 2006 (restated)	FY 2007	FY 2006 (restated)
6(a)	EPS based on weighted average number of ordinary shares in issue (in cents) from:				
	- continuing operations	24.0	16.3	98.6	36.0
	- discontinued operations	-	-	-	0.6
	Total	**24.0**	**16.3**	**98.6**	**36.6**
	- weighted average number of ordinary shares (in million)	2,805.5	2,777.9	2,799.1	2,769.4
6(b)	EPS based on fully diluted basis (in cents) from:				
	- continuing operations	23.1	16.0	95.0	35.3
	- discontinued operations	-	-	-	0.6
	Total	**23.1**	**16.0**	**95.0**	**35.9**
	- weighted average number of ordinary shares (in million)	2,978.4	2,833.1	2,938.6	2,819.4

7. Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period

	Group		Company	
	31/12/2007	31/12/2006 (restated)	31/12/2007	31/12/2006
NAV per ordinary share	3.54	2.65	1.91	1.70
NTA per ordinary share	3.53	2.64	1.91	1.70

8. Review of the performance of the group

GROUP OVERVIEW – Continuing operations

S$M	4Q 2007	4Q 2006 (restated)	Variance %	FY 2007	FY 2006 (restated)	Variance %
Revenue	1,324.3	998.7	32.6	3,792.7	3,147.7	20.5
EBIT	1,021.2	710.7	43.7	3,824.0	1,814.1	110.8
Finance costs	(115.1)	(98.8)	(16.6)	(403.5)	(328.0)	(23.0)
PBT	906.1	611.9	48.1	3,420.5	1,486.1	130.2
PATMI	674.7 [(2)]	453.5 [(1)]	48.8	2,759.3 [(2)]	1,012.7 [(1)]	172.5

[(1)] *Includes profit from discontinued operations (Please refer to Item 1(a)(ii)(G)) and write back of assets revaluation deficits of $276.0 million in 4Q 2006 and FY 2006.*
[(2)] *Includes unrealised fair value gains of $401.6 million and $1,052.2 million in 4Q 2007 and FY 2007 respectively.*

4Q 2007 vs 4Q 2006

The Group delivered yet another set of sterling results for this quarter. The robust results were bolstered mainly by the strong recovery in property prices in Singapore which enabled the Group to recognise fair value gains on its investment properties as well as higher profits from the development projects in China, Australia and Singapore.

Revenue in 4Q 2007 was boosted by the higher sales from China and Australia, the progressive recognition of sale of Wilkie Edge and the consolidation of 1 George Street. These increases were partially offset by the deconsolidation of ART's revenue since March 2007.

4Q 2007's earnings before interest and tax (EBIT) were also higher at $1.02 billion. During the quarter, most of the Group's core businesses performed well, particularly the residential business. The Group's strong operating performance coupled with the fair value gains on investment properties boosted EBIT to cross the $1.0 billion mark.

FY 2007 vs FY 2006

For the full year, revenue grew to $3.8 billion. The revenue growth was fuelled by strong sales of development projects in China and Australia and the consolidation of revenue from Raffles City Shanghai and 1 George Street which became the Group's subsidiaries from 4Q 2006 and 4Q 2007 respectively.

As a result of the strong sales registered by our China and Australia operations, overseas revenue accounted for 76.4% of the Group's revenue, up from 71.2% a year ago. Revenue from China grew substantially by 66.3% to $1.1 billion while revenue from Australia was 16.0% higher at $1.4 billion.

EBIT for the full year was $3.8 billion; more than double that of last year. Underlying the strong EBIT were higher profits from the development projects, the recognition of fair value gains from the Group's investment properties portfolio, higher portfolio gains and improved operating performance from the Group's core businesses.

The Group has adopted FRS 40 with effect from this financial year. As a result, the appreciation in value of investment properties is recognised as fair value gains in the income statement. The Group had benefited from the strong recovery in property prices this year, particularly in Singapore, and recognised revaluation gains of about $1.1 billion from its investment portfolio.

Overseas EBIT contribution in FY 2007 rose by 69.0% to $1.5 billion from $883.2 million, with China and Australia being the two key contributors.

Finance costs for FY 2007 were higher as a result of higher gross debt. After taking into account cash, the Group's net debt as at December 2007 was $5.6 billion compared to $5.4 billion in December 2006. However, the Group's net debt to equity ratio was lower at 0.47 as at December 2007 compared to 0.58 a year ago.

Segment Performance

Residential Strategic Business Unit ("SBU"): CapitaLand Residential Limited ("CRL")

S$M	4Q 2007	4Q 2006 (restated)	Variance %	FY 2007	FY 2006 (restated)	Variance %
Revenue	1,042.2	771.2	35.1	2,863.7	2,356.0	21.5
EBIT	444.6	276.6	60.8	1,073.7	703.7	52.6

In 4Q 2007, the increase in revenue was mainly due to higher contributions from Australia and China operations while the improved EBIT was contributed by Singapore, Australia and China operations.

In Singapore, Temporary Occupation Permit was obtained for CityLights at Jellicoe Road.

In China, CRL acquired three sites in Chengdu with its joint venture partner, Chengdu Zhixin Industrial Co., Ltd, to develop an integrated township comprising approximately 7,400 homes, a theme park, retail facilities, a five-star hotel and luxurious serviced villas. CRL also acquired a 90% stake in a company which owns a residential site in Changping District, Beijing.

A prime commercial site in Hangzhou city of Zhejiang Province was also secured to build Raffles City Hangzhou. This will be the fourth Raffles City in China.

In Vietnam, CRL released the second phase of units at The Vista for bookings and received overwhelming buyers' response. This brings the two phases of bookings, comprising over 500 units to be fully booked.

For FY 2007, the increase in revenue was due to higher contributions from China and Australia operations while the EBIT was contributed by Singapore, Australia and China. The improvements in the three sectors' operation arose from stronger sales and fair value gains from Australia and China as well as write back of previous provisions from Singapore. Singapore operations recorded a significant increase in EBIT and higher profit margins, in line with the strong recovery of the Singapore residential market. This is not reflected in the revenue growth as some of the development projects were joint ventures for which the Group only accounts for its share of results.

Commercial SBU: CapitaLand Commercial Limited ("CCL")

S$M	4Q 2007	4Q 2006 (restated)	Variance %	FY 2007	FY 2006 (restated)	Variance %
Revenue	98.7	47.5	107.7	241.8	139.2	73.7
EBIT	326.6	239.5	36.4	1,962.9	361.0	443.8

The increase in revenue for 4Q 2007 was mainly due to the consolidation of 1 George Street which became a subsidiary in September 2007, sales revenue recognised for Wilkie Edge and higher property management fee income. The increases were partially offset by lower rental income due to the divestment of Temasek Tower in April 2007.

FY 2007's revenue was also higher for the same reasons mentioned above as well as the consolidation of Raffles City Shanghai.

The increase in EBIT for 4Q 2007 was mainly due to the fair value gains arising from the revaluation of investment properties and the consolidation of 1 George Street.

For FY 2007, EBIT was significantly higher and this was mainly attributable to the fair value gains from investment properties, divestment gains, improvement in operating results as well as the consolidation of Raffles City Shanghai and 1 George Street. During the year, CCL divested Temasek Tower, Chevron House (Singapore) and AIG Tower (Hong Kong).

Retail SBU: CapitaLand Retail Limited ("CRTL")

S$M	4Q 2007	4Q 2006	Variance %	FY 2007	FY 2006	Variance %
Revenue	40.5	34.2	18.4	124.2	94.6	31.3
EBIT	128.2	152.8	(16.1)	297.9	221.1	34.7

Revenue for 4Q 2007 was higher due mainly to higher fee income, higher revenue from Clarke Quay and revenue from Gurney Plaza in Malaysia which was acquired recently.

EBIT for 4Q 2007 was lower despite the higher revenue mainly because of lower divestment gains in this quarter. 4Q 2006 results included the divestment gain of Hotel InterContinental of $44.1 million and gains of $27.8 million from the divestments of China companies to CapitaRetail China Trust as well as the China development and incubator funds.

Revenue for FY 2007 was higher due to higher revenue from Clarke Quay and the malls in China and property management fees from the China funds. Clarke Quay's revenue was significantly boosted by the increased customer traffic following the completion of its enhancements in 4Q 2006.

FY 2007 EBIT was higher mainly attributable to higher fair value gains from the revaluation of investment properties.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

S$M	4Q 2007	4Q 2006	Variance %	FY 2007	FY 2006	Variance %
Revenue	32.2	24.6	30.9	119.2	101.2	17.7
EBIT	18.5	11.6	59.5	69.7	61.6	13.2

The revenue increase in 4Q 2007 was due to the higher fund management fees from the enlarged Assets Under Management ("AUM") and higher acquisition fees.

EBIT for 4Q 2007 was significantly higher compared to the same period last year, mainly attributable to higher fund management revenue and higher share of profits from the associates, but partially offset by impairment loss made on investments and increased operating expenses.

The higher recurring fees on the enlarged AUM also accounted for the increase in revenue for FY 2007.

EBIT for FY 2007 was also higher than last year for the same reasons mentioned above.

For the year 2007, CFL's AUM grew by $2.6 billion to $15.9 billion* as at 31 December 2007. The growth came from new funds and real estate investment trust ("REIT") set up during the year, acquisitions by the funds under management and increase in valuation of existing funds' portfolio. The newly set up funds and REIT are CapitaRetail China Development Fund II, CapitaLand AIF, Raffles City Bahrain Fund, Malaysia Commercial Development Fund and Quill Capita Trust.

* *excludes Ascott Residence Trust ("ART") and Ascott Serviced Residence (China) Fund ("ARC"). If ART and ARC are included, Group's AUM was $17.7 billion.*

Serviced Residence SBU: The Ascott Group & Ascott Residence Trust ("TAG & ART")

S$M	4Q 2007	4Q 2006 (restated)	Variance %	FY 2007 S$'000	FY 2006 (restated)	Variance %
Revenue	115.1	128.4	(10.4)	459.5	478.1	(3.9)
EBIT	107.3	24.4	340.2	337.2	202.5	66.5

The decreases in revenue for 4Q 2007 and FY 2007 were mainly due to the deconsolidation of ART but mitigated by the increased revenue from the Group's serviced residence operations in Europe, North Asia (comprising China, Hong Kong, Japan and Korea) and Singapore. In Europe, the higher revenue was driven by the growth in revenue per available unit ("REVPAU"). This was the result of the Group's initiatives on yield maximisation combined with the growing popularity and demand for serviced residence which contributed to the increase in REVPAU.

In North Asia and Singapore, the increases in revenue were mainly attributable to the increase in fee-based income. The higher fee-based income was mainly due to the fund management fees from Ascott Serviced Residence (China) Fund and higher management fees from ART due to better operating performance.

Higher EBIT for 4Q 2007 was attributable to stronger profit from operating assets as well as fair value gains from investment properties.

EBIT for FY 2007 was also higher for the same reasons mentioned above as well as portfolio gains.

9. Variance from Prospect Statement

The current results are broadly in line with the prospect statement made when the third quarter 2007 financial results were announced.

10. Commentary of the significant trends and the competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months

Residential SBU: CapitaLand Residential Limited ("CRL")

The property sector in Singapore is expected to continue to see steady growth amidst a more challenging environment in view of uncertainties in the broader global arena. The residential projects slated for launch in 2008 include the Latitude condominium and the former Silver Tower site.

In China, CRL remains confident of the growth potential of China's real estate industry and will continue its strategic expansion into second tier cities and pursue new acquisitions in key gateway cities. Several projects in Beijing, Shanghai, Chengdu, Foshan and Hangzhou are slated for launch in 2008.

Australand maintains a positive outlook for 2008 and expects a continued contribution from its Residential business, growth in recurrent income from the high quality investment portfolio and continued growth in its Commercial & Industrial business.

It is envisaged that residential sales in Singapore, China and Australia will continue to perform reasonably well in 2008. CRL has also made significant progress in New Markets like Vietnam, India, Kazakhstan and Thailand, which will be targeting new launches in 2008.

In Vietnam, CRL intends to launch 3 projects in Ho Chi Minh City and will continue to seek opportunities to extend in depth and reach of its residential footprint in view of the growing demand for quality homes due to strong economic growth.

In Thailand, CRL, through T.C.C. Capital Land, intends to launch 2 projects in Bangkok and Krabi.

CRL also intends to launch its maiden residential project in Almaty, Kazakhstan.

Commercial SBU: CapitaLand Commercial Limited ("CCL")

The Singapore office property market registered its strongest quarterly growth in rental over the past ten years. Prime rents averaged $15.00 psf per month in 4Q 2007, reflecting an increase of 19.0% quarter-on-quarter and 92.4% increase year-on-year, far exceeding the 50.0% growth rate set in 2006. Similarly, Grade A rents grew 15.1% quarter-on-quarter and 96.5% year-on-year to average $17.15 psf per month in 4Q 2007. Following 2 years of strong increases, the market is experiencing some tenants' resistance to rental escalations and is seeing more decentralisation to business parks. As a result, growth in Grade A rents is expected to moderate to 10.0% to 15.0% over 2007. We expect our office properties to perform well in 2008 in view of the current tight office supply.

Rental levels and occupancy rates for high-tech industrial space improved in 2007 as demand was boosted by traditional office tenants seeking cheaper alternative spaces due to the steep rise in office rents. Our industrial properties stand to benefit from the spillover demand from office tenants.

In 2008, CCL expects its overseas properties in China, Malaysia and United Kingdom to continue to do well, albeit at a slower growth rate in line with a downward revision of the global economic growth forecasts.

On 15 January 2008, CCL announced that it would sell its entire 50.0% stake in Hitachi Tower and is expected to recognise a gain of approximately $110.1 million upon completion of the transaction in 1Q 2008.

Retail SBU: CapitaLand Retail Limited ("CRTL")

Despite the lingering sub-prime issue in the United States ("US") affecting global growth, retail rents in Singapore are expected to rise in 2008, especially in prime areas such as Orchard Road, fuelled by strong demand and limited prime space. Retail rental rates in the Orchard area are expected to rise between 4.5% and 4.8% while those of the suburban malls are expected to go up by 2% to 5%.

In China, the consumer sector is expected to remain buoyant supported by rising purchasing power of Chinese consumers. Demand for retail space should remain strong, as evidenced by strong pre-leasing activity, expansions and renewals from major retailers, both international and domestic. CRTL will continue to build on its strong brand name as a premier retail mall developer and manager in China. 2008 will be a year where focus is on accelerating the opening of malls to ride on the rising momentum in consumerism and injecting more malls into the REITs.

CapitaLand has established the CapitaRetail India Development Fund with a fund size of $880 million of which CRTL has a 45% stake amounting to $400 million.

CRTL acquired Gurney Plaza and Mines Shopping Fair in Malaysia in 2007 and plans to use these as seed assets for a Malaysia REIT to be formed eventually.

Japan remains a key retail property market for CapitaLand. 2 additional malls were acquired in 2007 through CapitaRetail Japan Fund, making a total of 7 malls in the fund's portfolio. The fund will continue to actively pursue acquisition opportunities to further strengthen its presence there.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

CFL will continue to strengthen its fund management business by focusing on growing its AUM through accretive acquisitions and asset enhancement for the existing 4 REITs and 14 private equity funds. CFL has approximately $11.8 billion of investible capital yet to be deployed under existing private equity funds, which have mandates to invest in South East Asia, China, India, Japan and the Gulf Cooperation Council (GCC) countries.

In addition, CFL plans to originate new REIT/property funds following the increased institutional and private investors' interest for real estate investments in Asia.

Serviced Residence Group: The Ascott Group & Ascott Residence Trust ("Serviced Residence Group")

The Group expects its serviced residence business to be profitable in 2008. On 8 January 2008, DBS Bank Ltd announced, for and on behalf of Somerset Capital Pte Ltd ("Offeror"), a wholly-owned subsidiary of the Group, its intention to make a voluntary unconditional cash offer for the remaining shares in The Ascott Group Limited ("Ascott") that the Offeror, Somerset Land Pte Ltd and Areca Investment Pte Ltd do not already own at $1.73 in cash for each Ascott share. The Offeror intends to privatise Ascott. If it is entitled to do so, the Offeror intends to exercise any rights of compulsory acquisition that it may have in connection with the offer.

GROUP OVERALL PROSPECTS FOR 2008

The Group had an exceptional 2007, with very strong business performance in our core markets of Singapore, China and Australia, and continuing expansion into our newer growth markets. Our multi-local, multi-sector strategy delivered strong and balanced results. At the same time, we also took the opportunity in 2007 to strengthen our financial position by continuing to unlock capital through recycling of our stabilised assets, and managing our debt profile.

Looking forward, the current weakness in the US housing market and economy and the tight credit environment will likely cast a cloudy outlook over the general economic and business conditions for at least the first half of 2008. However, the Group, with its strong cash reserves and low gearing is well positioned to capitalise on opportunities that could arise during this period and to further grow its well-diversified portfolio. We remain confident of Asia's healthy and sustainable growth trends and will continue to actively pursue business opportunities. The Group's prospects continue to be underpinned by the following key drivers:

- Developing the Group's geographic footprint;
- Maintaining focus on the following core real estate sectors: residential, retail, commercial and integrated development and serviced residence business;
- Growing our AUM through our REIT and private equity fund management business;
- Stringent focus on capital management and recycling capital to achieve optimal risk-adjusted returns for shareholders, underpinned by our disciplined and independent risk management processes;
- Investing in human capital with an emphasis on nurturing the spirit of innovation, creativity and entrepreneurship amongst our more than 9,000 strong global staff under our international brand name.

The Group is confident that it will be profitable in 2008 given its strong business momentum and financial position, although the level of profitability will be dependent on the impact that the prevailing global economic environment has on our business.

11. Dividend

11(a) Any dividend declared for the present financial period? Yes. Please refer to Note 16
11(b) Any dividend declared for the previous corresponding period? Yes
11(c) Date payable : To be announced at a later date
11(d) Books closing date : To be announced at a later date

12. If no dividend has been declared/recommended, a statement to that effect

Not applicable.

13. Segmental Revenue & Results

13(a)(i) By Strategic Business Units (SBUs) – 4Q 2007 vs 4Q 2006

	Revenue			Earnings before interest & tax		
	4Q 2007 S$'000	4Q 2006 S$'000 (restated)	Variance %	4Q 2007 S$'000	4Q 2006 S$'000 (restated)	Variance %
Continuing operations						
Residential [1] [2]	1,042,152	771,222	35.1	444,624	276,584	60.8
Commercial [1]	98,678	47,503	107.7	326,579	239,491	36.4
Retail	40,524	34,237	18.4	128,173	152,806	(16.1)
Financial Services	32,183	24,591	30.9	18,488	11,588	59.5
TAG & ART	115,120	128,430	(10.4)	107,271	24,368	340.2
Others and Consolidation adjms [3]	(4,329)	(7,304)	40.7	(3,914)	5,844	NM
Total	**1,324,328**	**998,679**	**32.6**	**1,021,221**	**710,681**	**43.7**

13(a)(ii) By Strategic Business Units (SBUs) – FY 2007 vs FY 2006

	Revenue			Earnings before interest & tax		
	FY 2007 S$'000	FY 2006 S$'000 (restated)	Variance %	FY 2007 S$'000	FY 2006 S$'000 (restated)	Variance %
Continuing operations						
Residential [1] [2]	2,863,716	2,356,047	21.5	1,073,693	703,655	52.6
Commercial [1]	241,793	139,195	73.7	1,962,934	360,967	443.8
Retail	124,247	94,614	31.3	297,865	221,137	34.7
Financial Services	119,172	101,222	17.7	69,725	61,576	13.2
TAG & ART	459,475	478,120	(3.9)	337,169	202,530	66.5
Others and Consolidation adjms [3]	(15,700)	(21,473)	26.9	82,656	264,263	(68.7)
Total	**3,792,703**	**3,147,725**	**20.5**	**3,824,042**	**1,814,128**	**110.8**

NM Not meaningful

Note: [1] The comparatives have been restated due to the Group's internal restructuring.
[2] Includes Australand's commercial operations and certain commercial assets in China.
[3] Includes start up costs of the group's new businesses. The comparatives included results from Raffles Holdings Limited Group which had ceased operations and was delisted from the official list of the Singapore Exchange Securities Trading Limited on 13 December 2006.

Strictly for information only, the numbers reported by The Ascott Group to their shareholders are:-

	Revenue			Earnings before interest & tax		
	FY 2007 S$'000	FY 2006 S$'000	Variance %	FY 2007 S$'000	FY 2006 S$'000 (restated)	Variance %
The Ascott Group	435,277	405,866	7.2	281,338	269,733	4.3

13(b)(i) By Geographical Location – 4Q 2007 vs 4Q 2006

	Revenue			Earnings before interest & tax		
	4Q 2007 S$'000	4Q 2006 S$'000	Variance %	4Q 2007 S$'000	4Q 2006 S$'000 (restated)	Variance %
Continuing operations						
Singapore	197,043	178,971	10.1	614,166	452,512	35.7
China [1]	318,121	240,565	32.2	164,676	107,033	53.9
Asia / GCC [2]	17,663	24,515	(28.0)	(34,560)	5,260	NM
Australia & New Zealand	715,167	488,151	46.5	220,649	128,335	71.9
Europe	73,055	66,539	9.8	53,771	17,417	208.7
Others	3,279	(62)	NM	2,519	124	NM
Total	**1,324,328**	**998,679**	**32.6**	**1,021,221**	**710,681**	**43.7**

13(b)(ii) By Geographical Location – FY 2007 vs FY 2006

	Revenue			Earnings before interest & tax		
	FY 2007 S$'000	FY 2006 S$'000	Variance %	FY 2007 S$'000	FY 2006 S$'000 (restated)	Variance %
Continuing operations						
Singapore	895,244	906,312	(1.2)	2,330,988	930,880	150.4
China [1]	1,094,201	657,854	66.3	879,255	408,895	115.0
Asia / GCC [2]	68,221	85,547	(20.3)	(537)	23,760	NM
Australia & New Zealand	1,446,306	1,247,151	16.0	450,226	279,792	60.9
Europe	280,181	250,861	11.7	161,737	170,801	(5.3)
Others	8,550	-	NM	2,373	-	NM
Total	**3,792,703**	**3,147,725**	**20.5**	**3,824,042**	**1,814,128**	**110.8**

NM : Not meaningful

Note : [1] Greater China including Macau and Hong Kong.
[2] Excludes Singapore and China.

14. In the review of performance, the factors leading to any material changes in contributions to revenue and earnings by the business or geographical segments

Please refer to Item 8.

15. Breakdown of Group's revenue and profit after tax for first half year and second half year

	2007 S$'000	2006 S$'000 (restated)	Increase / (Decrease) %
(a) Revenue (Continuing operations)			
- first half	1,572,606	1,430,378	9.9
- second half	2,220,097	1,717,347	29.3
Full year revenue	**3,792,703**	**3,147,725**	**20.5**
(b) Profit after tax before deducting minority interests ("PAT")			
- first half	1,032,703	342,360	201.6
- second half	2,119,743	940,313	125.4
Full year PAT	**3,152,446**	**1,282,673**	**145.8**

16. Breakdown of Total Annual Dividend (in dollar value) of the Company

16(a)

	Current financial year ended 31/12/2007		
Name of Dividend	**First & Final (One-tier)**	**Special (One-tier)**	**Total**
Type of Dividend	Cash	Cash	Cash
Dividend Per share	8.0 cents	7.0 cents	15.0 cents
Annual Dividend (S$'000)	**224,478**	**196,417**	**420,895**

16(b)

	Previous financial year ended 31/12/2006			
Name of Dividend	**First & Final (Franked)**	**First & Final (One-tier)**	**Special (One-tier)**	**Total**
Type of Dividend	Cash	Cash	Cash	Cash
Dividend Per share	3.81 cents	3.19 cents	5.0 cents	12.0 cents
Tax Rate	18%	-	-	-
Annual Dividend after tax (S$'000)	**87,552**	**89,395**	**140,118**	**317,065**

Note : *The Board of Directors has recommended the above dividends for the financial year ended 31 December 2007. Payment of the said dividends is subject to the approval of shareholders at the forthcoming Annual General Meeting. The above dividend amounts are estimated based on the number of issued shares as at 31 December 2007. The actual dividend payment can only be determined on books closure dates.*

BY ORDER OF THE BOARD

Low Sai Choy
Company Secretary
22 February 2008

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CapitaLand

NEWS RELEASE

For immediate release
22 February 2008

CapitaLand achieves exceptional S$2.8 billion profit for FY2007, a record for fourth consecutive year

Profits before tax of S$3.4 billion is over two times FY2006

Singapore, 22 February 2008 – The CapitaLand Group posted profit after tax and minority interests (PATMI) of about S$2.8 billion for FY2007, almost three times the S$1.0 billion recorded in FY2006. It also had a record profit before tax (PBT) of S$3.4 billion, which is over two times FY2006. These exceptionally high record profits were achieved as a result of our sterling performance in the key markets of Singapore, China and Australia. Besides strong profit contributions from its core businesses, the Group also benefitted from fair value gains on its portfolio of assets.

Earnings before interest and tax (EBIT) for FY2007 was S$3.8 billion, more than doubled that of the year before. EBIT for both Singapore and overseas segments increased. Overseas EBIT was S$1.5 billion, 69.0% higher than FY2006. Revenue contribution from overseas remained strong at S$2.9 billion, or 76.4% of the Group's total revenue. Revenues from China and Australia were S$1.1 billion and S$1.4 billion respectively, with strong home sales in both countries.

FINANCIAL HIGHLIGHTS				
$ million	**4Q 2007 (3 mths)**	**4Q 2006* (3 mths)**	**FY2007**	**FY2006***
Revenue	1,324.3	998.7	3,792.7	3,147.7
EBIT	1,021.2	710.7	3,824.0	1,814.1
Finance costs	(115.1)	(98.8)	(403.5)	(328.0)
PBT	906.1	611.9	3,420.5	1,486.1
PATMI (Profit attributable to shareholders)	674.7	453.5 (1)	2,759.3	1,012.7 (1)

* ***Restated***

(1) Includes profits from discontinued operations

Dr Richard Hu, Chairman, CapitaLand Group, said, "The Group had an exceptional 2007, with remarkable performance by all its business units in Singapore, China and Australia. The Group also took the opportunity in the course of the year to strengthen its financial position by unlocking value through the divestment of its more mature property assets, and managing its debt profile. Early this year, amidst a tough global economic and financial landscape, we locked in more long-term money at a fixed cost of funding, by issuing a record-breaking S$1.3 billion 10-year convertible bond, our fourth since 2002. Looking forward, the current weakness in the US housing market and economy and the tight credit environment will likely cast a cloudy outlook over the general economic and business conditions for at least the first half of 2008. However, the Group's strong financial capacity will ensure that it is well-positioned for the more challenging global environment this year."

Liew Mun Leong, President and CEO, CapitaLand Group, said, "Over the years, we have built up our capital-efficient business model, robust financial position, as reflected in our strong balance sheet, and equally strong real estate competencies. This has enabled us to deliver four consecutive years of record profits since 2004. All our businesses in Singapore and overseas have performed well this year. In 2007, we sold over 1,400 homes in Singapore and about 2,000 homes in China. We successfully closed six new private equity funds and grew the asset base of our REITs to bring the Group's assets under management to about S$18 billion. We strengthened our position as Asia's leading retail mall owner/manager with over 110 retail malls secured or under MOU. We also invested about S$8 billion in total, including buying over 1 George Street, a Grade A office building, and acquiring sites in China for our Raffles City integrated developments, and for prime commercial and residential projects. Our subsidiary, The Ascott Group, continued to enlarge its global footprint by re-investing divestment proceeds into higher-yield assets, and to enhance existing properties. Last year, Ascott committed a total of S$576 million in investments, in countries including Singapore, China, Japan, India, United Kingdom, Germany and Russia. Going forward, with a consolidated cash reserves of S$4.4 billion and a low debt-equity ratio, we will be able to further strengthen our international competitive position to grow our well-diversified portfolio, and actively pursue new business opportunities."

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

--- END ---

Issued by: **CapitaLand Limited** *(Co. Regn.: 198900036N)*
Date: **22 February 2008**

For more information, please contact:

Harold Woo
SVP, Investor Relations
Tel: 68233 210

Basskaran Nair
SVP, Communications
Tel: 68233 554

For the full FY2007 CapitaLand Limited Financial Statements announcement and slides, please visit our website www.capitaland.com

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	22-Feb-2008 07:16:04
Announcement No.	00017

>> Announcement Details
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Announcement Title *	Presentation slides "CapitaLand Group Full Year 2007 Results" to be presented to analysts and media on 22 February 2008 at STI Auditorium, Capital Tower
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
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CapitaLand

CapitaLand Group
Full Year 2007 Results



February 2008

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Content

- Results Overview
- Highlights
- Financial Performance
- Outlook

Results Overview



Liew Mun Leong
Group President & CEO

CapitaLand

FY2007 – Record-breaking Results

- **Record PATMI of S$2.8 billion, ↑ 173% y-o-y**
  - Exceptional performance across all businesses
- **Core markets outperformed**
  - Singapore: EBIT ↑ 150% to S$2.3 billion
  - China: EBIT ↑ 115% to S$879.3 million
  - Australia: EBIT ↑ 61% to S$450.2 million
- **Further inroads in new markets**
  - Vietnam, India and Gulf Co-operation Council (GCC) countries
- **Financial Services business expanding**
  - Achieved AUM of S$17.7 billion
  - Closed 6 private funds totalling S$3.5 billion
  - Listed Quill Capita Trust
- **Active capital management, strong balance sheet**
  - Extending debt maturity (average 4.1 years)
  - Maintaining high liquidity (cash S$4.4 billion)
  - Healthy D/E ratio (0.47)

FY 2007 – Record Profits of S$2.8 billion

	FY 2006	FY 2007	Change
EBIT (S$ million)	1,814.1	3,824.0	↑ 111%
PBT (S$ million)	1,486.1	3,420.5	↑ 130%
PATMI (S$ million)	1,012.7	2,759.3	↑ 173%
EPS (S cents)	36.6	98.6	↑ 169%

FY 2007 – Core Markets Outperformed



EBIT S$mil
2,500
2,000
1,500
1,000
500
-
931
2,331
409
879
280
450
171
162
FY2006
FY2007
Singapore
China
Australia / NZ
Europe

China : Includes Hong Kong and Macau

FY 2007 – Strong Performance Across Businesses



EBIT S$mil
2,500
2,000
1,500
1,000
500
-
FY2006
FY2007
704
1,074
361
1,963
221
298
203
337
62
70
Residential
Commercial
Retail
Serviced Residence
Financial Services

Assets by Geography

Diversified Geographical Presence

Assets (ex-cash) FY2007: S$22.5 billion (FY2006: S$18.3 billion)



S$billions
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
6.4
35%
8.2
36%
5.4
30%
6.5
29%
4.3
23%
4.9
22%
1.2
7%
1.3
6%
1.0
5%
1.6
7%
Singapore
China
Australia
Europe
Others
FY2006
FY2007

	Assets		EBIT	
	FY 2006	FY 2007	FY 2006	FY 2007
Singapore	35%	36%	51%	61%
Overseas	65%	64%	49%	39%

CapitaLand

Highlights



CapitaLand

Residential SBU

Robust Performance

EBIT (S$ million)	FY 2006	FY 2007	Change
Singapore	175	309	77%
China	244	327	34%
Australia	286	450	57%
Total	**704**	**1,074**	**53%**


The Seafront on Meyer, Singapore


Summit Residences, Ningbo


The Emporio, Bangkok


The Vista, Ho Chi Minh City

CapitaLand

Singapore Residential

Sold 1,430 units with value of over S$3 billion
- Highest sales value achieved by a listed company

The Seafront on Meyer	327 units	87% sold
The Orchard Residences	175 units	76% sold
The Metropolitan	382 units	Fully sold
Scotts High Park	73 units	Fully sold
RiverGate	545 units	99% sold
RiverEdge	135 units	Fully sold
Citylights	600 units	Fully sold
Varsity Park Condominium	530 units	Fully sold
Botannia	493 units	93% sold


The Seafront on Meyer


The Metropolitan Condominium


The Orchard Residences

Singapore Residential

2007 Acquisitions : 4.37m sqft GFA (S$2.3 billion)
Total Pipeline: 5.5m sqft GFA

- **Char Yong Gardens site**
  - GFA: 261,167 sqft freehold site
  - Estimated 180 homes
- **Farrer Court site**
  - GFA: 2.35m sqft leasehold site
  - Estimated 1,500 homes
- **Gillman Heights site**
  - GFA: 1.76m sqft leasehold site
  - Estimated 1,200 homes


Proposed development at Farrer Court site

CapitaLand

China Residential

Sold 1,944 units: sales value of ~RMB5b (S$1b)

Shanghai		
Oasis Riviera	444 units	92% sold
Westwood Green (East Zone)	100 units	62% sold
Parc Tresor	705 units	100% sold
Beijing		
La Forêt	1,130 units	99% sold
Guangzhou		
Beau Monde	386 units	99% sold
Ningbo		
Summit Residences	174 units	99% sold
Chengdu		
Luff Egret	260 units	80% sold


Summit Residences, Ningbo


Beau Monde, Guangzhou


Parc Tresor, Shanghai

CapitaLand

China Residential

Acquisition of New Sites:



Chengdu : 2 sites
Site 1 : RMB1.17b
~3,800 homes
Site 2 : RMB692m
~7,400 homes
Henan :
-Acquired 36% in Central China Holdings
-Potential pipeline of ~6m sqm GFA
Beijing : 2 sites
Site 1 : 18 luxury homes located 1km from Forbidden City
Site 2 : Changping County
Shanghai :
-Prime Qingpu District site (~ 200 low density homes)
Beijing
Chengdu
Zhengzhou
Shanghai

CapitaLand

AUSTRALAND

11th Consecutive Year of Record Profit

- **PATMI ↑ 11% to A$269.2 million**
  - Commercial & Industrial Div PBT, ↑ 75% to A$70.1m
  - Investment Property Div PBT, ↑ 6% to A$223.4m
  - Residential Div PBT stable at A$106.3m



Land Developer



Property Development



Builder



Investor



Property/ Trust Manager

New Markets Residential

Thailand - Bangkok

- Villa Rachatewi
  - 100% sold (603 units) since launch 4Q'07
- Villa Sathorn
  - 90% sold (> 500 units) since launch in 3Q'07
- Launch - North Park Place
  - 128 units condominium with hotel services

Vietnam – Ho Chi Minh City

- The Vista
  - Phase 1&2 (>500 units) successfully launched
- Acquired 3rd & 4th sites in Ho Chi Minh City
  - Total pipeline of 2,800 homes



Villa Sathorn, Bangkok



The Vista, Ho Chi Minh City



The Vista, Ho Chi Minh City

Commercial

Portfolio Reconstitution
- achieved benchmark sales prices

- **Divested 45% stake in AIG Tower in Hong Kong**
  - Price: S$1.6 billion (c.S$3,767 psf GFA)
- **Divested 50% stake in Hitachi Tower ***
  - Price: S$811 million (c.S$2,900 psf NLA)
- **Divested 50% stake in Chevron House**
  - Price: S$730 million (c.S$2,780 psf NLA)
- **Acquired remaining 50% stake in 1 George Street**
  - Price: S$1.2 billion (c.S$2,700 psf NLA)


AIG Tower, Hong Kong


Chevron House, Singapore


1 George Street, Singapore

*completion 2008

CapitaLand

Commercial

Developments

- **Wilkie Edge Development**
  - Sold to CCT
    - Price: S$262.0m or S$1,177 psf NLA
  - Mixed Development:
    - Office : 9,588 sq m
    - Retail : 3,396 sq m
    - Serviced apartments : 154 units*
- **Market Street Car Park****
  - Granted Outline Planning Permission ("OPP") for redevelopment into Grade A office tower
    - Estimated GFA 850,000 sq ft
- **Prime site in Shinjuku, Tokyo**
  - Invested JPY32b (20% stake) in a commercial cum residential site with Mitsubishi Estate Co., Ltd and Heiwa Real Estate Co., Ltd


Wilkie Edge, Singapore


Market Street Carpark, Singapore

* *Sold to The Ascott Group*
** *owned by CCT*

CapitaLand

China Commercial

Acquisitions

- **Raffles City Hangzhou site for RMB1.0b**
  - Grade-A office tower, retail mall, five-star hotel and residential units
    - Land cost RMB3,601 (S$715) psm ppr
    - GFA of 283,568 sqm
- **Shanghai site (Zhabei District) for RMB598.1m**
  - Offices and high-end hotel or serviced residences
    - Land cost RMB8,414 (S$1,671) psm ppr
    - GFA of 71,085 sqm
- **IBM Centre (Beijing) acquired for RMB175m**

Hangzhou Site
- Prime Location


Shanghai-
Hangzhou
Maglev Station
Airport
Qianjiang New Town
(Hangzhou new CBD)
SITE
West Lake

Singapore Retail

ION ORCHARD

Centre Of Gravity for Retail

- World's finest retail offering & flagship concept
- NLA of 660,000 sq ft
- 6 global superbrands to establish first duplex flagship stores in Singapore

Cartier | Christian Dior | DOLCE & GABBANA

GIORGIO ARMANI | LOUIS VUITTON | PRADA



ION Orchard, Singapore

CapitaLand

Singapore Retail

CMT Expanded Portfolio to 13 Retail Malls

- **CMT added 3 Suburban Malls**
  - Lot One, Bukit Panjang Plaza & Rivervale Mall
  - Assets grew 18.8% to S$5.9 billion, extending lead as largest REIT by market capitalization and asset size in Singapore
- **Raised equity of S$352.1m**
- **Target Asset size of S$8 billion by 2010**



Lot One Shoppers' Mall (Lot1)





Rivervale Mall

Singapore Retail

Expanding Retail Presence

- **Developing Retail and Entertainment Zone of integrated hub at Vista Xchange, one-north**
  - Total GFA ~24,000 sq m
  - Gross investment ~S$380m
  - Direct connectivity to Buona Vista MRT; complement bustling Rochester and Holland Village enclaves
  - Civic & Cultural Zone of integrated hub with 5,000-seat, world-class theatre
  - Target completion 2011


Vista Xchange, Singapore


Vista Xchange, Singapore

CapitaLand

China Retail

CRCT on track to achieve S$3.0b AUM by 2009

- **Injection of Xizhimen Mall (Beijing) into CapitaRetail China Trust (CRCT)**
  - Property transaction price of S$336million
  - 73,857 sq m Gross Rentable Area ("GRA") mall
  - 5.7% (FY08) & 6.4% (FY09) expected NPI yield
  - Option to acquire "Phase 2" of mall (GRA: 11,539 sq m) with connectivity to MRT station and National Railway station


Xizhimen, Beijing


Xizhimen, Beijing

China Retail

Increase Pipeline
- through Co-operative Agreement with China Vanke

- Strategic partnership with China's largest residential developer
- Pipeline to strengthen retail footprint
- Acquire existing and new retail components within Vanke's townships
- Strong endorsement of retail platform & on-ground delivery capabilities
- Acquired first project in Chengdu with another five projects in the pipeline


VANKE 万科

Malaysia Retail

Seed assets for proposed pure play Malaysian REIT

- **Gurney Plaza, Penang**
  - Total consideration : RM793.0m (S$346.8m)
  - NLA 700,000 sqft
- **MINES Shopping Fair, Selangor**
  - Total consideration : RM450.2m (S$196.9m)
  - NLA 650,000 sqft


Gurney Plaza, Penang


Mines Shopping Fair, Kuala Lumpur

India Retail

2 Joint Ventures: Prestige & Advance India Projects Ltd (NLA 11 million square feet / Asset Value S$2.1bn)

15 malls in 14 cities Pan-India


Amritsar
Popl: 1.5 m
Jalandhar
Popl: 2.0 m
Khanna
Popl: 1.5 m*
Jaipur
Popl: 3.3 m
Udaipur
Popl: 0.6 m
Nagpur
Popl: 2.4 m
Mangalore
Popl: 0.4 m
Mysore
Popl: 0.8 m
Cochin
Popl: 0.6 m
Gwalior
Popl: 0.7 m
Varanasi
Popl: 3.1 m
Hyderabad
Popl: 6.1 m
Chennai
Popl: 7.5 m
Forum Value Mall, Bangalore
Popl: 5.3 m
Graphite India, Bangalore
Popl: 5.3 m
Jammu, Kashmir and Northern Areas
Srinagar
Jammu
Amritsar
Jalandhar
Ludhiana
Bathinda
Himachal Pradesh
Shimla
Chandigarh
Patiala
Hardwar
Dehra Dun
Haryana
Panipat
Meerut
Delhi
Faridabad
Bikaner
Rajasthan
Jaipur
Agra
Uttar Pradesh
Lucknow
Kanpur
Gwalior
Jodhpur
Ajmer
Allahabad
Kota
Varanasi
Gujarat
Ahmadabad
Madhya Pradesh
Bhopal
Jabalpur
Indore
Jamnagar
Rajkot
Vadodara
Bhavnagar
Surat
Bilaspur
Chattisgarh
Bhilai
Raipur
Nagpur
Amravati
Daman & Diu
Daman
Dadra &
Silvassa
Nashik
Maharashtra
Bhiwandi
Mumbai
Pune
Solapur
Warangal
Hyderabad
Guntur
Vijayawada
Visakhpatnam
Orissa
Cuttack
Bhubaneswar
Kolkata
Panaji
Belgaum
Hubli-Dharwar
Goa
Andhra Pradesh
Karnataka
Bangalore
Chennai
Mangalore
Mysore
Pondicherry
Salem
Tiruppur
Tiruchirappalli
Kozhikode
Coimbatore
Lakshadweep
Kochi
Madurai
Kerala
Tamilnadu
Thiruvananthapuram
Bihar
Patna
Gaya
Jharkhand
Dhanbad
Ranchi
Jamshedpur
West Bengal
Asansol
Durgapur
Sikkim
Gangtok
Itanagar
Arunachal Pradesh
Assam
Guwahati
Meghalaya
Shillong
Tripura
Agartala
Nagaland
Kohima
Manipur
Aizawl
Mizoram
Andaman and Nicobar Islands
Port Blair

Legend
- ● Cities
- ☐ Regions
- ☐ Country outline
- Region names
- ■ AIPL Projects
- ■ Prestige Projects

* Including the population of nearby Ludhiana

CapitaLand

THE ASCOTT GROUP
A Member of CapitaLand

Ascott Performing Strongly

World's Largest International Serviced Residence Owner-Operator

Financial Performance in FY2007

- Net profit ↑ 8% to S$177.3 million y-o-y
- Improved performance from operating assets
  - PATMI ↑ 25% to S$52.5 million

Asset Development Platform

- Successfully closed US$500m Ascott China Fund
- Committed S$576m in new investments
- Net divestment gains of S$112.8m

Management Platform

- Property portfolio crossed 20,000 units in 55 cities in 23 countries



Ascott Singapore Raffles Place



Somerset Olympic Tower, Tianjin

CapitaLand

ILEC - Raffles City Bahrain

Construction in Progress

Land Area	43,000 sm
Total GFA	288,000 sm
Residential	613 apt units + 47 villas over 171,300 sm
Retail	92,700 sm
Serviced Residences	200 units (24,000 sm)
Project Value	US$ 750m
Project Status	Piling Commenced



ILEC - New Markets

GCC Country – Abu Dhabi, UAE

- **JV (49/51 percent) with Mubadala Development Company**
  - Prime 140 hectares integrated phased development, 15 minutes from city centre
  - Total project cost of US$4b – US$5b
  - Develop ~ 9,000 residential units over phases
  - Phase 1A cost ~ S$480m



Financial Services

Largest Asian property fund manager

Total Assets Under Management of S$17.7 bn
(5 REITS & 15 private equity funds)

Created 6 new private funds	Equity Stake	Fund Size
CapitaRetail China Development Fund II	45%	US$600m
CapitaRetail India Development Fund	45%	US$600m
Ascott China Fund	*33%	US$500m
Raffles City Bahrain Fund	37%	US$350m
Malaysia Commercial Development Fund	21%	US$270m
CapitaLand AIF	44%	US$180m
Total		**US$2.5b** (S$3.5b)

** Refers to Ascott's stake in the fund*

Geographical Coverage of Our Funds

5 REITS & 15 Private Equity Funds



GCC (1)
• Raffles City Bahrain Fund
Asia (3)
•ART
•IP Property Fund
•CapitaLand AIF
India (1)
• CapitaRetail India Devt Fund
Malaysia (3)
• QCT
• Mezzo Capital
• Malaysia Commercial Development Fund
Singapore (3)
• CMT
• CCT
• CapitaRetail Singapore
Japan (2)
• CapitaRetail Japan Fund
• Arc-CapitaLand Residences Japan
China (7)
• CRCT
• CapitaRetail China Development Fund
• CapitaRetail China Devt Fund II
• CapitaRetail China Incubator Fund
• CapitaLand China Development Fund
• CapitaLand China Residential Fund
• Ascott China Fund

CapitaLand

Malaysia REIT

Successful debut of First Overseas REIT

- **Quill Capita Trust ("QCT") assets up 101% to RM585m since listing in Jan 2007**
  - Successfully raised RM225.9m
  - Acquisitions post IPO :
    - Wisma Technip : RM125m
    - Plaza Mont' Kiara : RM90m
  - Proposed acquisitions will increase portfolio to RM643m
    - Quill Building 5 : RM43m
    - Quill Building 8 : RM29m
    - Quill Building 10 : RM23m


Plaza Mont' Kiara, Kuala Lumpur


WISMA TECHNIP
Wisma Technip, Kuala Lumpur

Financial Results



Olivier Lim
Group CFO

CapitaLand

FY2007 – Record Profits

(S$ million)	FY2006	FY2007	Change
Revenue	3,147.7	3,792.7	↑ 20.5%
EBIT	1,814.1	3,824.0	↑ 110.8%
PATMI	1,012.7	2,759.3	↑ 172.5%
EPS (S cents)	36.6	98.6	↑ 169.4%
NTA / share (S$)	2.64	3.53	↑ 33.7%

CapitaLand

EBIT by SBUs

(S$ million)	FY2006	FY2007	Change
Residential[1] [2]	703.7	1,073.7	↑ 52.6%
Commercial[1]	361.0	1,962.9	↑ 443.8%
Retail	221.1	297.9	↑ 34.7%
Serviced Residence	202.5	337.2	↑ 66.5%
Financial Svcs	61.6	69.7	↑ 13.2%
Others & Consol Adj[3]	264.3	82.7	↓ 68.7%
Total EBIT	1,814.1	3,824.0	↑ 110.8%

1. Comparatives have been restated due to the Group's internal restructuring.
2. Includes Australand's commercial operations & certain commercial assets in China.
3. Includes start up costs of new businesses. The comparatives included results from Raffles Holdings Ltd Group which had ceased operations and was delisted from the official list of the SGX on 13Dec'06.

EBIT by Geography

(S$ million)	FY2006	FY2007	Change
Singapore	930.9	2,331.0	↑ 150.4%
China*	^408.9	879.3	↑ 115.0%
Australia & NZ	279.8	450.2	↑ 60.9%
Europe	170.8	161.7	↓ 5.3%
Others**	23.8	1.8	NM
Total EBIT	1,814.1	3,824.0	↑ 110.8%

^ Includes negative goodwill of S$77m from the acquisition of Lai Fung Holdings Ltd

* Includes Hong Kong & Macau

**Includes Vietnam, India, Thailand, Malaysia, GCC, Japan, The Philippines & Indonesia

NM: Not meaningful

Capital Management

	FY2006	FY2007	Change
Equity (S$ billion)	9.46	11.87	Increased
Net Debt (S$ billion)	5.44	5.56	Increased
Net Debt / Equity	0.58	0.47	Decreased
% Fixed Rate Debt	74%	75%	Increased
Ave Debt Maturity (Yr)	3.0	4.1	Increased

CapitaLand

Debt Maturity at 31 Dec 2007

Less than 20% Debt Due Within 1 Year
Average Loan Life: 4.1 Years



S$mil
6,000
5,000
4,000
3,000
2,000
1,000
-
CB
Cash
18%
19%
16%
15%
13%
CB
19%
S$1.3b CB
Feb 2008
Cash
1-2yrs
2-3yrs
3-4yrs
4-5yrs
5-6yrs
> 6yrs

Debt Coverage

	FY2006	FY2007	Change
Finance Cost (S$ million)	328.0	403.5	↑ 23.0%
Interest Cover Ratio (ICR)*	8.20	9.42	Improved
Interest Service Ratio (ISR)	8.97	6.19	Decreased

* Excludes unrealised revaluations.

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

Outlook



CapitaLand

Market Outlook – Singapore Residential

Healthy Fundamentals, Demand/Supply in Equilibrium

- Main demand drivers in 2008:
  - Steady new household formation (≈12,000/year)
  - en-bloc sales displacement demand (≈2,000/year)
- Cautious market sentiment in 1H 2008. Sales volume may moderate but prices are likely to hold up. Sentiment to improve by end-2008.
- Mass and middle segments are supported by real housing demand
- Price forecast for 2008: general residential market ▲ 5% to 10%

Market Outlook – Singapore Residential

Total Potential Supply < 1996/1997



(units)
Singapore Private Residential Market -- Total Potential Supply Pipeline (1996 - 2007)
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Healthy demand fundamentals coupled with potential delayed launches to lead to sustainable market
48,144
38,368
9,776
Total Potential Supply (A + B)
(B) Units without sales approval
(A) Unsold units + Units approved for sale but not launched

Source: URA

CapitaLand

Market Outlook – Singapore Residential

Different Fundamental Drivers for 2 Periods



Price Index
250
200
150
100
50
0
CAGR: 25%
(1993 -- 1996)
CAGR: 14%
(2005 – 2007)
Forecast
Optimistic: 20% growth
Baseline: 15% growth
Pessimistic: 5% growth
1990Q1
1990Q4
1991Q3
1992Q2
1993Q1
1993Q4
1994Q3
1995Q2
1996Q1
1996Q4
1997Q3
1998Q2
1999Q1
1999Q4
2000Q3
2001Q2
2002Q1
2002Q4
2003Q3
2004Q2
2005Q1
2005Q4
2006Q3
2007Q2
2008

Domestic Policy Changes

1. Liberalisation of CPF rules
2. Liberalisation of HDB sub-sale/foreign buyer policy
3. Mass & middle markets were drivers
4. Buyers from South East Asia

Remaking of Singapore into global city

1. Global City Effects
   - Asian gateway city
   - Influx of foreign buyers
   - IRs spinoffs
   - Increase population to 6.5m
2. En-bloc Displacement Demand
3. Luxury market as driver
4. Foreign buyers from new countries

Source: URA & CapitaLand Research

Market Outlook – Singapore Residential

More Foreign Buyers Now


% of total buyers
30%
25%
20%
15%
10%
5%
0%
Number of Foreign Buyers: 1,310
13.7%
Number of Foreign Buyers: 3,696
25.0%
1996
2007

Source: URA & CapitaLand Research

Note: Definition of buyers: primary sales.

Market Outlook – Singapore Residential

Key Foreign Buyers – More Diversified (1996 vs 2007)



No. of foreign buyers
3,500
3,000
2,500
2,000
1,500
1,000
500
-
515
2,000
480
1,460
193
671
27
622
44
1,035
46
308
1,195
3,062
Indonesia
Malaysia
United Kingdom
China
India
USA
Others
(>12 countries)
1996
2007

Source: URA & CapitaLand Research

Note: Definition of buyers: primary and secondary sales.

Other Nationalities not stated: Koreans, Australian, Canadian, French, Germans, Japanese, Dutch, Russians, Swiss, Irish, Italian, Norwegian

CapitaLand

Singapore Residential

Steady Growth

Target to launch 800–1,000 units in 2008

To launch in 1H2008	Location	Units
Latitude	River Valley	130
Silver Tower site	Orchard Road	70

Pipeline of ~5.5m sq ft GFA

Pipeline	Location	Potential GFA
Char Yong Gardens	Orchard Road	261,167
Farrer Court	Farrer Road	2,350,000
Gillman Heights	Gillman	1,760,000
Nassim Hill	Tanglin	171,536
Tong Watt	River Valley	279,405
Yio Chu Kang	Yio Chu Kang	208,000


Latitude


Development at Tong Watt


Development at Farrer Court site

Market Outlook – Singapore Office

Supply Remains Tight till 2010

- **Remaking of Singapore into global city:**
  - Growing importance as regional financial centre
  - Convenient air connection to other parts of Asia
  - Quality of living enhanced by vibrant arts and entertainment
- **Demand remains strong:**
  - Intense competition for vacant office space in the CBD
  - High pre-commitment interests in future projects
- **Continued rental growth in 2008 / 2009**
  - ▲10% - 15% compared to doubling of rental in 2007
  - Overall costs still competitive vis-à-vis other major Asian cities

Market Outlook - China

Positive Policies: Promote Market Stability

- Market experiencing some short term consolidation due to the tighter credit environment, foreign capital control and weakened market sentiment
- Market fundamentals remain strong: Real demand driven by **urbanisation, demographics, strong economic growth & rising income**
- Measures aim to ensure sustainable development of the China's property market
- Opportunities should emerge for well-capitalised companies with proven track record and bona fide operating platform

China

Our Stronghold Presence


Retail
Over 70 malls
Across China
Residential
Build over
35,000 homes
together with
our partners
Integrated
Developments
Raffles City in
Gateway Cities
Serviced
Residences
Target 10,000
units
by 2010
Bohai
Economic Rim
Beijing
Central
China
Zhengzhou
South Western
China
Chengdu
Yangtze
River Delta
Shanghai
Pearl
River Delta
Guangzhou
CAPITALAND RESIDENTIAL
CAPITALAND COMMERCIAL
CAPITALAND RETAIL
CAPITALAND FINANCIAL
THE ASCOTT GROUP
CAPITALAND INTEGRATED LEISURE, ENTERTAINMENT & CONVENTIONS

China Residential

Gateway Cities + 2nd Tier Cities

Development pipeline: >35,000 homes


Henan
(Central China)
GFA 1.82m
31%
Shanghai
(Yangtze River Delta)
GFA 0.85m
15%
Beijing
(Bohai Economic Rim)
GFA 0.66m
11%
11%
Guangzhou
(Pearl River Delta)
GFA 0.66m
32%
Chengdu
(South West China)
GFA 1.88m

* Effective stake in JV partners: CL Zhixin (50%), Central China Holdings (36.1%), Lai Fung Holdings (20%)

Retail Malls

Footprint in China and India


China
India
Japan
Malaysia
Singapore
Ha'erbin
Huhehaote
Shenyang
Beijing
Tianjin
Dalian
Lanzhou
Xi'an
Anyang
Laiwu, Rizhao,
Weifang, Zibo, Tai'an
Xinxiang
Zhengzhou
Yangzhou
Hefei
Mianyang
Chengdu
Deyang
Ma'an'shan
Kunshan
Wuhu
Shanghai
Yibin
Chongqing
Wuhan
Yiyang
Nanchang
Zhuzhou
Changsha
Hengyang
Huizhou
Quanzhou
Zhangzhou
Zhaoqing
Guangzhou
Maoming
Foshan, Shenzhen, Jiangmen
Zhanjiang
Dongguan
Hokkaido
Tokyo
Osaka
Amritsar
Jalandhar
Khanna
Jaipur
Gwalior
Udaipur
Veranasi
Nagpur
Hyderabad
Mumbai
Bangalore
Mangalore
Chennai
Mysore
Cochin
Penang
Selangor

Portfolio of 114[1] retail malls measuring over 54 million square feet	
Countries	**No. of Malls**
Singapore	17
China	73[1]
Japan	7
India	15
Malaysia	2
Total	**114**

1. Includes 18 malls under Memorandum of Understandings signed with a few Chinese parties in various provinces/cities in China (CapitaLand Press Release dated 15 January 2007)

China Malls

Leading Retail Player in China:
- 73 malls in 44 cities
- S$8 billion worth
- 3.5 million sqm Gross Rentable Area

Status	Asset Value (S$)	Funds Exposure (S$)	Gross Rentable Area (sq m)	Total No. of Malls
Approval Obtained from Chinese Authorities	4.1billion	3.4 billion	2.5 million	45
Pending Approval from Chinese Authorities	3.9 billion	2.5 billion	1.0 million	10
Total Committed	8.0 billion	5.9 billion	3.5 million	55
Under MOUs	-	-	-	18
Total	**8.0 billion**	**5.9 billion**	**3.5 million**	**73**

Retail malls anchored by Walmart constitute only about 20% of Funds' Exposure by Asset Value

Number of operational malls : 24
Target opening in 2008 : 14
Target opening in 2009 : 10

CapitaLand

Financial Services

Target AUM of S$25b in 3-5 yrs
- S$11.8bn of investible capital yet to be deployed



S$Billion
30
25
20
15
10
5
0
3.1
6.0
8.5
14.3
17.7
Target
25.0
2003
2004
2005
2006
2007
3-5 Yrs
Private Funds
REITS

- AUM includes ART & Ascott China Fund, which are managed by CapitaLand's subsidiary, Ascott Group and its subsidiaries.

Debt Financing Capacity

Sponsored Reits' low gearing leave ample room for future acquisitions



Statutory gearing limit for rated S-Reits
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
34.7%
23.9%
29.7%
33.1%
15.0%
CMT
CCT
CRCT
ART
QCT

CapitaLand

New Products

Raffles City Brand by CapitaLand

- **4 more RAFFLES CITY under development :**
  - Raffles City BEIJING
  - Raffles City CHENGDU
  - Raffles City HANGZHOU
  - Raffles City BAHRAIN


Raffles City Beijing


Raffles City Chengdu


Raffles City Bahrain

New Joint Venture

JV Partnership:
CapitaLand 51% & Australand 49%

- Create an immediate development platform for expansion in Asia
- Targeting high growth markets such as China, India, Vietnam, Thailand and Malaysia



CapitaLand
AUSTRALAND
Design, development and construction management
Project Company
Industrial/Logistics Property
CapitaLand
AUSTRALAND
Property Management Co.
Tenant Marketing, Leasing and Property Management Services

New Joint Venture

Pan-Asian Development Platform in Industrial and Logistics Sectors

- **Partner with Australand to capitalise on the industrial and logistics real estate 'white space' in Asia**

CapitaLand

- Competencies along the entire real estate value chain, strong property development capabilities
- Strong presence across Asia Pacific
- Extensive network of customers, tenants & partners
- Fund structure to hold industrial & logistics assets

AUSTRALAND

- One of the largest developer of warehouse and logistics space in Australia
- Track record and in-depth expertise in designing, developing and managing industrial and logistics properties
- Extensive tenant base from national and international corporations such as LG Electronics, DHL, Electrolux, Makita, BMW, Toyota and Coles.

Asia Logistics Market

Asia-Pacific Logistics Market Value



$ billion
% Growth
300
250
200
150
100
50
0
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2005
2006
2007
2008
2009
2010

Source: Datamonitor

- **Asia-Pacific is world's largest logistics market**
  - World's manufacturing hub
  - Growing consumer markets
  - Will account for 38% of global market revenues in 2010
- **State of logistics market in Asia**
  - Fragmented with no clear market leader
  - Relative shortage of good quality facilities

Ascott

Voluntary Unconditional Cash Offer for The Ascott Group

- **Rationale for Privatisation**
  - Strengthen Ascott's leadership position in the market
  - Replicate CapitaLand's successful business model
  - Maximise CapitaLand's competitive advantage
  - Increase cost savings
- **Aggregate Holding as at 21st Feb 2008 (including acceptances)**
  - 91.7% of total number of shares in issue



Green Initiatives 2007

Green Awards

Awarded a total of 17 Green Awards in 2007

Environmental Management System

Achieved ISO 14000 certification for CapitaLand Group in Singapore and CapitaLand China

Green Building Guidelines (GBG)

Formulated and Implemented the GBG across business units in Singapore

Environmental Tracking System (ETS)

Formulated an ETS enabling online tracking of Green Building Indicators of CapitaLand's properties from 2008


CapitaLand
Environmental Tracking System
Our buildings can be in any design so long as they are 'green'.

Green Awareness for Staff

Specialised training sessions conducted for relevant staff on designing and operating green buildings

Corporate Philanthropy
- Helping needy children in schools

CapitaLand FOUNDATION

- Donated >S$1.6m to over 30 children's charities in S'pore and overseas
- Launched CapitaLand Kids Programme to provide direct financial support to 700 needy children in Singapore, Thailand and Vietnam
- Volunteer Expeditions to Yunnan and Vietnam

- **China**. Two more Hope Schools in Sichuan. Launch of "Building for Tomorrow" book on voluntary experience at CapitaLand Huangmaoling Hope School, Yunnan .
- **Thailand**. Three school farms in Nang Rong to provide food for poor students; two school dormitories in Wieng Kaen
- **Vietnam**. School facilities in Rach Gia and Danang









Summary



Cap/taLand

CapitaLand - Market Leadership in Asia Pacific



Market Leadership
LARGEST Real Estate Company In South-East Asia
LEADING Foreign Real Estate Developer In China
LARGEST Retail Mall Owner/ Manager In Asia
LARGEST International Serviced Residence Owner-Operator
LEADING Asia-Based RE Fund & REIT Manager
Footprint
More Than 100 Cities in Over 20 Countries
Winning Competencies
Complete Real Estate Value Chain
Asian Growth R.E. Boom
Rapid Urbanisation
Consumption Growth
Evolving Capital Markets
Investment Inflow

Thank You



Questions & Answers

CapitaLand

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	22-Feb-2008 07:19:11
Announcement No.	00018

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Supplementary slides "CapitaLand Group Full Year 2007 Results" to be presented to analysts and media on 22 February 2008 at STI Auditorium, Capital Tower
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	SupplementarySlides.FY07.pdf Total size = **187K** (2048K size limit recommended)

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Supplementary Slides



CapitaLand

FY2007 – Financial Summary

(S$ million)	FY2006	FY2007	Change
PATMI	1,012.7	2,759.3	↑ 172.5%
Revaluation	276.0	1,052.2	↑ 281.2%
PATMI (ex reval)	736.7	1,707.1	↑ 131.7%

For the purpose of 2006, revaluation reflects write back of assets revaluation deficits of S$276.0 million

For the purpose of 2007, revaluation reflects unrealised fair value gains of S$1,052.2 million

EBIT by SBUs (excluding revaluations)

(S$ million)	FY2006	FY2007	Change
Residential[1] [2]	703.7	893.1	↑ 26.9%
Commercial[1]	140.3	1,178.4	↑ 739.9%
Retail	159.6	148.4	↓ 7.0%
Serviced Residences	206.7	272.1	↑ 31.6%
Financial Svcs	61.6	69.7	↑ 13.2%
Others & Consol Adj[3]	264.3	82.7	↓ 68.7%
Total EBIT	1,536.2	2,644.4	↑ 72.1%

1. Comparatives have been restated due to the Group's internal restructuring.
2. Includes Australand's commercial operations & certain commercial assets in China.
3. Includes start up costs of new businesses. The comparatives included results from Raffles Holdings Ltd Group which had ceased operations and was delisted from the official list of the SGX on 13Dec'06.

CapitaLand

EBIT by Geography (excluding revaluations)

(S$ million)	FY2006	FY2007	Change
Singapore	654.7	1,377.9	↑ 110.5%
China*	^412.2	805.9	↑ 95.5%
Australia & NZ	279.8	301.9	↑ 7.9%
Europe	165.5	157.9	↓ 4.6%
Others**	24.0	0.8	↓ 96.7%
Total EBIT	1,536.2	2,644.4	↑ 72.1%

^ Includes negative goodwill of S$77m from the acquisition of Lai Fung Holdings Ltd

* Includes Hong Kong & Macau

**Includes Vietnam, India, Thailand, Malaysia, GCC, Japan, The Philippines & Indonesia

Analysis Of Revenue By SBU

SBU	FY 2006 (S$'M)	FY 2007 (S$'M)	Change	Comments
Residential	2,356.0	**2,863.7**	21.5%	• Strong sales from China and Australia operations.
Commercial	139.2	**241.8**	73.7%	• Consolidation of Raffles City Shanghai and 1 George Street, sales revenue recognised for Wilkie Edge and higher property management fee income.
Retail	94.6	**124.2**	31.3%	• Higher revenue from Clarke Quay and the malls in China as well as property management fees from the China funds.
Serviced Residence	478.1	**459.5**	-3.9%	• Deconsolidation of ART but mitigated by the increased revenue from Europe, North Asia and Singapore operations.
Financial Svcs	101.2	**119.2**	17.7%	• Higher recurring fees on the enlarged AUM.
Others & Consol Adj	(21.5)	**(15.7)**	(26.9%)	
Total Revenue	3,147.7	3,792.7	20.5%	

CapitaLand

Analysis Of EBIT By SBU

SBU	FY 2006 (S$'M)	FY 2007 (S$'M)	Change	Comments
Residential	703.7	**1,073.7**	52.6%	• Strong sales and fair value gains from Australia and China as well as write back of previous provisions from Singapore.
Commercial	361.0	**1,962.9**	443.8%	• Higher fair value gains, divestment gains, and improvement in operating results as well as the consolidation of Raffles City Shanghai and 1 George Street.
Retail	221.1	**297.9**	34.7%	• Higher fair value gains.
Serviced Residence	202.5	**337.2**	66.5%	• Stronger profit from operating assets, higher fair value gains and portfolio gains .
Financial Svcs	61.6	**69.7**	13.2%	• Higher revenue and share of profits from the associates, partially offset by impairment loss and increased operating expenses.
Others & Consol Adj	264.3	**82.7**	(68.7%)	• 2006 included share of gain from the sale of Raffles City Singapore. 2007 comprises primarily of gain from placement of units in ART.
Total Revenue	1,814.1	3,824.0	110.8%	

Residential - Singapore
Stages of Income Recognition

PROJECT	Units	Sold (Up to Dec'07)	Completed (Up to Dec'07)
Launched in '04			
Varsity Park Condominium	530	100%	90%
Citylights	600	100%	100%
Launched in '05			
RiverGate	545	99%	55%
RiverEdge	135	100%	77%
Launched in '06			
The Metropolitan Condominium	382	100%	23%
Scotts HighPark	73	100%	32%
Launched in '07			
The Seafront on Meyer	327	84%	8%
The Orchard Residences	175	76%	10%

Actual booking of proceeds based on S&P signed/agreement and revenue accrued based on same basis.

Botannia is excluded as its managed by JV partner

Residential – China
Stages of Income Recognition

PROJECT	Units Launched	Sold (Up to Dec'07)	Completed (Up to Dec'07)
SHANGHAI			
Oasis Riviera IV	444*	93%	92%
Westwood Green (East Zone)	100	97%	62%
Parc Trésor	705	99%	100%
BEIJING			
La Forêt (Zone C)	1,130	100%	99%
GUANGZHOU			
Beau Monde	386*	99%	100%
NINGBO			
Summit Residences	174	99%	49%
CHENGDU			
Lu Hu Gong	260	80%	63%

Actual booking of proceeds based on S&P signed/agreement and revenue accrued based on same basis.

CapitaLand

Singapore Commercial

Positive Rental Reversion

Lease expiry profile expected to capture rising market rental value



CCL Office Expiry Profile
(with CCT & Raffles City Tower)
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
30.8%
24.3%
26.8%
17.2%
2008
2009
2010
2011 & beyond

99.8% occupancy for office space

Market Outlook – Singapore Office

Healthy Office Absorption Expected

- CBRE projected annual take-up for 2007-2012 is 1.6 mil sq ft
- Occupancy rates expected to remain between 91% to 95%
- Some future supplies have already been pre-committed, e.g. 1.6 mil sq ft in 2010 (MBFC)



Singapore Private Office Space (Central Area) -- Demand & Supply
Office Space (mil sq ft)
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
Average annual supply ('93-'07):
1.14 mil sq ft
Supply Forecast & Projected Take-up
1.0
1.4
2.7
3.8
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Supply
Demand

Source: URA, CBRE & CapitaLand Research (Jan 2008)

Note: Central Area comprises 'The Downtown Core'. 'Orchard' and 'Rest of Central Area'

CapitaLand

End



CapitaLand

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Notice of Valuation of Real Assets
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	22-Feb-2008 07:21:01
Announcement No.	00019

>> Announcement Details
The details of the announcement start here ...

Date of valuation	Name of valuer	Description of property	Valuation
01/12/2007	Colliers International Consultancy & Valuation (Singapore) Pte Ltd	1 George Street, One George Street, Singapore 049145	S$1,060,000,000

Additional Information	
The valuation reports for the above are available for inspection at this address during office hours	168 Robinson Road #30-01 Capital Tower Singapore 068912
Reports are available till this date	21-05-2008

Attachments:

Total size = **0**
(2048K size limit recommended)

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF WHOLLY-OWNED SUBSIDIARY
CAPITALAND INDUSTRIAL & LOGISTICS HOLDINGS LIMITED
AND JOINT VENTURE WITH
AUSTRALAND INDUSTRIAL AND LOGISTICS INTERNATIONAL PTY LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following wholly-owned subsidiary incorporated in Singapore:

Name	:	CapitaLand Industrial & Logistics Holdings Limited ("CIL")
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

CapitaLand also wishes to announce that CIL has entered into a master joint venture agreement (the "Joint Venture") with Australand Industrial and Logistics International Pty Limited ("AIL"), pursuant to which CIL and AIL have agreed to share their knowledge, expertise and resources in the establishment of a Pan-Asian development platform in the industrial and logistics sectors in Asia, with an initial focus in countries such as the People's Republic of China, India, Vietnam, Thailand and Malaysia. AIL is a wholly-owned subsidiary of Australand Holdings Limited, a subsidiary of CapitaLand listed on the Australian and Singapore Stock Exchanges.

Under the Joint Venture, CIL and AIL intend to identify suitable development sites for projects in the industrial and logistics sectors in Asia and to invest in various joint venture holding companies (each, a "Holding Company") which will establish offshore and onshore subsidiaries to pursue development, design and construction opportunities on such development sites. CIL and AIL have agreed that their shareholding proportions in each Holding Company will be 51% and 49% respectively, subject to any adjustment mutually agreed between CIL and AIL.

The establishment of CIL and the Joint Venture are not expected to have any material impact on the net tangible assets and earnings per share of CapitaLand Group for the current financial year ending 31 December 2008.

None of the Directors and the controlling shareholder of CapitaLand have any interest, direct or indirect in establishment of CIL and the Joint Venture.

By Order of the Board

Low Sai Choy
Company Secretary
22 February 2008

CapitaLand

22 February 2008
For Immediate Release

NEWS RELEASE

CapitaLand Forms Joint Venture with Australand to establish a Pan-Asian development platform in the industrial and logistics sectors

Singapore, 22 February 2008 – CapitaLand is pleased to announce that through its subsidiary, CapitaLand Industrial & Logistics Holdings Limited ("CIL"), it has entered into a master joint venture agreement ("JV") with Australand Industrial and Logistics International Pty Limited ("AIL") to establish a Pan-Asian development platform in the industrial and logistics sectors in Asia. Under the JV, CIL and AIL will identify suitable development sites for projects where CIL will own a 51% stake and Australand the remaining 49%. AIL is a wholly-owned subsidiary of Australand Holdings Limited, a subsidiary of CapitaLand listed on the Australian and Singapore Stock Exchanges.

The JV integrates the strong capabilities of both companies. Australand has the expertise and track record in designing, developing and managing industrial and logistics properties in Australia while CapitaLand has a vast network, human and financial resources, as well as a significant development footprint in Asia. CapitaLand will accelerate its entry and growth in Asia's industrial and logistics sector through this JV platform.

Mr Liew Mun Leong, President and CEO of CapitaLand said, "The JV will provide CapitaLand with a Pan-Asian development platform in the industrial and logistics sectors in Asia. Our subsidiary, Australand, has an impressive track record as a leading industrial property developer in Australia. With CapitaLand's on-ground presence, established delivery platform and local network in key Asian gateway

cities, we intend to capitalise on the high growth in the industrial and logistics sector in Asia to become a leading industrial and logistics property player."

Mr Bob Johnston, Chief Executive, Australand believes, " This is a very exciting initiative for Australand as it allows us to export our strong industrial and logistics skill sets overseas and integrate it with CapitaLand's vast development footprint. We are already one of the largest industrial property developers in Australia, with over one million square metres of industrial and business park space developed over the past three years and have a forecast of 424,000 square metres in progress in 2008. We have recently relocated Peter Wilding who is our New South Wales General Manager to Singapore to head up our side of the JV. The opportunities in Asia are extensive and we expect the JV to identify projects in Asia that will leverage on our knowledge and reputation in this sector."

About Australand

Australand is one of Australia's major diversified property groups with an 80-year track record of activities across Australia covering development of residential land, housing and apartments, development of and investment in income producing commercial and industrial properties, and property management. Australand has three operating divisions being Commercial and Industrial, Residential and Property Trusts. It employs approximately 700 people with operations in Sydney, Melbourne, Brisbane, Adelaide and Perth and a sales office in Hong Kong servicing the Asian market. Australand now owns 59 income producing properties with an aggregate value of approximately A$1.9 billion and a pipeline of development sites with an end value of approximately A$3.5 billion which could potentially yield a total net rentable floor area of 30 million square feet in industrial space. Australand is listed on the Australian and Singapore stock exchanges. CapitaLand Limited owns approximately 54% of the issued capital.

About CapitaLand

CapitaLand is the largest real estate company in Southeast Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries. The company's real estate and hospitality portfolio spans more than 100 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills

and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 22 February 2008

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com

Media contact:
Julie Ong, Corporate Communications
Tel: +65 97340122
Email: julie.ong@capitaland.com

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	22-Feb-2008 10:00:56
Announcement No.	00026

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Australand - "Australand enters into Asian industrial & logistics development joint venture with CapitaLand"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments:	AHLannc.22Feb2008.pdf Total size = **41K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX Announcement
ASX Code: ALZ

22 February 2008

Australand Enters into Asian Industrial & Logistics Development

Joint Venture with CapitaLand

Australand today announced that it had entered into a joint venture with CapitaLand to invest in, develop and manage industrial and logistics properties in Asia.

Australand's interest in the Joint Venture is headed by Mr. Peter Wilding, who has recently relocated to Singapore and was previously Australand's NSW General Manager, Commercial and Industrial. The Joint Venture will enter one of the fastest growing logistics market in the world and plans to expand into the high growth Asian markets with initial focus on China.

The Joint Venture will identify suitable development sites for projects in which CapitaLand will own a 51% stake and Australand the remaining 49%. CapitaLand is one of the largest property companies in Asia with a market capitalisation of S$17.1 billion and is Australand's 54% majority shareholder.

The Joint Venture integrates the strong capabilities of both companies. Australand has a track record and expertise in designing, developing and managing industrial and logistics properties in Australia while CapitaLand has a vast network, human and financial resources, as well as a significant development footprint in Asia.

Mr. Bob Johnston, Chief Executive, Australand said, "This is a very exciting initiative for Australand as it allows us to export our strong industrial and logistics skill sets overseas and integrate it with CapitaLand's vast development expertise and presence in Asia. We are already one of the largest industrial property developers in Australia, having developed over one million square metres of industrial and business park space over the past three years and have a forecast of 424,000 square metres in progress in 2008. The opportunities in Asia are extensive and we expect the Joint Venture to identify projects that will leverage on our knowledge and reputation in this sector." Australand is fortunate to be entering into the Asian market by joining forces with CapitaLand, one of Asia's leading property groups.

AUSTRALAND

Mr. Liew Mun Leong, President and CEO of CapitaLand said, "The JV will provide CapitaLand with a Pan-Asian development platform in the industrial and logistics sectors in Asia. Australand has an impressive track record as a leading industrial property developer in Australia. With CapitaLand's on-ground presence, established delivery platform and local network in key Asian gateway cities, we intend to capitalise on the high growth in the industrial and logistics sector in Asia to become a leading industrial and logistics property player."

Issued by:

Bev Booker
Company Secretary
Tel: +61 2 9767 2182
Email: bbooker@australand.com.au

For further information, please contact:

Bob Johnston
Managing Director
Tel: +61 2 9767 2001
Email: bjohnston@australand.com.au

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	22-Feb-2008 21:46:25
Announcement No.	00219

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Voluntary Unconditional Cash Offer for The Ascott Group Limited – "Dealings Disclosure and Level of Acceptances"
Description	The attached announcement issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matter is for information.
Attachments:	CL.Ascott.dealingsdisclosure.levelofacceptances.22Feb2008.pdf Total size = **63K** (2048K size limit recommended)

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VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED

(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

DEALINGS DISCLOSURE AND LEVEL OF ACCEPTANCES

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**") refers to the offer document dated 26 January 2008 (the "**Offer Document**") in connection with the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer.

All capitalised terms not defined herein shall have the same meaning as used in the Offer Document.

2. DEALINGS DISCLOSURE

DBS Bank wishes to announce, for and on behalf of the Offeror, that the following dealings in the Shares were made on 22 February 2008 by the Offeror:-

1.	Total number of Shares acquired by the Offeror by way of market purchases	1,078,000
2.	Price paid per Share (excluding brokerage commission, clearing fees and Goods and Services Tax)	S$1.73
3.	Percentage of total number of Shares in issue[1] represented by the number of Shares acquired	0.07%

3. LEVEL OF ACCEPTANCES AND AGGREGATE HOLDING

3.1 Acceptances of the Offer

Based on information provided to the Offeror, as at 5.00 p.m. on 22 February 2008, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 343,187,174 Offer Shares, representing approximately 21.32% of the total number of Shares in issue.

Based on information available to the Offeror as at 22 February 2008, these acceptances include acceptances received from the Offeror's Concert Parties in respect of 4,632,740 Offer Shares, representing approximately 0.29% of the total number of Shares in issue.

3.2 Shares held before the Offer Period

As at 8 January 2008, being the Announcement Date, the Offeror, SLPL and AIPL owned or controlled an aggregate of 1,067,846,016 Shares, representing approximately 66.52% of the total number of Shares in issue then. As at the Announcement Date, the Offeror's other Concert Parties owned or controlled an aggregate of 4,886,550 Shares[2], representing approximately 0.30% of the total number of Shares in issue then.

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or agreed to acquire any Shares as at the Announcement Date.

3.3 Acquisitions/Purchases during the Offer Period

Between the Announcement Date and 5.00 p.m. on 22 February 2008, the Offeror has acquired by way of market purchases on the SGX-ST an aggregate of 126,984,000 Shares[3]

---

[1] Unless otherwise stated, references in this Announcement to the total number of Shares in issue are based on 1,609,488,935 Shares.

[2] Of which 75,000 Shares have been disposed by a presumed Concert Party subsequently and based on information available to the Offeror up to 22 February 2008.

[3] These Shares include 146,000 Shares which are believed to have been acquired from a Concert Party, which Shares have been included in the shareholdings of the Offeror's other Concert Parties as at the Announcement Date as stated in paragraph 3.2 above.

(the "**Market Purchase Shares**"), representing approximately 7.89% of the total number of Shares in issue.

On 13 February 2008, 14,500 new Shares were issued to certain directors of subsidiaries of CapitaLand pursuant to the exercise of Options by such directors.

On 21 February 2008, 701,932 new Shares were issued to certain directors of subsidiaries of CapitaLand pursuant to the release of Awards under the Ascott Performance Share Plan.

Save as disclosed above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 22 February 2008) has acquired or agreed to acquire any further Shares between the Announcement Date and 5.00 p.m. on 22 February 2008.

3.4 Aggregate Holding

Accordingly, as at 5.00 p.m. on 22 February 2008, DBS Bank wishes to announce, for and on behalf of the Offeror, the following:-

1.	Aggregate number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, and (ii) valid acceptances of the Offer	1,538,766,432
2.	Percentage of total number of Shares in issue represented by the above number	95.61%

4. COMPULSORY ACQUISITION

Pursuant to Section 215(1) of the Act, if the Offeror receives valid acceptances pursuant to the Offer[4] in respect of not less than 90% of the Offer Shares (other than those already held by the Offeror, its related corporations (including SLPL and AIPL) or their respective nominees and excluding any Shares held as treasury shares) (the "**90% Compulsory Acquisition Acceptance Level**"), the Offeror would have the right to compulsorily acquire all the Offer Shares not acquired by the Offeror pursuant to the Offer. In such event, as stated in the Offer Document, **the Offeror intends to exercise any rights of compulsory acquisition it may have in connection with the Offer**. As at 5.00 p.m. on 22 February 2008, the Offeror has received valid acceptances pursuant to the Offer which, together with the Market Purchase Shares[3], amount to 86.80% of the Offer Shares (other than those already held by the Offeror and its related corporations (including SLPL and AIPL) as at the date of the Offer) and therefore has **not** reached the 90% Compulsory Acquisition Acceptance Level. In other words, the Offeror needs to further acquire 1.08% of the total number of issued Shares before the right of compulsory acquisition becomes exercisable by the Offeror.

---

[4] Pursuant to Section 215(11) of the Act, the Market Purchase Shares which were acquired by the Offeror at or below the Offer Price during the period when the Offer is open for acceptance shall be treated for purposes of Section 215 of the Act as having been acquired by the Offeror by virtue of acceptance of the Offer and shall be counted towards the 90% Compulsory Acquisition Acceptance Level.

Shareholders who have not accepted the Offer have the right under and subject to Section 215(3) of the Act, to require the Offeror to acquire their Shares in the event that the Offeror or its nominees acquire, pursuant to the Offer, such number of Shares which, together with the Shares held by the Offeror, its related corporations (including SLPL and AIPL) or their respective nominees, comprise 90% or more of the total number of issued Shares (excluding treasury shares). Shareholders who have not accepted the Offer and who wish to exercise such right are advised to seek their own independent legal advice.

5. PROCEDURES FOR ACCEPTANCE

Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their FAT or FAA (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than 5.30 p.m. on 26 February 2008 (subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers (the "**Code**") as described in Section 2.7 of the Offer Document[5]) or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

Shareholders who are in any doubt about the Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

Depositors and Shareholders who have not received or who have misplaced the Offer Document and/or the relevant acceptance forms should contact The Central Depository (Pte) Limited or Boardroom Corporate & Advisory Services Pte. Ltd., as the case may be, immediately at the following respective addresses:

The Central Depository (Pte) Limited	Boardroom Corporate & Advisory Services Pte. Ltd.
4 Shenton Way	3 Church Street
#02-01 SGX Centre 2	#08-01 Samsung Hub
Singapore 068807	Singapore 049483

6. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable

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[5] Pursuant to Rule 22.6 of the Code, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
22 February 2008

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SALE OF INDIRECT WHOLLY-OWNED SUBSIDIARY ISHA INVESTMENTS (MAURITIUS) LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Ivory Investments Limited, has sold its entire 100% interest (comprising 22,700,008 ordinary shares) in Isha Investments (Mauritius) Limited ("ISHA") (the "Sale") to Island Investment Holdings (Singapore) Pte. Ltd., a wholly-owned subsidiary of CapitaRetail India Development Fund (the "Fund").

The Fund is a closed-end private fund constituted on 22 November 2007, with a total capital commitment of S$880 million. CapitaLand has an indirect interest of approximately 45% in the Fund which is set up to invest in retail mall developments in India.

ISHA has an interest in the Udaipur Celebration Mall, which is currently under development, and this interest has been transferred to the Fund on completion of the Sale.

The aggregate cash consideration for the Sale is S$23.3 million including holding and transaction costs and was arrived at on a willing-buyer willing-seller basis. The net tangible asset value of ISHA was approximately S$22.6 million as of 31 January 2008.

Following the Sale, ISHA has ceased to be an indirect wholly-owned subsidiary of CapitaLand.

The above transaction is not expected to have any material financial impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
25 February 2008

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	25-Feb-2008 22:47:31
Announcement No.	00222

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	(a) Voluntary Unconditional Cash Offer for The Ascott Group Limited (b) Advertisements in relation to the Offer, to be published on 26 February 2008
Description	The attached announcements issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matters are for information.
Attachments:	SomersetAnn25Feb08.pdf SomersetAd25Feb08English.pdf SomersetAd25Feb08Chinese.pdf Total size = **308K** (2048K size limit recommended)

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VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED

(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

- **OFFEROR IS NOW ENTITLED TO EXERCISE THE RIGHT OF COMPULSORY ACQUISITION**

- **CLOSING DATE IS 11 MARCH 2008**

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**") refers to the offer document dated 26 January 2008 (the "**Offer Document**") in connection with the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer.

All capitalised terms not defined herein shall have the same meaning as used in the Offer Document.

2. DEALINGS DISCLOSURE

DBS Bank wishes to announce, for and on behalf of the Offeror, that the following dealings in the Shares were made on 25 February 2008 by the Offeror:-

1.	Total number of Shares acquired by the Offeror by way of market purchases	321,000
2.	Price paid per Share (excluding brokerage commission, clearing fees and Goods and Services Tax)	S$1.73
3.	Percentage of total number of Shares in issue[1] represented by the number of Shares acquired	0.02%

3. LEVEL OF ACCEPTANCES AND AGGREGATE HOLDING

3.1 Acceptances of the Offer

Based on information provided to the Offeror, as at 5.00 p.m. on 25 February 2008, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 360,913,249 Offer Shares, representing approximately 22.42% of the total number of Shares in issue.

Based on information available to the Offeror as at 25 February 2008, these acceptances include acceptances received from the Offeror's Concert Parties in respect of 4,632,740 Offer Shares, representing approximately 0.29% of the total number of Shares in issue.

3.2 Shares held before the Offer Period

As at 8 January 2008, being the Announcement Date, the Offeror, SLPL and AIPL owned or controlled an aggregate of 1,067,846,016 Shares, representing approximately 66.52% of the total number of Shares in issue then. As at the Announcement Date, the Offeror's other Concert Parties owned or controlled an aggregate of 4,886,550 Shares[2], representing approximately 0.30% of the total number of Shares in issue then.

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or agreed to acquire any Shares as at the Announcement Date.

3.3 Acquisitions/Purchases during the Offer Period

Between the Announcement Date and 5.00 p.m. on 25 February 2008, the Offeror has acquired by way of market purchases on the SGX-ST an aggregate of 127,305,000 Shares[3]

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1 Unless otherwise stated, references in this Announcement to the total number of Shares in issue are based on 1,609,488,935 Shares.

2 Of which 75,000 Shares have been disposed by a presumed Concert Party subsequently.

3 These Shares include 146,000 Shares which are believed to have been acquired from a Concert Party, which Shares have been included in the shareholdings of the Offeror's other Concert Parties as at the Announcement Date as stated in paragraph 3.2 above.

(the "**Market Purchase Shares**"), representing approximately 7.91% of the total number of Shares in issue.

On 13 February 2008, 14,500 new Shares were issued to certain directors of subsidiaries of CapitaLand pursuant to the exercise of Options by such directors.

On 21 February 2008, 701,932 new Shares were issued to certain directors of subsidiaries of CapitaLand pursuant to the release of Awards under the Ascott Performance Share Plan.

Save as disclosed above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 25 February 2008) has acquired or agreed to acquire any further Shares between the Announcement Date and 5.00 p.m. on 25 February 2008.

3.4 Aggregate Holding

Accordingly, as at 5.00 p.m. on 25 February 2008, DBS Bank wishes to announce, for and on behalf of the Offeror, the following:-

1.	Aggregate number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, and (ii) valid acceptances of the Offer	1,556,813,507
2.	Percentage of total number of Shares in issue represented by the above number	96.73%

3.5 Acceptances of the Options Proposal

Based on information provided to the Offeror, as at 5.00 p.m. on 25 February 2008, the Offeror has also received acceptances of the Options Proposal in respect of 15,615,751 Options to subscribe for 15,615,751 new Shares granted under the Option Plan.

4. COMPULSORY ACQUISITION

4.1 The Offeror's right of compulsory acquisition under Section 215(1) of the Act

Pursuant to Section 215(1) of the Act, if the Offeror receives valid acceptances pursuant to the Offer[4] in respect of not less than 90% of the Offer Shares (other than those already held by the Offeror, its related corporations (including SLPL and AIPL) or their respective nominees as at the date of the Offer and excluding any Shares held as treasury shares) (the "**90% Compulsory Acquisition Acceptance Level**"), the Offeror would have the right to compulsorily acquire all the Offer Shares not acquired by the Offeror pursuant to the Offer. As stated in the Offer Document, the Offeror intends to exercise any rights of compulsory acquisition it may have in connection with the Offer, if it is entitled to do so.

[4] Pursuant to Section 215(11) of the Act, the Market Purchase Shares which were acquired by the Offeror at or below the Offer Price during the period when the Offer is open for acceptance shall be treated for purposes of Section 215 of the Act as having been acquired by the Offeror by virtue of acceptance of the Offer and shall be counted towards the 90% Compulsory Acquisition Acceptance Level.

As at 5.00 p.m. on 25 February 2008, **the Offeror has received valid acceptances pursuant to the Offer which, together with the Market Purchase Shares[3], amount to 90.14% of the Offer Shares** (other than those already held by the Offeror, SLPL and AIPL as at the date of the Offer) **and therefore has reached the 90% Compulsory Acquisition Acceptance Level. Accordingly, the Offeror is now entitled to, and it intends to exercise, its right under Section 215(1) of the Act to compulsorily acquire those Offer Shares not acquired by it pursuant to the Offer at a cash consideration equivalent to the Offer Price of S$1.73 for each Offer Share.**

Subsequent to such compulsory acquisition, Ascott will be delisted from the Main Board of the SGX-ST.

Shareholders should note that the Offer remains open for acceptance until the Final Closing Date stated in paragraph 5 below and the Offer is therefore an opportunity for Shareholders to realise their Shares at the Offer Price as soon as practicable.

4.2 Shareholders' right to require the Offeror to acquire their Shares under Section 215(3) of the Act

Shareholders who have not accepted the Offer have the right under and subject to Section 215(3) of the Act, to require the Offeror to acquire their Shares in the event that the Offeror or its nominees acquire, pursuant to the Offer, such number of Shares which, together with the Shares held by the Offeror, its related corporations (including SLPL and AIPL) or their respective nominees, comprise 90% or more of the total number of issued Shares (excluding treasury shares). Shareholders who have not accepted the Offer and who wish to exercise such right are advised to seek their own independent legal advice.

5. FINAL CLOSING DATE

It was stated in the Offer Document that the Offer will close at 5.30 p.m. on 26 February 2008 (subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers (the "**Code**")) or such later date(s) as may be announced from time to time by or on behalf of the Offeror. Pursuant to Rule 22.6 of the Code, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would other have closed (being 5.30 p.m. on 26 February 2008. **Accordingly, as required by Rule 22.6 of the Code, DBS Bank wishes to announce, for and on behalf of the Offeror, that the closing date of the Offer will be 5.30 p.m. on 11 March 2008 (the "Final Closing Date").**

Similarly, the Options Proposal will be open for acceptance until **5.30 p.m. on the Final Closing Date.**

The Offeror does not intend to extend the Offer and the Options Proposal beyond the Final Closing Date. Notice is hereby given that the Offer and the Options Proposal will not be open for acceptance beyond 5.30 p.m. on the Final Closing Date. Acceptances received after 5.30 p.m. on the Final Closing Date will be rejected.

Shareholders who have not yet accepted the Offer and Optionholders who have not yet accepted the Options Proposal have until 5.30 p.m. on the Final Closing Date to do so. Remittances in the form of cheques for the appropriate amounts will be despatched to

accepting Shareholders at their own risk as soon as practicable and in any event within 10 days of the receipt of acceptances of the Offer which are complete in all respects and are received by 5.30 p.m. on the Final Closing Date.

6. PROCEDURES FOR ACCEPTANCE

Shareholders who wish to accept the Offer and Optionholders who wish to accept the Options Proposal but have not done so should complete, sign and forward their FAT or FAA (as the case may be) or the acceptance letter for the Options Proposal (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than the Final Closing Date.

Shareholders and Optionholders who are in any doubt about the Offer and/or the Options Proposal should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

Depositors, Shareholders and Optionholders who have not received or who have misplaced the Offer Document, the Options Proposal Letter and/or the relevant acceptance forms should contact The Central Depository (Pte) Limited or Boardroom Corporate & Advisory Services Pte. Ltd., as the case may be, immediately at the following respective addresses:

The Central Depository (Pte) Limited	Boardroom Corporate & Advisory Services Pte. Ltd.
4 Shenton Way	3 Church Street
#02-01 SGX Centre 2	#08-01 Samsung Hub
Singapore 068807	Singapore 049483

7. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
25 February 2008

CapitaLand

THE ASCOTT GROUP

A Member of CapitaLand

VOLUNTARY UNCONDITIONAL CASH OFFER FOR THE ASCOTT GROUP LIMITED ("ASCOTT")

THE OFFEROR AND ITS CONCERT PARTIES NOW OWN 96.73%[1] OF ASCOTT

Final Closing Date is 11 March 2008[2]

1. **Pursuant to the Companies Act[3], Somerset Capital Pte Ltd (the "Offeror") is now entitled to exercise the right to compulsorily acquire the remaining Ascott shares not tendered under the offer. As stated in the offer document, the Offeror intends to exercise such right. Subsequent to such compulsory acquisition, Ascott will be delisted from the Main Board of the SGX-ST[4].**

2. **If you wish to tender your Ascott shares, you should fill in and submit the appropriate form enclosed with the offer document. Payment will be despatched to you within 10 days after the receipt of such acceptances. The sooner you tender your acceptances, the earlier you can receive your payment.**

3. **The offer will not be extended beyond 5.30 p.m. on 11 March 2008, Tuesday.**

For more information, please call our Information Hotline at (65) 6878 8995.

Issued by
SOMERSET CAPITAL PTE LTD
a wholly-owned subsidiary of CapitaLand Limited

25 February 2008

Important Notice

Shareholders are advised to read this advertisement in conjunction with the offer document dated 26 January 2008, the offeree circular from Ascott dated 11 February 2008 and the announcement dated 25 February 2008 released by DBS Bank Ltd (electronic copies of which are available at www.sgx.com) in their entirety before taking any action in relation to the offer.

Nothing contained herein is intended to be, or shall be taken as, advice, recommendation or solicitation to Ascott's shareholders or any other party. DBS Bank Ltd is acting for and on behalf of Somerset Capital Pte Ltd and does not purport to advise Ascott's shareholders.

The views of the directors of Ascott who are considered independent for the purposes of the offer and the independent financial adviser to such directors on the offer were made available by Ascott to shareholders in its circular dated 11 February 2008, which has been despatched to shareholders on the same day. Shareholders should consider their advice before taking any action in relation to the offer.

The directors of the Offeror (including those who may have delegated detailed supervision of this advertisement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this advertisement are fair and accurate and that no material facts have been omitted from this advertisement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this advertisement.

1 Aggregate number of (i) shares owned, controlled or agreed to be acquired by the Offeror and its concert parties, and (ii) valid acceptances of the offer, as of 25 February 2008. Please see the announcement on dealings disclosure and level of acceptances released on SGXNET on 25 February 2008.

2 Pursuant to Rule 22.6 of The Singapore Code on Take-overs and Mergers, the Closing Date is 11 March 2008.

3 Pursuant to Section 215(1) of the Companies Act, Chapter 50 of Singapore, as the Offeror has received valid acceptances pursuant to the offer in respect of not less than 90% of the issued shares of Ascott other than those already held by the Offeror, its related corporations (including Somerset Land Pte Ltd and Areca Investment Pte Ltd) and their respective nominees as at the date of the Offer (the "Offer Shares"), the Offeror is now entitled to exercise the right to compulsorily acquire all the Offer Shares not acquired by the Offeror pursuant to the offer.

4 Singapore Exchange Securities Trading Limited.

CapitaLand

THE ASCOTT GROUP
A Member of CapitaLand

雅诗阁集团有限公司(THE ASCOTT GROUP LIMITED) ("雅诗阁")自愿无条件现金收购要约

要约人及其一致行动人现持有雅诗阁96.73%[1]

最终截止日为2008年3月11日[2]

1. 依照公司法[3]，Somerset Capital Pte Ltd ("要约人")现有权行使强制收购本要约下未获出售承诺的雅诗阁股票的权力。根据要约书所披露，要约人欲就行使上述权利。强制收购后，雅诗阁股票将从新交所[4]主板除牌。

2. 如果您承诺出售雅诗阁股票，请填写并提交要约书所附适当表格。我们将在收到承诺表后10天内将向您寄出现款。越早承诺出售，将越早收到现款。

3. 要约将于2008年3月11日星期二下午5:30截止，不再延期。

如需更多详情，请拨打我们的询问热线 (65) 6878 8995.

SOMERSET CAPITAL PTE LTD
嘉德置地有限公司(CapitaLand Limited)之全资子公司

2008年2月25日

重要提示

股东决定是否接受要约之前，应当结合2008年1月26日的要约书、2008年2月11日雅诗阁致受要约人通告及2008年2月25日星展银行 (DBS Bank Ltd) 公告(电子版可在 www.sgx.com 网站查阅)全文阅读本广告。

本广告中没有任何内容有意或可视为给予雅诗阁股东或任何他人建议、推荐或请求。星展银行仅为 Somerset Capital Pte Ltd 的代表，无意向雅诗阁股东提供任何意见。

雅诗阁已在2008年2月11日的通告(同日送发股东)中向股东提供要约中视为独立的雅诗阁董事及其关于要约的独立财务顾问的意见。股东针对要约采取任何行动之前应当考虑上述意见。

要约人的董事(包括委托他人具体监督本广告的董事)均已履行合理谨慎义务确保本广告所述事实和意见公平、准确、且未遗漏任何重大事实，并就此承担连带责任。对于从任何公开出版资料或其他公开渠道摘录的信息(包括但不限于有关雅诗阁及其子公司的信息)，要约人董事的责任仅限于通过合理查询确保上述信息的摘录或其在本广告中的引用或复述准确无误。

1 在于2008年2月25日 (i) 要约人及其一致行动人持有、控制或落实收购的股票数量，和 (ii) 有效承诺出售的股票数量的总数量之和 。请参阅读2008年2月25日SGXNET上关于交易披露和要约承诺率的公告。

2 依照新加坡收购与兼并守则，截止日为2008年3月11日。

3 依照新加坡法律第50章公司法第215(1)条，由于要约人已获得的有效出售承诺，不少于除要约人、其关联企业 (包括 Somerset Land Pte Ltd 和 Areca Investment Pte Ltd) 及各自的指定人在2008年1月29日已持有的股票之外雅诗阁已发行股票 ("要约股票") 的90%，要约人有权依照要约行使强制收购要约人尚未收购的所有要约股票的权力。

4 新加坡证券交易所有限公司(Singapore Exchange Securities Trading Limited)。

CapitaLand

NEWS RELEASE

For immediate release
25 February 2008

Somerset Capital now owns 96.7% of Ascott

It is now entitled to exercise the right of compulsory acquisition

Singapore, 25 February 2008 – Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, today announced that, together with its concert parties, its aggregate holding in Ascott is 96.73%[(1)(2)] as of 25 February 2008.

Somerset Capital has received valid acceptances pursuant to the Offer which, together with the Ascott shares it has acquired from the market, amount to 90.14% of Ascott shares (other than those already held by Somerset Capital and its related corporations including Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer).

With this level of acceptance, Somerset Capital is now entitled to exercise the right to compulsorily acquire the remaining Ascott shares that it does not already own.

Ascott shareholders who have yet to accept the offer can still do so before the closing date of **11 March 2008**[(3)]. The sooner they tender their acceptances, the earlier they can receive payment, which will be despatched within 10 days after the receipt of such valid acceptances.

The Offer is unconditional in all respects and Somerset Capital does not intend to revise the Offer Price of S$1.73[(4)] per Ascott share.

The Offer will not be extended beyond 5.30 p.m. on Tuesday, 11 March 2008.

Notes:

(1) Please see the announcement on dealings disclosure and level of acceptances released on SGXNET on 25 February 2008.
(2) References in this announcement to the total number of Ascott shares in issue are based on 1,609,488,935 shares.
(3) Pursuant to Rule 22.6 of The Singapore Code on Take-overs and Mergers, the final closing date is 11 March 2008.
(4) The Offer Price of S$1.73 per share includes the rights to receive any dividends, other distributions or return of capital on the share.

The Directors of Somerset Capital (including those who may have delegated detailed supervision of this News Release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this News Release are fair and accurate and that no material facts have been omitted from this News Release, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources (including, without limitation, information relating to Ascott), the sole responsibility of the Directors has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this News Release.

This News Release should be read in conjunction with the Offer Document dated 26 January 2008 despatched by DBS Bank, for and on behalf of the Offeror, to Ascott shareholders and the announcement dated 25 February 2008 released by DBS Bank. Ascott shareholders are advised to read the Offer Document in its entirety because they will contain important information. Ascott shareholders should also read Ascott's circular in relation to the Offer (which has been despatched on 11 February 2008) and carefully consider the information and advice contained in that circular. Copies of these documents may be obtained from the SGX-ST website (www.sgx.com).

Issued by: Somerset Capital Pte Ltd (Co. Regn: 199903322R)
Date: 25 February 2008

For more information, please contact the following persons during office hours:

DBS Bank Ltd
Mergers & Acquisitions Advisory Tel: (65) 6878-8995

Lawrence Ng	Chan Yow Phong
Senior Vice President	Vice President

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Feb-2008 19:42:11
Announcement No.	00183

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "Distribution per unit and payment date"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CRCTAnnc.DPUPayment25Feb08.pdf Total size = **161K** (2048K size limit recommended)

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CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 23 October 2006 (as amended))

DISTRIBUTION PER UNIT AND PAYMENT DATE

Further to its announcement dated 25 January 2008 in relation to the distributable income of CapitaRetail China Trust ("**CRCT**") for the period from 1 July 2007 to 4 February 2008, the Board of Directors of CapitaRetail China Trust Management Limited, the manager of CRCT (the "**Manager**") is pleased to announce that the distribution per unit in CRCT ("**Unit**") will be 4.04 cents and the date of payment of the distribution will be 25 March 2008.

For enquiries, please contact Shirlene Sim at +65 6826 5543 or email: shirlene.sim@capitaland.com or visit our website at <www.capitaretailchina.com>.

In relation to the initial public offering of Units, the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

CapitaRetail China Trust Management Limited
(Company Registration No. 200611176D)
As manager of CapitaRetail China Trust

Kannan Malini
Company Secretary
25 February 2008

Important Notice

This Announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for the Units.

The value of the Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that holders of Units may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

The new Units have not been and will not be registered under the U.S. Securities Act of 1933 (as amended) and, subject to certain exceptions, may not be offered or sold within the United States, to and/or for the benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933 (as amended)).

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Feb-2008 13:39:36
Announcement No.	00050

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Voluntary Unconditional Cash Offer for The Ascott Group Limited - Public Disclosure of Dealings"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	TAGL_Disclosure_of_Dealings_Annc_26Feb08.pdf Total size = **246K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)
Company Registration no. 197900881N

VOLUNTARY UNCONDITIONAL CASH OFFER FOR THE ASCOTT GROUP LIMITED (THE "COMPANY")

PUBLIC DISCLOSURE OF DEALINGS

The Board of Directors of the Company refers to the voluntary unconditional cash offer for the Company made by DBS Bank Ltd, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited.

Pursuant to Rule 12.1 of the Singapore Code on Take-overs and Mergers, the Company wishes to report the following dealings in the ordinary shares in the capital of the Company ("**Shares**") on 25 February 2008:

(a) by Hazel Chew Siew Cheng, a director of several subsidiaries and associated companies of the Company

Date of disposal	:	25 February 2008
Name	:	Hazel Chew Siew Cheng
Number of Shares disposed	:	76,000 Shares
Percentage of issued capital of the Company*	:	Approximately 0.005%
Price per Share (excluding brokerage, GST, stamp duties, clearing fee)	:	50,000 Shares at S$1.97 26,000 Shares at S$2.01
Resultant total number of Shares owned or controlled	:	445,272 Shares
Resultant total percentage of issued capital of the Company*	:	Approximately 0.028%

(b) by Chong Kee Hiong, a director of several subsidiaries and associated companies of the Company

Date of disposal	:	25 February 2008
Name	:	Chong Kee Hiong
Number of Shares disposed	:	800,000 Shares
Percentage of issued capital of the Company*	:	Approximately 0.050%
Price per Share (excluding brokerage, GST, stamp duties, clearing fee)	:	300,000 Shares at S$1.91 400,000 Shares at S$1.93 100,000 Shares at S$1.97
Resultant total number of Shares owned or controlled	:	242,542 Shares
Resultant total percentage of issued capital of the Company*	:	Approximately 0.015 %

(c) by Gerard Weller, a director of several subsidiaries and associated companies of the Company

Date of disposal	:	25 February 2008
Name	:	Gerard Weller
Number of Shares disposed	:	260,000 Shares
Percentage of issued capital of the Company*	:	Approximately 0.016%
Price per Share (excluding brokerage, GST, stamp duties, clearing fee)	:	66,000 Shares at S$1.93 184,000 Shares at S$1.95 10,000 Shares at S$1.97
Resultant total number of Shares owned or controlled	:	636 Shares
Resultant total percentage of issued capital of the Company*	:	not meaningful

(d) by Alfred Ong Kian Tiong, a director of several subsidiaries and associated companies of the Company

Date of disposal	:	25 February 2008
Name	:	Alfred Ong Kian Tiong
Number of Shares disposed	:	100,000 Shares
Percentage of issued capital of the Company*	:	Approximately 0.006%
Price per Share (excluding brokerage, GST, stamp duties, clearing fee)	:	S$1.97
Resultant total number of Shares owned or controlled	:	160,636 Shares
Resultant total percentage of issued capital of the Company*	:	Approximately 0.010%

Note:
*Based on total number of issued Shares of 1,609,488,935.

The Board of Directors of the Company (including those who may have delegated detailed supervision of this announcement ("**Announcement**")) has taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of the Company has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Hazel Chew / Lam Chee Kin
Joint Company Secretaries
26 February 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPLETION OF SALE OF STAKE IN SAVU INVESTMENTS PTE. LTD. (FORMERLY KNOWN AS SAVU INVESTMENTS LTD)

Further to its announcement made on 15 January 2008, CapitaLand Limited ("CapitaLand") wishes to announce that the sale by its indirect wholly-owned subsidiary, Malachite Land Pte Ltd of its entire 50% stake in Savu Investments Pte. Ltd. ("SIPL") (formerly known as Savu Investments Ltd), has been completed today.

Following the completion of the sale, SIPL has ceased to be an associated company of CapitaLand.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
26 February 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Feb-2008 18:38:23
Announcement No.	00174

>> Announcement Details -

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Ascott expands Indonesia presence with fifth serviced residence"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	Ascott.NewRelease.Indonesia.FifthServicedResidence.26Feb08.pdf Total size = **188K** (2048K size limit recommended)

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THE ASCOTT GROUP
A Member of CapitaLand
THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811
Telephone
(65) 6220 8222
Facsimile
(65) 6227 2220
www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT EXPANDS INDONESIA PRESENCE WITH FIFTH SERVICED RESIDENCE

Singapore, 26 February 2008 – The Ascott Group (Ascott) has signed a contract with PT Ciputra Adigraha, a subsidiary of PT Ciputra Property Tbk (CTRP), one of Indonesia's most established commercial property developers, to manage a new serviced residence in Jakarta's Central Business District. To be called Somerset Kuningan, Jakarta, the 153-unit serviced residence is expected to open in the second half of 2012. It will be Ascott's fifth serviced residence in Indonesia.

Somerset Kuningan will be part of a large integrated development called Ciputra World Jakarta. The 10-hectare Ciputra World Jakarta comprises a high-end retail mall, office towers, condominiums and a 5-star diamond hotel cum luxury residence.

Mr Gerald Lee, Ascott's Deputy CEO (Operations) said: "Ascott has been operating in Indonesia for about a decade. We have built a strong presence in the country by working closely with established companies like CTRP which is a leader in commercial property development. With more properties we will be able to reinforce our leadership position, build operational synergies and reap economies of scale in marketing and cross-selling."

Mr Lee added: "Somerset Kuningan enjoys a prime location in Jakarta's Golden Triangle, a business and embassy district with a sizeable expatriate community. Along with our existing serviced residences in Jakarta - Ascott Jakarta, Somerset Grand Citra and Somerset Berlian - the new serviced residence will enable us to enhance our visibility in the capital."

Mr Artadinata Djangkar, CTRP's Director said: "We have built a strong and fruitful partnership with The Ascott Group since we started our first joint venture, Somerset Grand Citra in 1996. The properties managed by Ascott have won many awards for brand and service excellence. I believe that this collaboration between CTRP and the world's largest international serviced residence owner-operator will bring greater mutual benefits."

Somerset Kuningan brings Ascott's portfolio in Indonesia to 1,091 units across five serviced residences; four in Jakarta and one in Surabaya.

The management contract is not expected to have any material impact on the net tangible assets or earnings per share of The Ascott Group Limited for the current financial year.

About The Ascott Group

The Ascott Group is the world's largest international serviced residence owner-operator with about 15,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as over 6,000 units which are under development, making a total of close to 21,000 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 55 cities in 23 countries, 13 of which are new cities in Ascott's portfolio where its serviced residences are being developed. Ascott's properties can be found in cities including London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai and Manama in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 24-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include DestinAsian Readers' Choice Awards 2008 'Best Serviced Apartment/Residence Operator', World Travel Awards 2007 'Australasia's Leading Hotel' and 'New Zealand's Leading Hotel', Business Traveller UK Awards 2007 'Best Serviced Residence Company', Business Traveller Asia Pacific Awards 2007 'Best Serviced Residence Brand' and 'Best Serviced Residence', and Forbes China 2008 'China's Best Serviced Apartments'. For a full list of awards, please visit http://www.theascottgroup.com/aboutus/awards

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, the largest real estate company in Southeast Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries. The company's real estate and hospitality portfolio spans more than 100 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit http://www.theascottgroup.com/aboutus/group_directory.html

About PT Ciputra Property Tbk (CTRP)

PT Ciputra Property, a company listed on the Indonesia Stock Exchange, is one of the most established commercial property developers in the country. It owns and manages hotels, shopping malls, offices and apartments. The company focuses on commercial property development throughout key cities of Indonesia. It currently owns three projects – Mall and Hotel Ciputra Jakarta, Mall and Hotel Ciputra Semarang, and Somerset Grand Citra serviced residence. In line with their vision and focus, CTRP will continue to expand in key cities of Indonesia, especially in Jakarta. The latest development by CTRP is Ciputra World Jakarta, located along Jl. Prof. Dr. Satrio, also called the "Orchard Road of Jakarta".

Issued by : The Ascott Group Limited Website: www.theascottgroup.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Media

Celina Low, Vice-President, Corporate Communications
Tel: (65) 6500 3399 Hp: (65) 96825458 Email: celina.low@the-ascott.com

Foo Siew Shyan, Assistant Manager, Corporate Communications
Tel: (65) 6500 3404 Hp: (65) 93627652 Email: foo.siewshyan@the-ascott.com

Analyst

Lilian Goh, Head, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 97955225 Email: lilian.goh@the-ascott.com

RECEIVED

2008 MAR 14 A 11:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CONVERTIBLE BONDS DUE 2018
SGX-ST APPROVAL IN-PRINCIPLE

CapitaLand Limited (the "**Company**") refers to its proposed issue (the "**Issue**") of up to S$1.5 billion 3.125 per cent. convertible bonds due 2018 (the "**Convertible Bonds**"), convertible into new ordinary shares in the capital of the Company (the "**Shares**").

All capitalised terms used and not defined herein shall have the same meanings given to them in the announcements dated 31 January 2008 and 1 February 2008 made by the Company in connection with the Convertible Bonds.

The Company wishes to announce that it has on 25 February 2008 received the in-principle approval of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for the listing and quotation of (a) up to S$1.5 billion principal amount of Convertible Bonds and (b) up to 174,135,128 of new Shares to be issued upon conversion of the Convertible Bonds (the "**New Shares**") and upon redemption of the Convertible Bonds in certain circumstances (the "**Stock Settlement Shares**").

The SGX-ST's in-principle approval for the listing and quotation of the Convertible Bonds, the New Shares and the Stock Settlement Shares was granted subject to the following conditions:

(i) compliance with the SGX-ST's listing rules;

(ii) a valid share issue mandate being available and sufficient for the issue of the Convertible Bonds, the New Shares and the Stock Settlement Shares;

(iii) announcement via SGXNet of the amount of proceeds from the Convertible Bonds intended to be set aside for each specific use;

(iv) submission to the SGX-ST of the documents set out in Rule 315 of the SGX-ST Listing Manual;

(v) submission to the SGX-ST of the notification referred to in Rule 864(4) of the SGX-ST Listing Manual, if applicable, upon any significant changes affecting the matter in the Company's application for the listing and quotation of the Convertible Bonds, the New Shares and the Stock Settlement Shares;

(vi) submission to the SGX-ST of a written confirmation from the lead manager of the Issue, J.P. Morgan (S.E.A.) Limited, that the Convertible Bonds will not be placed to the categories of persons identified in Rule 812(1) of the SGX-ST Listing Manual (excluding Temasek Holdings Private Limited and its group companies (the "**Temasek Group**"));

(vii) submission to the SGX-ST of a written confirmation from the Company that:

(1) the Convertible Bonds will not be placed to the categories of persons identified in Rule 812(1) of the SGX-ST Listing Manual (excluding the Temasek Group); and

(2) the offering circular to be issued by the Company in relation to the Issue contains information that institutional and sophisticated investors would customarily expect to see in such documents;

(viii) submission to the SGX-ST of a written undertaking from the Company that:

(1) the Convertible Bonds will be traded in a minimum board lot size of S$200,000 or its equivalent in foreign currencies for as long as the Convertible Bonds are listed on the SGX-ST, and the board lot size will not be redenominated subsequent to the Issue;

(2) the Company will observe the continuing listing requirements relating to debt securities in Part VI of Chapter 7 of the SGX-ST Listing Manual;

(3) periodic announcements will be made via SGXNet on the use of the proceeds from the Convertible Bonds as and when the funds are materially disbursed;

(4) disclosure of a status report on the use of the proceeds will be made via SGXNet annually until such time the proceeds from the Convertible Bonds have been fully utilised; and

(5) the Company will announce details of the conversion of the Convertible Bonds (including the number of New Shares issued and the conversion price) each time the share capital of the Company is increased as a result of the conversion of the Convertible Bonds by an amount equivalent to 0.1% of the total issued share capital of the Company.

The SGX-ST's in-principle approval for the listing and quotation of the Convertible Bonds, the New Shares and the Stock Settlement Shares is not to be taken as an indication of the merits of the Convertible Bonds, the New Shares, the Stock Settlement Shares, the Company or its subsidiaries.

By Order of the Board

Low Sai Choy
Company Secretary
26 February 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	26-Feb-2008 21:02:23
Announcement No.	00218

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Voluntary Unconditional Cash Offer for The Ascott Group Limited - "Dealings Disclosure and Level of Acceptances"
Description	The attached announcement issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matter is for information.
Attachments:	SomersetAnn26Feb08.pdf Total size = **50K** (2048K size limit recommended)

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VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED

(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

DEALINGS DISCLOSURE AND LEVEL OF ACCEPTANCES

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**") refers to the offer document dated 26 January 2008 (the "**Offer Document**") in connection with the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer.

All capitalised terms not defined herein shall have the same meaning as used in the Offer Document.

2. DEALINGS DISCLOSURE

DBS Bank wishes to announce, for and on behalf of the Offeror, that the following dealings in the Shares were made on 26 February 2008 by the Offeror:-

1.	Total number of Shares acquired by the Offeror by way of market purchases	4,922,000
2.	Price paid per Share (excluding brokerage commission, clearing fees and Goods and Services Tax)	S$1.73
3.	Percentage of total number of Shares in issue[1] represented by the number of Shares acquired	0.31%

3. LEVEL OF ACCEPTANCES AND AGGREGATE HOLDING

3.1 Acceptances of the Offer

Based on information provided to the Offeror, as at 5.00 p.m. on 26 February 2008, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 376,153,030 Offer Shares, representing approximately 23.37% of the total number of Shares in issue.

Based on information available to the Offeror as at 26 February 2008, these acceptances include acceptances received from the Offeror's Concert Parties in respect of 4,632,740 Offer Shares, representing approximately 0.29% of the total number of Shares in issue.

3.2 Shares held before the Offer Period

As at 8 January 2008, being the Announcement Date, the Offeror, SLPL and AIPL owned or controlled an aggregate of 1,067,846,016 Shares, representing approximately 66.52% of the total number of Shares in issue then. As at the Announcement Date, the Offeror's other Concert Parties owned or controlled an aggregate of 4,886,550 Shares[2], representing approximately 0.30% of the total number of Shares in issue then.

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or agreed to acquire any Shares as at the Announcement Date.

3.3 Acquisitions/Purchases during the Offer Period

Between the Announcement Date and 5.00 p.m. on 26 February 2008, the Offeror has acquired by way of market purchases on the SGX-ST an aggregate of 132,227,000 Shares[3], representing approximately 8.22% of the total number of Shares in issue.

---

1 Unless otherwise stated, references in this Announcement to the total number of Shares in issue are based on 1,609,488,935 Shares.

2 Of which 75,000 Shares have been disposed by a presumed Concert Party subsequently.

On 13 February 2008, 14,500 new Shares were issued to certain directors of subsidiaries of CapitaLand pursuant to the exercise of Options by such directors.

On 21 February 2008, 701,932 new Shares were issued to certain directors of subsidiaries of CapitaLand pursuant to the release of Awards under the Ascott Performance Share Plan.

Save as disclosed above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 26 February 2008) has acquired or agreed to acquire any further Shares between the Announcement Date and 5.00 p.m. on 26 February 2008.

3.4 Aggregate Holding

Accordingly, as at 5.00 p.m. on 26 February 2008, DBS Bank wishes to announce, for and on behalf of the Offeror, the following:-

1.	Aggregate number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, and (ii) valid acceptances of the Offer	1,576,975,288
2.	Percentage of total number of Shares in issue represented by the above number	97.98%

4. PROCEDURES FOR ACCEPTANCE

Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their FAT or FAA (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than the Final Closing Date.

Shareholders who are in any doubt about the Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

Depositors and Shareholders who have not received or who have misplaced the Offer Document and/or the relevant acceptance forms should contact The Central Depository (Pte) Limited or Boardroom Corporate & Advisory Services Pte. Ltd., as the case may be, immediately at the following respective addresses:

The Central Depository (Pte) Limited	Boardroom Corporate & Advisory Services Pte. Ltd.
4 Shenton Way	3 Church Street
#02-01 SGX Centre 2	#08-01 Samsung Hub
Singapore 068807	Singapore 049483

5. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all

---

[3] These Shares include 146,000 Shares which are believed to have been acquired from a Concert Party, which Shares have been included in the shareholdings of the Offeror's other Concert Parties as at the Announcement Date as stated in paragraph 3.2 above.

opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
26 February 2008

CapitaLand

For immediate release
27 February 2008

NEWS RELEASE

CapitaLand strengthens Vietnam presence with new business initiatives

Signs strategic partnership for a pipeline of properties and targets a US$300m development fund

Vietnam, 27 February 2008 – CapitaLand Limited ("CapitaLand") today announced that it is strengthening its presence in Vietnam, which is one of its key Asian markets, with a slew of new business initiatives. These include forming a strategic partnership with a local partner to provide a pipeline of properties and setting up a US$300 million development fund to invest in real estate projects in Vietnam.

CapitaLand today signed a Statement of Strategic Intent with its local Vietnamese partner, Nam Thang Long Investment Joint-Stock Company, to form a strategic alliance to seek further business opportunities in Vietnam with a real estate focus. Nam Thang Long Investment Joint-Stock Company will seek and explore potential business opportunities in Vietnam; and together with CapitaLand, develop residential properties and commercial/residential mixed developments.

In addition, CapitaLand will leverage on its real estate and fund management capabilities to set up its first property fund to invest in Vietnam. It intends to take a 30% sponsor stake in the fund. The target fund size is US$300 million (approximately S$426 million). With the benefit of a fund, CapitaLand is well-positioned to invest in the strong pipeline of real estate projects in the country.

CapitaLand has signed a Memorandum of Understanding with Citi Private Bank, one of the world's largest wealth managers, which serves high net worth individuals, each with more than US$10 million in net worth.

Ms Thuy Duong, General Director & Chairwoman of Nam Thang Long Investment Joint-Stock Company, said: "CapitaLand has an outstanding track record in Vietnam. The launch of The Vista, a residential development in Ho Chi Minh City last year, was tremendously successful. We are therefore very keen to work with an established international property developer like CapitaLand, to build more quality homes to cater to increasingly affluent and discerning Vietnamese consumers, who will appreciate the excellent design, superior construction and well-planned recreational facilities and amenities of CapitaLand's properties. We have a strong pipeline of real estate projects in Vietnam and we look forward to expanding our collaboration with CapitaLand, which has impressive multi-sector expertise in residential, commercial and retail properties, as well as other integrated developments."

Mr Deepak Sharma, Chief Executive Officer, Citi Global Wealth Management International, said: "This Memorandum of Understanding represents another milestone in our long-standing partnership with CapitaLand and is also a clear testimony to CapitaLand's established track record in real estate fund management. Many of the Citi Private Bank's clients have a keen interest in real estate investments, especially in the fast growing markets of Asia. We will leverage Citi Private Bank's vast intellectual resources and diverse network to deliver to our high net worth clients exciting and unique real estate investment opportunities in Vietnam, one of the world's most dynamic economies and the newest investment frontier in Asia."

Mr Liew Mun Leong, President & CEO of CapitaLand Group, said: "We see vast opportunities in the Vietnam real estate market, driven by the country's strong macro-economic growth and rapid urbanisation. We already have several large property projects developing in the country. Another strategy to address this opportunity is to have a Vietnam-focused fund. We believe that such a fund will follow the success of the China fund which was also co-marketed with Citi Private Bank in China – CapitaLand China Development Fund. Citi Private Bank's involvement with CapitaLand is an endorsement of CapitaLand's development delivery capabilities and our skill sets in real estate capital management. Our aim is to deepen CapitaLand's presence in Vietnam to become a significant long term real estate player here. We're confident of doubling our residential pipeline in Vietnam from the present 2,800 homes to about 6,000 in the next three years and we're also looking for opportunities in the office, retail, and integrated leisure, entertainment and conventions (ILEC) sectors."

Currently, CapitaLand's strong financial position allows it to tap opportunities in Vietnam and many other emerging economies despite the tough global financial landscape. In February 2008, CapitaLand raised S$1.3 billion through a 10-year convertible bond issue. It is the largest 10-year convertible bond transaction ever done in Singapore. Recently, it also closed two new funds – the CapitaRetail India Development Fund, which raised US$600 million in November 2007 to invest in retail development projects in India and the CapitaRetail China Development Fund II, which also raised US$600 million in October 2007.

More details regarding the proposed Vietnam fund will be released at a later date. This news release is for information purposes only and does not constitute an invitation to purchase or subscribe for units in the fund.

About Nam Thang Long Investment Joint-Stock Company

Nam Thang Long Investment Joint-Stock Company was established in Vietnam in 2003. The company specializes in investment in building and construction, transportation and chemical manufacturing projects, as well as the development of residential and commercial property and golf courses. With the support of its extensive relationship network and in-depth domestic knowledge, the company has accomplished various successful infrastructure projects, real estate developments and investments in the hospitality industry.

About Citi Private Bank

Citi Private Bank, one of the largest private banking businesses in the world, provides the wealth creators in today's global economy with a full range of finance, banking, investment, trust and advisory services through its nearly 470 private bankers and 290 product specialists in more than 30 countries. Our clients rely on us for comprehensive solutions, including access to capital, sophisticated investment strategies and liquidity management, as well as expertise from Citi Markets & Banking. Citi Private Bankers act as trusted advisors, designing and coordinating insightful solutions for individual client needs, with an emphasis on personalized, confidential service. www.citibank.com/privatebank

About Citi

Citi, the leading global financial services company, has some 200 million customer accounts and does business in more than 100 countries, providing consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Major brand names under Citi's trademark red arc include Citibank,

CitiFinancial, Primerica, Smith Barney and Banamex. Additional information may be found at www.citigroup.com or www.citi.com

The fund will be offered on a private placement basis in accordance with the local regulatory requirements of the jurisdictions in which our clients are based. This news release is for information purposes only and does not constitute an invitation to purchase or subscribe for units in the fund. This news release does not constitute an offer of securities for sale in the United States. Units in the fund may not be offered or sold in the United States absent registration or an exemption from registration. Any offering of units in the fund to be made in the United States will be made by means of a offering memorandum that will contain detailed information about the issuer and the investment.

About CapitaLand Group

CapitaLand is the largest real estate company in Southeast Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries. The company's real estate and hospitality portfolio spans more than 100 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 27 February 2008

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com

Media contact:
Nicole Neo, Corporate Communications
Mobile: +65 9764 9399
Email: nicole.neo@capitaland.com

CapitaLand

27 February 2008

CAPITALAND GROUP'S PRESENCE IN VIETNAM

Vietnam is a key Asian market for the CapitaLand Group. The country's strong economic growth and rapid urbanisation have presented many opportunities for international real estate companies like CapitaLand, who seek to contribute towards the country's growth together with its strategic local partners.

Currently, CapitaLand Group's presence in Vietnam is in primarily Hanoi and Ho Chi Minh City, in the residential and serviced residences sectors. The Group is committed to being a long term real estate player in the Vietnam market.

Residential

CapitaLand made its first investment in Vietnam's residential market in February 2006. To-date, it is committed to develop four projects with a pipeline of about 2,800 homes in Ho Chi Minh City. The projects are as follows:

The Vista, District 2, Ho Chi Minh City

The Vista is CapitaLand's first residential condominium in Vietnam. The high-rise development in An Phu Ward comprises of 750 elegant apartments, 100 serviced apartment units and a retail podium. CapitaLand, which owns an 80% stake in the project, is the lead project manager. Its Vietnamese partners are Phu Gia Investment Joint Stock Company (10%) and Thien Duc Trading-Construction Company (10%).

Condominium development, District 7, Ho Chi Minh City

CapitaLand partnered the South Saigon Development Corporation (SADECO) in 2006 to jointly develop approximately 600 apartments on a 21,200-square metre site in Tan Phong Ward, adjacent to the Phu My Hung Urban Area.

Villa development, District 9, Ho Chi Minh City

A conditional joint venture agreement was sealed in August 2007 between CapitaLand and an affiliate of Vietnam's Azure City Co. Ltd to develop a gated residential development with

approximately 300 villas. CapitaLand will take a 75% stake in the joint venture company while its local partner will hold the balance 25% stake.

High-rise Development in District 9, Ho Chi Minh City

CapitaLand partnered Azure City Co., Ltd to develop a high-rise condominium site, on which approximately 1,200 apartments will be built. CapitaLand will take a 75% stake in the joint venture company while Azure City will hold the balance 25% stake.

Serviced Residences

Having been in Vietnam since 1994, The Ascott Group (Ascott) has established a strong foothold in the country and enjoys a leadership position as the largest international serviced residence owner-operator in Vietnam. Ascott, together with the Ascott Residence Trust (ART), owns and/or manages six properties in Vietnam with a total of 1,050 units.

Ho Chi Minh City

- 172-unit Somerset Chancellor Court, Ho Chi Minh City (*owned by ART, managed by Ascott*)
- 165-unit Somerset Ho Chi Minh City (*owned by ART, managed by Ascott*)
- 232-unit Somerset Saigon City (Opening 2H 2010) (*managed by Ascott*)

Hanoi

- 185-unit Somerset Grand Hanoi (*owned by ART, managed by Ascott*)
- 206-unit Somerset Hoa Binh, Hanoi (Opening 1H 2008) (*owned and managed by Ascott*)
- 90-unit Somerset West Lake, Hanoi (*owned and managed by Ascott*)

Ascott's Somerset serviced residences enjoy strong brand equity and customer traction in the country. Its properties in Vietnam have won numerous awards, including 'Best Service in Serviced Apartments' awards and 'Excellent Service in Serviced Apartments' award from Vietnam Economic Times between 2003 and 2006.

Ascott has also received many corporate awards in Vietnam. Most recently, Ascott was awarded 'Golden Dragon Award 2007 – Best Serviced Residence' by Vietnam Economic Times, in conjunction with Vietnam's Ministry of Planning & Investment. The award honours foreign direct investment enterprises which have made significant contributions to Vietnam's economic development. This is the second consecutive year that Ascott has won the award. In 2007, Ascott received the 'Guide Award 2007 – Excellent Performance for 2006 & 2007' from Vietnam Economic Times' The Guide Magazine. Ascott was also named one of the '50

Best Employers in Vietnam' by the Navigos Group, a human resources consulting and training company, in association with Thanh Nien newspaper and AC Neilsen. In 2005, Ascott also received recognition from the Vietnam government as one of the 'Top 12 companies for best performance and contributions in foreign direct investment in Vietnam'.

Corporate Social Responsibility

CapitaLand Hope Foundation fulfills CapitaLand's credo of "Building People", i.e. to also build a better future for children. CapitaLand allocates 0.5% of the Group's annual net profit to the Foundation which focuses on the educational, healthcare and shelter needs of underprivileged children.

The foundation has built three CapitaLand Hope Schools in China and plans are underway for two more schools. It has also built two CapitaLand Hope dormitories and three school farms to provide food for children in Thailand.

The CapitaLand Kids Programme provides direct financial assistance to children for their living and education expenses. Currently, the foundation supports 700 CapitaLand Kids in Singapore, Vietnam and Thailand, including 50 children in Phu Cu. It also funded the construction costs of school facilities in Rach Gia and Danang.

A team of CapitaLand staff from Singapore was in Rach Gia in December 2007 to help build school facilities. Ascott staff also supported various charities in Vietnam like the Vietnam Red Cross Society, National Institute of Blood Transfusion, Warm Home Orphanage, Thien Binh Orphanage Home, and even took to the roads to promote Wear-A-Helmet Traffic Safety Day.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF INDIGO SERVICES PRIVATE LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Indigo Services Private Limited ("Indigo"), has increased its issued and paid-up share capital from Rs. 100,000 (approximately S$3,600) to Rs. 11,000,000 (approximately S$396,000) (the "Share Increase").

The Share Increase was by an allotment and issue of 1,090,000 new equity shares of Rs. 10 each to an existing shareholder of Indigo, CapitaLand Retail India Pte. Ltd., an indirect wholly-owned subsidiary of CapitaLand, for a cash consideration of Rs. 10,900,000 (approximately S$393,000). The other shareholder of Indigo, CapitaLand Retail Limited, a wholly-owned subsidiary of CapitaLand, did not subscribe for any new equity shares of Indigo.

Following the Share Increase, CapitaLand's interest in Indigo remains at 100% comprising 1,100,000 equity shares of Rs. 10 each.

The above transaction is not expected to have any material financial impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
27 February 2008

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	27-Feb-2008 20:39:36
Announcement No.	00238

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Voluntary Unconditional Cash Offer for The Ascott Group Limited – "Dealings Disclosure and Level of Acceptances"
Description	The attached announcement issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matter is for information.
Attachments:	SomersetAnn27Feb2008.pdf Total size = **50K** (2048K size limit recommended)

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VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED

(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

DEALINGS DISCLOSURE AND LEVEL OF ACCEPTANCES

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**") refers to the offer document dated 26 January 2008 (the "**Offer Document**") in connection with the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer.

All capitalised terms not defined herein shall have the same meaning as used in the Offer Document.

2. DEALINGS DISCLOSURE

DBS Bank wishes to announce, for and on behalf of the Offeror, that the following dealings in the Shares were made on 27 February 2008 by the Offeror:-

1.	Total number of Shares acquired by the Offeror by way of market purchases	9,000
2.	Price paid per Share (excluding brokerage commission, clearing fees and Goods and Services Tax)	S$1.73
3.	Percentage of total number of Shares in issue[1] represented by the number of Shares acquired	0.001%

3. LEVEL OF ACCEPTANCES AND AGGREGATE HOLDING

3.1 Acceptances of the Offer

Based on information provided to the Offeror, as at 5.00 p.m. on 27 February 2008, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 376,404,743 Offer Shares, representing approximately 23.39% of the total number of Shares in issue.

Based on information available to the Offeror as at 27 February 2008, these acceptances include acceptances received from the Offeror's Concert Parties in respect of 4,632,740 Offer Shares, representing approximately 0.29% of the total number of Shares in issue.

3.2 Shares held before the Offer Period

As at 8 January 2008, being the Announcement Date, the Offeror, SLPL and AIPL owned or controlled an aggregate of 1,067,846,016 Shares, representing approximately 66.52% of the total number of Shares in issue then. As at the Announcement Date, the Offeror's other Concert Parties owned or controlled an aggregate of 4,886,550 Shares[2], representing approximately 0.30% of the total number of Shares in issue then.

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or agreed to acquire any Shares as at the Announcement Date.

3.3 Acquisitions/Purchases during the Offer Period

Between the Announcement Date and 5.00 p.m. on 27 February 2008, the Offeror has acquired by way of market purchases on the SGX-ST an aggregate of 132,236,000 Shares[3], representing approximately 8.22% of the total number of Shares in issue.

---

1 Unless otherwise stated, references in this Announcement to the total number of Shares in issue are based on 1,609,488,935 Shares.

2 Of which 75,000 Shares have been disposed by a presumed Concert Party subsequently.

On 13 February 2008, 14,500 new Shares were issued to certain directors of subsidiaries of CapitaLand pursuant to the exercise of Options by such directors.

On 21 February 2008, 701,932 new Shares were issued to certain directors of subsidiaries of CapitaLand pursuant to the release of Awards under the Ascott Performance Share Plan.

Save as disclosed above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 27 February 2008) has acquired or agreed to acquire any further Shares between the Announcement Date and 5.00 p.m. on 27 February 2008.

3.4 Aggregate Holding

Accordingly, as at 5.00 p.m. on 27 February 2008, DBS Bank wishes to announce, for and on behalf of the Offeror, the following:-

1.	Aggregate number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, and (ii) valid acceptances of the Offer	1,577,236,001
2.	Percentage of total number of Shares in issue represented by the above number	98.00%

4. PROCEDURES FOR ACCEPTANCE

Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their FAT or FAA (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than the Final Closing Date.

Shareholders who are in any doubt about the Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

Depositors and Shareholders who have not received or who have misplaced the Offer Document and/or the relevant acceptance forms should contact The Central Depository (Pte) Limited or Boardroom Corporate & Advisory Services Pte. Ltd., as the case may be, immediately at the following respective addresses:

The Central Depository (Pte) Limited 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807	Boardroom Corporate & Advisory Services Pte. Ltd. 3 Church Street #08-01 Samsung Hub Singapore 049483

5. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all

[3] These Shares include 146,000 Shares which are believed to have been acquired from a Concert Party, which Shares have been included in the shareholdings of the Offeror's other Concert Parties as at the Announcement Date as stated in paragraph 3.2 above.

opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
27 February 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CLARIFICATION IN RESPECT OF UNAUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

We refer to the Company's Unaudited Financial Statements for the year ended 31 December 2007 announced on 22 February 2008 (the "FY2007 Results Announcement"), and wish to make the following clarification:

(A) The following two paragraphs should be included after the end of paragraph 1(d)(ii) on page 12 of the FY2007 Results Announcement:

"(1)(d)(iii) **Total number of issued shares**

As at 31 December 2007, the issued ordinary shares of the Company numbered 2,805,969,493 (31 December 2006 : 2,779,346,107). The Company did not hold any treasury shares as at 31 December 2007 and as at 31 December 2006.

(1)(d)(iv) **Dealings in treasury shares**

There were no sales, transfers, disposal, cancellation and/or use of treasury shares as at 31 December 2007."

(B) The following statement should appear at the end of the section Issued Share Capital in Paragraph1(d)(ii) (Changes in the Company's issued share capital) at Page 12 and at the end of Paragraph 7 (Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period) on page 14 of the FY2007 Results Announcement:

"The Company did not hold any treasury shares as at 31 December 2007 and as at 31 December 2006."

By Order of the Board

Low Sai Choy
Company Secretary
28 February 2008

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

TMALL LIMITED
COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION

CapitaLand Limited ("CapitaLand") wishes to announce that TMall Limited ("TMall"), its dormant indirect subsidiary incorporated in Singapore, has been placed under members' voluntary liquidation.

The voluntary liquidation of TMall is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
29 February 2008

82-4507

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY GUANGZHOU JIA KAI PROPERTY CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in The People's Republic of China:

Name	:	Guangzhou Jia Kai Property Co., Ltd.
Principal Activity	:	Property Leasing and Management
Registered Capital	:	USD29,800,000 (approximately S$42,300,000)

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
29 February 2008

END